Form 20-F
period 2001-01-31
FRISCO BAY INDUSTRIES LTD
filed 2001-07-24
CIK 909955

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2001 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________.

Commission File Number:  0-22270
                         -------

                           Frisco Bay Industries Ltd.
         --------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


         --------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Canada
         --------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                  160 Graveline
                       ST. LAURENT, QUEBEC, CANADA H4T 1R7
         --------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           Common Stock, no par value
         --------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None.

          As of January 31, 2001, the Registrant had 1,520,470 shares of Common Stock and 799,967 shares of Class A Common Stock, no par value, outstanding.

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days.

                          Yes X                No
                             ---                 ---

          Indicate by check mark which financial statement item the Registrant has elected to follow.

                          Item 17              Item 18 X
                                 ---                  ---

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

Item 1.   Identity of Directors, Senior Management
             and Advisors....................................................2
Item 2.   Offer Statistics and Expected Timetable............................2
Item 3.   Key Information....................................................2
Item 4.   Information on the Company.........................................7
Item 5.   Operating and Financial Review and Prospects......................17
Item 6.   Directors, Senior Management and Employees........................25
Item 7.   Major Shareholders and Related Party
             Transactions...................................................33
Item 8.   Financial Information.............................................34
Item 9.   The Offer and Listing.............................................35
Item 10.  Additional Information............................................36
Item 11.  Quantitative and Qualitative Disclosures
             About Market Risk..............................................46
Item 12.  Description of Securities Other Than
             Equity Securities..............................................46
Item 13.  Defaults, Dividend Arrearages and Delinquencies...................46
Item 14.  Material Modifications to the Rights
             of Security Holders and Use of Proceeds........................47
Item 15.  [Reserved]........................................................47
Item 16.  [Reserved]........................................................47
Item 17.  Financial Statements..............................................47
Item 18.  Financial Statements..............................................47
Item 19.  Exhibits..........................................................47

SAFE HARBOR FORWARD-LOOKING STATEMENTS UNDER
THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

          This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These factors include, among others, those listed under the caption "Item 3.(D) Risk Factors" or described elsewhere in this Annual Report and in the risk factors described in the Company's previous filings with the Securities and Exchange Commission. In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in this Annual Report and in those other filings with the Securities and Exchange Commission. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this annual report, other than as required by law.

                               -------------------

          Unless the context indicates otherwise, the terms "Frisco Bay Industries Ltd.," the "Company" and "Frisco Bay" are used interchangeably in this Annual Report and include Frisco Bay Industries Ltd.'s wholly-owned subsidiaries Frisco Bay Industries, Ltd. ("Frisco Bay U.S.") (formerly Camtron Electronics International, Ltd) and Intivid Solutions, Inc. (both Maryland corporations) through which the Company coordinates its operations outside of Canada, CDP Protection Inc. ("CDP"), the operations of which were sold on May 29, 1998, and ATMS/Frisco Bay and Company, Limited Partnership ("Frisco/ATMS"), in which the Company has a 50% interest, and all other subsidiaries of the Company and the Company's predecessor businesses.

          The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $"), unless stated in United States dollars ("US $"), and except as otherwise noted, financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 19 of the Notes to Consolidated Financial Statements contained herein. The exchange rate of Canadian dollars for United States dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, on July 10, 2001, was CDN $1.00 = U.S. $0.6573.

                                     PART I

          ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

          ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

          ITEM 3. KEY INFORMATION

          (A) SELECTED FINANCIAL DATA

          The selected consolidated financial data presented below for the years ended January 31, 1997, 1998, 1999, 2000, and 2001, has been derived from the Company's Consolidated Financial Statements. These Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada, which conform to accounting principles in the U.S., except as described in Note 19 of Notes to Consolidated Financial Statements. The data below should be read in conjunction with information contained under the caption "Item 5. Operating and Financial Review and Prospects" below, the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Annual Report.

                                                        FISCAL YEAR ENDED JANUARY 31,
                                   ---------------------------------------------------------------------
CANADIAN GAAP DATA                    1997           1998           1999          2000          2001
------------------                    ----           ----           ----          ----          ----

STATEMENT OF OPERATIONS DATA:                 (In thousands of CDN $, except per share data)
Revenue from continuing
 operations ...................    $   23,476     $   23,819     $   32,687    $   37,136    $   35,847

Earnings (loss) from continuing
     operations ...............    $     (514)    $   (3,360)    $      940    $      498    $     (676)

Net earnings (loss) ...........    $     (246)    $   (3,302)    $    2,092    $      498    $     (202)

PER SHARE DATA:

Earnings (loss) from continuing
     operations ...............    $    (0.23)    $    (1.51)    $     0.42    $     0.22    $    (0.09)

Net earnings (loss) ...........    $    (0.11)    $    (1.49)    $     0.93    $     0.22    $    (0.09)

Weighted average number of
     Class A Stock and Common
     Stock outstanding ........     2,224,036      2,219,684      2,238,048     2,265,630     2,298,153

                                               FISCAL YEAR ENDED JANUARY 31,
                                    ----------------------------------------------------
                                      1997       1998       1999       2000       2001
                                      ----       ----       ----       ----       ----
                                                  (In thousands of CDN $)
BALANCE SHEET DATA:

Working capital .................    $ 5,237    $ 3,658    $ 7,044    $ 7,177    $ 6,491

Total assets ....................    $13,946    $12,815    $17,217    $19,187    $20,810

Obligations under capital leases,
   less current portion .........          -          -          -    $   235    $   573

Shareholders' equity ............    $ 9,353    $ 6,006    $ 8,120    $ 8,744    $ 8,617

          The amounts set forth in the tables above are consistent with those that would be reported under U.S. GAAP for the fiscal years ended January 31, 1997, 1998, 1999, 2000, and 2001, except those listed in the following table.

                                                       FISCAL YEAR ENDED JANUARY 31,
                                    ---------------------------------------------------------------------

U.S. GAAP DATA                         1997           1998           1999          2000          2001
--------------                         ----           ----           ----          ----          ----
                                                (In thousands of CDN $, except per share data)
STATEMENT OF OPERATIONS DATA:

Earnings (loss) from continuing
operations .....................    $     (459)    $   (2,400)    $      891    $      380    $     (390)

Net Earnings (loss) ............    $     (190)    $   (2,343)    $    2,043    $      380    $     (390)

PER SHARE DATA:

Earnings (loss) from continuing
operations .....................    $    (0.21)    $    (1.08)    $     0.40    $     0.17    $    (0.17)

Net Earnings (loss) ............    $    (0.09)    $    (1.06)    $     0.91    $     0.17    $    (0.17)

Weighted average number of Class
  A Stock and Common Stock
  outstanding ..................     2,224,036      2,219,684      2,238,048     2,265,630     2,298,153

BALANCE SHEET DATA:

Total assets ...................    $   13,024     $   12,752     $   17,217    $   19,120    $   20,682

Shareholders' equity ...........    $    8,430     $    5,944     $    8,112    $    8,669    $    8,418

EXCHANGE RATES

          The following tables sets forth, for the periods indicated, certain exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are quoted as U.S. dollars per Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S. $1.00.

                           TWELVE MONTH PERIOD ENDED JANUARY 31,
                   -------------------------------------------------
                    1997       1998      1999       2000       2001
                    ----       ----      ----       ----       ----

High...........    .7514      .7446     .7106      .6969      .6936
Low............    .7218      .6832     .6327      .6550      .6410
Average*.......    .7342      .7153     .6703      .6766      .6711
Period End.....    .7484      .6867     .6619      .6888      .6669

------------------

* The average rate means the average of the exchange rates on the last day of each month during the applicable period.

          As of July, 10, 2001, the exchange rate was CDN $1.00 = U.S. $0.6573. The high and low exchange rates for the previous six months are as follows:

          MONTH                     HIGH                LOW
          -----                     ----                ---
          January 2001             .6692              .6595
          February 2001            .6697              .6494
          March 2001               .6499              .6336
          April 2001               .6510              .6333
          May 2001                 .6532              .6435
          June 2001                .6604              .6516

          (B) CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

          (C) REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

          (D) RISK FACTORS

          Dependence on Suppliers. The Company relies on outside sources to manufacture and supply most of the components included in the Company's systems and products, none of which sources are contractually obligated to meet the long-term requirements of the Company. Furthermore, in those situations in which the Company is the sole distributor for certain of its suppliers, those arrangements are typically restricted geographically to Canada only. There can be no assurance that current or alternative sources will be able to supply all of the Company's demands on a timely basis. The Company currently relies upon a single, separate supplier for each of its cash dispensing units, rolled coin dispensers, loose change acceptors, currency sorters and automatic deposit systems. Although the Company believes that alternative sources are available for those components, any interruption it its supply from any supplier that currently serves as the Company's sole source could delay product and system shipments and adversely affect the Company's business, financial condition, operating results and prospects.

          Dependence on Significant Customers. The Company's sales to its five largest customers accounted, in the aggregate, for approximately 28%, 40% and 25% of the Company's total sales during the fiscal years ended January 31, 1999, 2000 and 2001, respectively, and sales to the Company's two largest customers for each of those periods accounted for approximately 9%, 15% and 8%, and 7%, 14% and 5%, respectively, of total sales during those periods. There can be no assurance that any of the Company's principal customers will maintain its volume of business with the Company or that a similar volume of business would be forthcoming from new or existing customers to replace lost business, if any. The Company does not have long-term contracts with any of its customers. The loss of one or more of the Company's existing significant customers without replacement by a customer of similar volume would have a material adverse effect on the Company's business, financial condition, operating results and prospects.

          Competition. The Company's competitors include numerous financial equipment manufacturers and distributors and computer companies, many of which have greater research, development, financial and personnel resources or name recognition than the Company. There can be no assurance that the Company will be able to maintain its market share in Canada, or that it will be able to compete successfully in the United States or other markets.

          Control of Company by Management and Affiliates. As of July 2, 2001, the executive officers and Directors of the Company beneficially owned or controlled approximately 39.32% of the outstanding combined shares of Common Stock and Class A Stock, representing approximately 70.10% of the combined voting power of these classes. As a result of the magnitude of their holdings and their contractual arrangements, the Company's current principal shareholders could hinder or preclude an unsolicited acquisition of the Company and that fact could have an adverse effect on the market price of the Common Stock. Further, the current principal shareholders have the ability to elect all the Company's Directors and to control the outcome of all other issues submitted to the Company's shareholders for the foreseeable future.

          Dependence on Key Individuals and Qualified Personnel. Barry E. Katsof, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Ronald G. Waxman, Vice-Chairman of the Board of Directors, have been primarily responsible for the development and expansion of the Company's business, and the loss of the services of either of or both those individuals could have a material adverse effect on the Company. The Company currently has three-year employment agreements with each of Messrs. Katsof and Waxman, expiring on April 30, 2003. In addition, the Company has purchased and is the beneficiary of $1 million key-man insurance policies on the lives of each of Messrs. Katsof and Waxman. Because of the specialized technical nature of the Company's business, the Company is dependent upon its ability to continue to attract and retain qualified management, marketing, engineering and technical personnel. There is intense competition for qualified personnel in the Company's business and in related businesses and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business.

          Absence of Dividends. The Company has not paid any cash dividends and does not anticipate paying any dividends on its Common Stock or Class A Stock in the foreseeable future. The Company anticipates that earnings, if any, will be retained to finance future growth.

          Anti-Takeover Provisions. In addition to the voting control held by officers, Directors and principal shareholders, the Company is subject to agreements and provisions that could hinder or preclude an unsolicited acquisition of the Company. The Company's Articles of Amalgamation authorize the Board of Directors to issue, without shareholder authorization, shares of preferred stock, in one or more designated series or classes. The Articles of Amalgamation also provide for the Board of Directors to be divided into three classes which serve for staggered three-year terms and include a "fair price provision" which requires that 85% of the voting power of the Company approve any merger, or similar extraordinary transaction, with an acquirer who owns 10% or more of the voting power of the Company where the merger has not previously been approved by independent Directors of the Company. Any of these agreements or provisions could discourage, hinder or preclude an unsolicited acquisition of the Company and could make it less likely that shareholders receive a premium for their shares as a result of any unsolicited acquisition attempt. These provisions may also have a depressive effect on the market price of the Common Stock.

          Exchange Rate Risk. The Company records its transactions and prepares its financial statements in Canadian dollars. During the Company's 2001 fiscal year, a material percentage of the Company's business, including approximately 10% of its sales and approximately 60% of the Company's purchases of equipment, parts and supplies, was transacted in currencies other than the Canadian dollar. Any change in the value of, for example, the United States dollar against the Canadian dollar will affect United States revenues and earnings of the Company when translated into Canadian dollars. The same result might be recognized if sales are made by the Company in Mexico or elsewhere at material levels. Although the Company partially hedges its exchange rate risk through the purchase of currency options contracts, there can be no assurance that it will be able to hedge successfully against exchange rate risk.

          Service of Legal Process and Enforcement of Judgments. It may be difficult for investors to effect service of process and to enforce judgments against the Company or those of its officers and Directors who are not resident in or citizens of the United States. The Company is a Canadian federal corporation. All of its Directors and officers, except two Directors, are residents of Canada and all or a substantial portion of the assets of each of those persons and a substantial portion of the assets of the Company are located outside the United States. Consequently, it may be difficult for United States investors to effect service within the United States upon the Company or upon Directors or officers of the Company, or to satisfy judgments of courts of the United States predicated upon civil liabilities under United States federal securities laws. The Company has appointed its United States subsidiary, Frisco Bay Industries, Ltd., a Maryland corporation, as the Company's agent to receive service of process in any action against the Company brought in any federal or state court sitting in New York County, State of New York, which arise solely out of or in connection with United States federal securities laws. The address of Frisco Bay Industries, Ltd. is 1055 Parsippany Blvd., Parsippany, New Jersey 07054.

          ITEM 4. INFORMATION ON THE COMPANY

          (A) HISTORY AND DEVELOPMENT OF THE COMPANY

          The Company and its predecessors have been in business continuously since 1972. In August, 1993, the Company changed its legal and commercial name from "Frisco Bay Industries of Canada Ltd." to "Frisco Bay Industries Ltd." in order to more appropriately reflect its current business strategy. The Company was constituted in 1989 as the successor corporation to its merged predecessors under the Canada Business Corporations Act. Its principal executive offices are located in the Montreal metropolitan area at 160 Graveline Street, St. Laurent, Quebec, Canada H4T 1R7 (telephone number: 514-738-7300; fax number:
514-735-7039). The Company can be reached over the Internet through www.friscobay.com.

CAPITAL EXPENDITURES

          Our principal capital expenditures for each of fiscal 1999, 2000, and 2001 were for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. We have largely financed capital expenditures through working capital except for automated teller machines which are financed through capital leases.

          In fiscal 1999, we spent approximately $303,155, $27,049, $218,906 and $1441, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. In fiscal 2000, we spent approximately $821,819, $18,546, $162,378 and $60,267, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. In fiscal 2001, we spent approximately $742,156, $20,406, $49,005 and $15,560, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements.

          During fiscal 2002, we expect to continue to make capital expenditures to expand our business in Canada, the United States and targeted European markets. We anticipate financing these expenditures through working capital except for automated teller machines which will be financed through capital leases.

          (B) BUSINESS OVERVIEW

          Frisco Bay designs, develops, markets and installs integrated systems and products predominantly for financial institutions, government agencies and major industrial corporations. The Company also provides service and support for its products and systems. The Company's systems include self-service and financial transaction processing systems, computerized time management systems and integrated security systems. Frisco Bay believes that its customers are shifting towards a "self-service" environment and are embracing technology to improve efficiency and reduce costs. The Company's products, systems and services are designed to help its clients improve their competitiveness and the cost effectiveness of their operations.

          The Company has been engaged in business in Canada for almost three decades and its customers include Canada's seven largest banks (based on published aggregate asset values), as well as many large corporations and government agencies. In addition, the Company has sold time management and certain financial transaction processing and security systems in the United States, Mexico and targeted European countries. Frisco Bay's customers outside of Canada primarily include banks and large institutions.

          Management operates and evaluates the Company's business in two major segments, one dealing with product sales and the other dealing with product support and service fees. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance agreement revenues and ATM machine service fees. The expenses that can be identified within each of these segments are disclosed in the Consolidated Statements of Earnings (Loss) and Deficit. The assets are common to both segments and cannot be allocated.

          The Company's principal products, systems and services include:

          SELF-SERVICE AND FINANCIAL TRANSACTION PROCESSING SYSTEMS that are engineered and designed to bring increased efficiency and cost savings through the automation of customer transactions. These systems are typically stand-alone units, and include deposit and receipt systems, coin sorting, counting, wrapping and dispensing systems, cash sorting systems, and secure cash dispensing systems.

          TIME MANAGEMENT SYSTEMS that provide queuing control and transaction time management. These systems, which include line wait monitoring and directional systems, are designed both to reduce customer waiting time and to improve labor efficiency.

          INTEGRATED SECURITY SYSTEMS that are offered primarily in Canada and feature surveillance cameras and computer-based access systems controlled by identification cards. The Company's surveillance systems are enhanced by in-house processing and storage of image media, and the Company's ability, in certain cases, to provide photographic evidence to, and cooperate with, its customers and law enforcement agencies. The demand for film surveillance systems has been declining rapidly due primarily to the high cost of film and film photo reproduction. As a result, the Company believes that the demand for quality low cost video photographs is increasing. To respond to this demand, the Company developed and is currently marketing its computer-based video surveillance recording and retrieval system. The Video Image Processing System ("VIP") offers a state-of-the-art method of digitizing video images and recording this information on a PC hard drive. The files can then be retrieved on-site or off-site, using VIP retrieval software. The system is currently marketed throughout Canada, the U.S. and in certain European countries, through Intivid Solutions Inc., a wholly-owned subsidiary of Frisco Bay.

          Overall, the Company develops and markets a wide range of products and systems, and offers a broad array of support and other services to its customers. Prices charged by the Company to its customers range widely, from several dollars for small components to several hundreds of thousands of dollars for large integrated systems. In addition, the Company's prices tend to vary from application to application because in many instances the Company designs customized systems for its customers. Sales of the Company's products and systems are effected primarily through standard purchase orders, and are not pursuant to customized, negotiated contracts. Information concerning the terms of the Company's service agreements is set forth in the "Service, Support and Training" section below.

          Although certain of the Company's customers, including, particularly, banking institutions, insurance institutions and gaming casinos, are in industries that are subject to various forms of governmental regulation, historically the Company's business has not been adversely affected by regulations applicable to those industries. Further, although the Company is not aware of any new or contemplated regulations that could affect its customers' businesses, and, hence, the Company's business, there can be no assurance that such regulations will not be adopted in the future. The Company's business could be materially affected by the adoption of new regulations or changes in existing regulations which could affect the business of all, or material groups of similar types of businesses, of its customers. Further, because of the Company's intent to expand its business outside of Canada, its customer base could be subject to different regulations. A diversity of regulations could affect the Company's ability to offer uniform products and services and could, therefore, adversely affect its business.

BUSINESS STRATEGY

          The Company's business strategy is to capitalize on its existing customer base and Canadian experience to expand its markets in the United States as well as to penetrate targeted European markets with its proprietary products. The Company intends to distribute its products to these markets through direct sales to select accounts and through strategic partnerships. The Company also intends to continue to modify the systems, products and services offered to its existing Canadian customers, as well as to expand its Canadian customer base. Frisco Bay believes that its competitive advantage is its ability to customize products and related applications software to produce systems that meet customer needs and are aligned to changes in the marketplace.

          The Company's strategy includes the following principal components:

          FURTHER PENETRATION OF THE SELF-SERVICE AND FINANCIAL TRANSACTION PROCESSING AND TIME MANAGEMENT SYSTEM MARKETS IN THE UNITED STATES AND ELSEWHERE. The Company intends to build on its initial penetration of the United States market and to continue its expansion in that market.

          PENETRATION OF THE VIP MARKET IN THE UNITED STATES AND EUROPE. The Company is continuing its penetration into the U.S. market for its VIP product through a distribution agreement it signed with Mosler, Inc., a global provider of security solutions, and through other dealers and original equipment manufacturer arrangements. Additionally, marketing efforts are underway in Europe with potential dealers.

          EXPANSION OF CANADIAN CUSTOMER BASE FOR SELF-SERVICE AND FINANCIAL TRANSACTION PROCESSING, TIME MANAGEMENT AND INTEGRATED SECURITY SYSTEMS. The Company intends to expand its Canadian operations by building on its current base of established clients and through the introduction of new products and enhancements to existing products and systems. The Company has expanded its product offering to include ATMs for the White Label (non-financial institution owned) market, and entered into a limited partnership agreement with G.M. Automated Teller Machine Services Inc. (ATMS Canada), effective May 1, 1999, to supply and service this product in Canada. The partnership brands and markets the machines as Frisco/ATMS. The Company believes it has developed a reputation in Canada for designing, customizing and assembling quality, automated systems and products under the Frisco Bay(TM) label for the unique applications and requirements of its customers, as well as for providing a high level of customer service and support.

          MODIFICATION AND ADAPTATION OF PRODUCTS AND SYSTEMS TO PROVIDE CUSTOMIZED PRODUCTS AND SERVICES TO CUSTOMERS. The Company intends to work closely with its customers and prospective customers to determine their requirements and thereby to seek to be in a position to deliver products that will better meet their needs. The Company also intends to continuously seek to modify and adapt its existing systems and products to meet new applications in existing and potential new markets. Frisco Bay intends to further develop and improve its "application engineering" capabilities, which the Company believes provide it with the technological flexibility and ability to provide customers with customized products and services.

AUTOMATED SYSTEMS AND PRODUCTS

          The Company believes that in response to growing competition and increased costs in the financial services marketplace, banks and other financial institutions are turning to automation to improve the quality and efficiency of, and to reduce the costs associated with, the services they provide to their retail and commercial customers. The self-service and financial transaction processing systems and time management systems that Frisco Bay has developed and is marketing under the Frisco BayTM label are designed to enhance an institution's product offerings and to improve that institution's productivity, efficiency and accuracy.

          SELF-SERVICE AND FINANCIAL TRANSACTION PROCESSING SYSTEMS are typically stand-alone units engineered and designed to bring increased efficiency and cost savings through the automation of customer transactions and the processing of those transactions. The products that Frisco Bay markets within this product group can be generally categorized as follows:

          SELF-SERVICE BANKING SYSTEMS which are automated machines that supplement and complement automated teller machines ("ATMs") by performing functions normally performed by tellers. Frisco Bay's products and systems in this category include the following:

          o Deposit Machines that, unlike traditional night depositories, accept both personal and commercial deposits and give the customer a receipt for each transaction. The Company's deposit machines improve overall quality of service by eliminating the need for customers to wait in teller lines when a receipt is required and by providing 24-hour access for both personal and commercial deposits.

          o Rolled Coin and Note Dispensers that dispense up to six different coin denominations or a combination of rolled coin and ATM quality notes. The rolled coin and note dispensers eliminate the need for customers who operate retail establishments to enter a branch to obtain change, and provide access to services after normal banking hours. The machines also provide patrons of gaming casinos with access to change or casino chips without waiting in cashier lines.

          o Commercial Kiosk, which incorporates the latest technology in self-service banking. This is a multi-function, stand-alone self-service center that allows commercial clients to obtain rolls of coin and ATM quality notes, and to make daily deposits and obtain a receipt without having to enter a branch. The service is available 24 hours a day, 7 days a week and these centers can be located in environments where bank branches do not exist.

          o ATMs, that due to a change in banking regulations in Canada, can now be owned by any person or business. This non-bank environment for ATMs is called the "White Label" market. Frisco Bay not only receives revenues from the sale, installation and servicing of the ATM units, but also generates a recurring revenue stream from transaction fees charged to users of the machine.

          Teller Operated Banking Systems are computer-linked cash dispensing systems designed to increase teller efficiency and productivity, reduce errors in transactions and provide increased security through the use of safe-type encasings. The Company also markets other teller-operated systems and products that simplify labor-intensive tasks such as sorting, counting and wrapping coins. The following is an example of a teller operated banking system:

          o Cash Dispensers automatically dispense the correct amount of cash and enable banks to improve customer service by making transfer transactions more efficient and faster. Utilizing the Company's proprietary software, the systems can be linked to the bank's computer system and can download transaction data directly into its database for storage. Accuracy is maintained by a microprocessor-controlled system that eliminates the need for a teller to count bills manually. In addition, cash dispensers dispense currency denominations at very high speeds, thereby reducing transaction time, enabling tellers to accurately handle more business, while facilitating end-of-the-day reconciliation procedures.

          Administrative Support Systems automate the processing of transactions in the "back office" of banks or other financial institutions. These products simplify and expedite labor-intensive tasks such as sorting, processing and recording customer transactions, and prepare the currency and coins required for the institution's teller operations and ATM-type machines. Administrative support systems include the following:

          o Bank Note and Coin Sorting, Counting, Authenticating and Wrapping machines make up a full line of products that have been designed to assist personnel in the performance of certain labor-intensive tasks with greater speed, efficiency and accuracy to meet the requirements of a bank's teller operations, as well as the supply requirements of ATMs and similar machines.

          TIME MANAGEMENT SYSTEMS are designed to enhance the quality and efficiency of customer service and to reduce customer waiting time. These systems, among other things, provide line monitoring and directional functions.

          Wait Control Systems are management tools that help financial and other institutions improve customer service by developing plans that will result in reduced customer waiting time. The systems also enable organizations to devise plans that will result in the delivery of the customers' desired level of service quality with an efficient number of staff. The systems use electronic sensors on queue lines to collect data concerning customer arrivals, sensors at service stations to measure service time, and an automatic traffic directional system that indicates to customers which service representative is available. The systems automatically collect key data, including how many customers arrive in line during each half hour, the time it takes to serve each customer, and the number of staff available during each half hour. This data is then used to assist management in determining how long customers are currently waiting for service. Once traffic patterns are established and analyzed, the systems enable management to determine the number of staff needed in each half hour period to serve forecasted arrivals within a customer waiting time goal. In addition to being a management planning aid, these systems include a waiting time display which shows customers how long they can expect to wait for service before they enter the line, a feature which, based on the Company's experience, reduces stress caused by waiting. The Company's two proprietary systems, Staff Power (used in a "queue" environment) and Priority Service System (for a "sit-down" environment), include advanced technological features and have low system integration costs.

          The Company's directional systems are incorporated into Frisco Bay's wait control systems, but are often sold as stand-alone systems, to help speed the service line. Each system uses a combination of bright lights at each service station and a central flashing arrow to let customers know instantly which service representative is available. The "director" acts as a traffic flow controller, passing information such as, "please wait," or, "a customer service representative is available to your left," to the waiting customer. The prompter automatically senses the presence or absence of customers at service stations. A short chime burst accompanies any change in status to alert the customer that a customer service representative is free.

          INTEGRATED SECURITY SYSTEMS are typically customized security systems and, except for the Company's VIP system, are presently sold by the Company in Canada only. The Company's integrated security systems can include sophisticated surveillance cameras and related security equipment, and/or computer-based access and alarm monitoring systems usually controlled by identification cards. Access and alarm monitoring can be as simple as a card recognition system for an automated banking machine vestibule, or as complex as a computerized network that could control entrances to hundreds of facilities at various places throughout the world.

          The camera based security systems include a comprehensive laboratory service at which the Company processes and stores image media that may document frauds and holdups and may assist law enforcement agencies by providing them necessary courtroom evidence. The Company maintains laboratories for this purpose in most of its regional sales and service offices in Canada. Frisco Bay's systems may include a wide variety of customized and specialized accessories.

          The Company's proprietary VIP System incorporates advanced digital image capturing, compression, retrieval and reproduction technology. The Company believes the system is competitively priced so as to replace the existing video recording systems which presently deliver a lesser grade of image quality. A target marketplace for VIP are institutions utilizing ATMs where the system records transactions at ATMs for use in fraud investigations. In this environment it is combined with a proprietary device that transfers transaction information onto the image captured at the time of the event. As a result, retrieval of the image is immediate and image to transaction correlation is assured. VIP can also be used to monitor the lobby or other branch areas. Additionally, VIP is being marketed to other organizations whose businesses include high-cost, high-risk transactions and which commonly attract fraud.

SERVICE, SUPPORT AND TRAINING

          Frisco Bay believes that customer service, technical support and training are important to the success of its business. The Company currently has a service, installation and support staff of approximately ninety-five persons operating from the Company's nine regional sales and/or service facilities in Canada and two in the United States. Additionally, the Company engages dealers and/or subcontractors who are trained to provide these services in certain remote areas or to supplement staff. Service and technical support offered by the Company to its customers include system planning and support, coordination and evaluation of product performance data, evaluation of existing equipment and systems specifications, site preparation, installation and user training. Frisco Bay's service and support staff are available to its customers 7 days per week, 24 hours per day.

          The Company typically offers service and support contracts to its customers providing for maintenance and support after installation or sale. As part of the Company's technical and operation support program, the Company provides in-house training courses for its clients to ensure that individuals operating a system not only understand how it functions, but how it is integrated into the work environment.

          The Company generally offers warranties on its products ranging from three months to one year. Through January 31, 2001, warranty expense to the Company historically has been minimal.

PRODUCT ASSEMBLY AND SOURCES OF SUPPLY

          The Company's assembly operations consist of designing and developing its products and systems, assembling various equipment, related hardware and software components and finished products, most of which are purchased from outside sources, and conducting quality control and final testing. The Company staffs a quality assurance team that participates in the design, assembly and testing of the Company's products and systems, including the inspection of components, subassemblies and final tests. All assembly operations are currently performed at the Company's facility in Montreal or through contracted suppliers.

          Most of the equipment, hardware, components and other supplies used by the Company in its product and system assembly processes are available from multiple suppliers, and it is the Company's policy to secure whenever possible second and third sources of the supplies and materials it needs. Although Frisco Bay generally relies upon separate, single suppliers for each of its cash dispensing units, rolled coin dispensers, currency sorters and automatic deposit systems, alternative sources are available, and the Company believes it is not materially dependent upon any single source for any of its supply needs. Any interruption in the supply of components from any supplier that serves currently as a sole source, however, could delay product or system shipments and adversely affect the Company's business unless and until new sources are developed and on line or the interruption was otherwise resolved. The Company believes it maintains a sufficient inventory of its supplies to meet current needs.

          A significant portion of the systems Frisco Bay sells to its customers are comprised of products it acquires from outside sources pursuant to distribution agreements that customarily grant to the Company, for terms typically ranging from one to five years, rights to distribute products and to provide warranty support. Certain of the Company's distribution agreements may be terminated by either party without cause. While the Company does not consider any single distribution agreement to be material to its business, the Company generally relies upon distribution agreements with separate, individual sources for its supply of certain products.

SALES, DISTRIBUTION AND MARKETING

          Frisco Bay's sales force includes approximately twenty Company employed representatives who operate on a regional basis from the Company's sales and/or service facilities in Canada and in the United States. In Canada, the Company maintains sales and/or service facilities in Montreal, Halifax, Quebec City, Toronto, Vancouver, Calgary, Winnipeg, Edmonton and Ottawa. In the United States, Frisco Bay maintains sales and/or service facilities in Parsippany, New Jersey, which is located in the New York City metropolitan area, and in New Castle, Delaware. Most of the Company's sales force is compensated by a combination of base salary and incentive payments that are based on achieving or exceeding sales quotas. The Company markets its products and systems principally through the direct efforts of its in-house sales personnel. Over the past several years, the Company has engaged a number of independent sales agents to sell or place Company owned ATMs to the White Label market. The Company is also marketing this product through Frisco/ATMS, the partnership formed between Frisco Bay and G.M. Automated Teller Machines Inc. (ATMS Canada) in May 1999. Frisco Bay supplements these sales efforts by attendance at major trade shows and advertising through print media in a variety of trade magazines. In addition, the Company markets and sells its financial transaction processing, time management and VIP products through dealers in certain geographic areas that do not require the Company's physical presence.

          The Company markets its self-service and financial transaction processing systems to banks, financial institutions, shopping malls and other retail institutions, such as department stores, supermarkets, fast food establishments and other merchandisers whose businesses involve a large number of frequent financial transactions with customers. The Company also markets some of these products to gaming casinos in order to enhance productivity in the counting and wrapping of coin, the counting of paper currency, and the dispensing of cash.

          Frisco Bay markets its time management systems to banks and financial institutions, government agencies, airlines, post offices and other businesses and organizations whose businesses include the physical "processing" of people through lines, service counters and other waiting areas.

          The Company's integrated security systems are marketed to financial institutions and banks, commercial real estate developers, industrial facility occupants, government facilities, airports, and large companies that utilize the systems in a variety of applications, including manufacturing facilities, distribution facilities and front office applications.

          The Company's systems and products are assembled at, and distributed from, its 30,000 square foot facility in Montreal, Quebec, Canada. Frisco Bay believes that its facilities are adequate for its current assembly and distribution needs.

          The Company maintains insurance, including product liability and business interruption insurance, in a scope and amount management considers to be adequate and customary under the circumstances, but there is no assurance that the Company will not incur losses beyond the limits of, or outside the coverage of, its existing insurance. In addition, the Company seeks to protect itself against claims for product liability by offering express limited product warranties that warrant the replacement or repair of the particular product or system, and not against consequential damages resulting from the malfunction or failure to perform. Historically, the Company has not experienced material claims or been subject to material litigation regarding product liability claims from its customers.

SIGNIFICANT CUSTOMERS AND ORDER BACKLOG

          The Company's sales to its five largest customers accounted, in the aggregate, for approximately 28%, 40% and 25% of the Company's total sales during the fiscal years ended January 31, 1999, 2000 and 2001, respectively, and sales to the Company's two largest customers for each of those periods accounted for approximately 9%, 15% and 8%, and 7%, 14% and 5%, respectively, of total sales during those periods. There can be no assurance that any of the Company's principal customers will maintain their volume of business with the Company or that a similar volume of business would be forthcoming from new or existing customers to replace lost business, if any. The Company does not have long-term contracts with any of its customers. The loss of one or more of the Company's existing significant customers without replacement by a customer of similar volume would have a material adverse effect on the Company's business, financial condition, operating results and prospects.

          Frisco Bay's backlog of firm orders at May 15, 2001, was approximately CDN $6.9 million, compared to CDN $4.4 million at May 15, 2000. Management expects to ship all the orders included in the May 15, 2001, backlog by January 31, 2002. Additional information is contained under the caption "Item 5. Operating and Financial Review and Prospects" below.

COMPETITION

          Frisco Bay believes that the principal factors affecting competition in its markets are (i) the ability to customize products and application software to meet customer needs and solve problems, (ii) product functionality, price and ease of use, and (iii) customer service and support. Several companies, including Banking Automation and Diebold, Inc. in the United States, and NCR Corporation of Canada, presently compete in the market of self-service and financial transaction processing systems. The Company believes that national financial institutions desire standardization of their systems, service and support and, therefore, are most likely to purchase systems from larger, national companies who can provide the desired quality and scope of sales and service. However, many smaller companies do compete with the Company in non-financial markets on a regional basis.

          For similar reasons, the Company faces national competition in Canada in its integrated security systems market from a few large competitors, including Chubb Security Systems and ADT Security Systems and from many small to midsized competitors on a regional basis.

          The competition for time management systems includes accounting firms and consulting groups that perform time and motion studies and staffing analyses and a number of smaller companies who compete with the Company for stand-alone products and limited systems in the United States and Canada on a regional basis. The Company is not aware of any national competitors, except for QMatic Corp., or regional competitors who offer full-line time management systems as does Frisco Bay.

          Many of the Company's competitors and potential competitors have greater research, development, financial and personnel resources or name recognition than Frisco Bay. There can be no assurance that the Company will be able to maintain its market share in Canada, or that it will be able to compete successfully in the United States or elsewhere.

PATENTS AND TRADEMARKS

          As a result of its ongoing development efforts, the Company has developed proprietary technology. Frisco Bay currently holds five patents in Canada and four patents in the United States.

          These patents expire in 2006 in Canada, and 2004 in the United States. It is the Company's policy to defend its patents both in Canada and in the United States, although there can be no assurance that it will have the resources to defend, or that it will be successful in defending, any such patents. Except as described above, management believes that none of Frisco Bay's current systems or products is materially dependent upon a single patent or license or group of related patents or licenses, and that timely introduction of products that incorporate new technologies and that are particularly suited to meet the needs of a specific market or customer group is the more important factor in influencing the Company's results of operations. There can be no assurance that the Company's present or future competitors will not develop technologies that are substantially equivalent or superior to the Company's technology, or that the Company's issued patents will be upheld if challenged.

          The Company regards its trademark "Frisco Bay" as valuable to its business. The Company has registered that trademark in Canada and in the United States, and has not granted any rights to use its name to any unaffiliated third party. Registration of the trademarks "VIP" and "Commercial Kiosk" have been granted in Canada and in the United States. Copyright protection for the software related to VIP has been granted in Canada and is pending in the United States.

          (C) ORGANIZATIONAL STRUCTURE

          The Company's wholly-owned subsidiaries Frisco Bay Industries, Ltd. and Intivid Solutions, Inc. (both Maryland corporations) coordinate the Company's operations outside Canada. In addition, the Company has a 50% interest in ATMS/Frisco Bay and Company, Limited Partnership.

          (D) PROPERTY, PLANTS AND EQUIPMENT

          The Company believes that its facilities, including its machinery and equipment, are generally in good condition and well maintained. The Company believes that its product assembly and sales and service facilities have adequate capacity to accommodate the Company's present needs and foreseeable business growth. The Company's principal properties are described in the following table.

                                                                   APPROXIMATE
                                                                  SQUARE FOOTAGE
     LOCATION                           TYPE OF PROPERTY           OF FACILITY
     --------                           ----------------           -----------

     Montreal, Quebec                   Executive Offices,           30,000(1)
                                        Product Assembly,
                                        Sales and Service,
                                        Laboratory

     Toronto, Ontario                   Sales and Service,           14,034(2)
                                        Laboratory, Research
                                        and Development

     Vancouver, British Columbia        Sales and Service,            5,100(2)
                                        Laboratory

     Calgary, Alberta                   Sales and Service,            4,037(2)
                                        Laboratory

     Winnipeg, Manitoba                 Sales and Service,            2,120(2)
                                        Laboratory

     Edmonton, Alberta                  Sales and Service               700(2)

     Ottawa, Ontario                    Sales and Service             1,210(2)

     Parsippany, New Jersey             Sales                           200(2)

------------------
(1) Leased from an affiliate of the Company for a term expiring in 2007, with an option to renew for an additional ten-year period on substantially the same terms. Additional information is contained under the caption "Item
    7. Major Shareholders and Related Party Transactions" below and in Note 12 of Notes to Consolidated Financial Statements.

(2) Leased under leases with landlords that expire at various times through 2007. See Note 12 of Notes to Consolidated Financial Statements for additional information.

          ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read together with the Consolidated Financial Statements of the Company including the Notes thereto. The Company prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada. For a reconciliation of differences to accounting principles generally accepted in the United States, see Note 19 of Notes to Consolidated Financial Statements. All dollar amounts discussed in this section are in Canadian dollars.

          Management operates and evaluates the Company's business in two major segments, one dealing with product sales and the other dealing with product support services. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance agreement revenues and ATM machine service fees. The expenses that can be identified within each of these segments are disclosed in the Consolidated

Statements of Earnings (Loss) and Deficit. The assets are common to both segments and cannot be allocated.

          The following table sets forth, for the three most recent fiscal years, the percentage relationship to total revenues of principal items in the Company's Statement of Continuing Operations:

                                               YEAR ENDED JANUARY 31,
                                          ------------------------------

                                            1999      2000        2001
                                            ----      ----        ----
REVENUES
 Products                                    77%       73%         67%
 Services:
    Maintenance Agreements                   21%       20%         21%
    ATM Service Fees                          2%        7%         12%
                                           -----     -----       -----
 Total Services                              23%       27%         33%
                                           =====     =====       =====
                                            100%      100%        100%
COSTS AND EXPENSES
 Costs of products                           55%       53%         52%
 Costs of services                           15%       20%         22%
 Selling, general and administrative         27%       26%         27%
 Interest and bank charges                    0         0           1%
 Income taxes                                 0         0          (1)%

NET EARNINGS (LOSS) FROM
CONTINUING OPERATIONS                         3%        1%         (1)%
                                           =====     =====       =====
                                            100%      100%        100%

          The following table sets forth, for the three most recent fiscal years, a breakdown by category of the Company's revenues, in thousands of dollars, and the percentage increase (decrease) over the previous year:


                          YEAR ENDED JANUARY 31,       % INCREASE (DECREASE)
                      ------------------------------   ---------------------
                        1999       2000       2001     2000 OVER   2001 OVER
                        ----       ----       ----     ---------   ---------
                                                          1999       2000
                                                          ----       ----
Products              $25,219    $27,273     $23,963        8%       (12%)

Services:

  Maintenance
  Agreements          $ 6,781    $ 7,429     $ 7,554       10%         2%

  ATM Service Fees    $   687    $ 2,435     $ 4,330      254%        78%
                      -------    -------     -------

Total Services        $ 7,468    $ 9,864     $11,884       32%        20%
                      =======    =======     =======

TOTAL REVENUES        $32,687    $37,137     $35,847       14%        (3%)

          The following table provides a breakdown of the Company's revenues by geographic areas in thousands of dollars for the periods indicated:

                                        CANADA                         UNITED STATES
                                YEAR ENDED JANUARY 31,             YEAR ENDED JANUARY 31,
                           -------------------------------     -------------------------------
                             1999        2000        2001        1999        2000        2001
                             ----        ----        ----        ----        ----        ----
Products                   $22,054     $26,104     $21,584     $ 3,164     $ 1,168     $ 2,379

Services:
 Maintenance Agreements    $ 6,377     $ 7,179     $ 7,337     $   405     $   251     $   217

 ATM Service Fees          $   687     $ 2,435     $ 4,330           -           -           -
                           -------     -------     -------     -------     -------     -------

Total Services             $ 7,064     $ 9,614     $11,667     $   405     $   251     $   217
                           =======     =======     =======     =======     =======     =======

TOTAL                      $29,118     $35,718     $33,251     $ 3,569     $ 1,419     $ 2,596

% of Total Revenues by          89%         96%         93%         11%          4%          7%
Geographic Area

          (A) OPERATING RESULTS

FISCAL YEAR ENDED JANUARY 31, 2001 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
2000

          REVENUES. Consolidated revenues for the year ended January 31, 2001 ("Fiscal 2001"), amounted to $35,847,437 compared to $37,136,784 for the year ended January 31, 2000 ("Fiscal 2000"), representing a decrease of 3%.

          PRODUCT REVENUES. Product revenues decreased by 12% from $27,272,533 in Fiscal 2000 to $23,963,480 in Fiscal 2001. Sales of integrated security systems were 14% lower than last year primarily due to the slowdown in the first quarter as a result of customers' Y2K issues.

          In Fiscal 1999, the Company negotiated and commenced work on a multi-location security project which spanned three years for a major communications client. Revenues for this project amounted to $2,660,373 in Fiscal 2001 as compared to $5,572,000 in Fiscal 2000, the peak year of the project.

          The Company has continued to allocate additional financial and human resources to the integrated security segment of its business. The Company has also continued to expand its product offering to provide a comprehensive range to its customers. For example, the digital video image processing (VIP) equipment division was spun off into its own operating unit, Intivid Solutions Inc. The Company believes this structure gives Intivid the necessary focus and resources to continue improving the VIP product line and to maintain its technological edge.

          As a percentage of total product revenues, integrated security amounted to 60% in Fiscal 2001, compared to 62% in Fiscal 2000.

          Sales of financial transaction processing products in Fiscal 2001 were 9% lower than the previous year primarily due to the Company's strategy of owning White Label ATMs and moving away from selling the equipment. As a result, the service revenue stream from White Label ATMs over the next 5 years is expected to be substantially greater.

          As a percentage of total product revenues, financial transaction processing amounted to 39% in Fiscal 2001, compared to 38% in Fiscal 2000.

          SERVICE REVENUES: In Fiscal 2001, service revenues increased by 20% from $9,864,251 to $11,883,957. Revenues from maintenance contracts increased 2% to $7,553,674 from $7,428,855 in Fiscal 2000. ATM service fees at $4,330,283 were 78% higher than the preceding year. ATM service fees increased due to additional revenue generated by a higher number of owned machines than the prior year.

          As a percentage of total revenue, service revenues increased from 27% in Fiscal 2000 to 33% in Fiscal 2001.

          GEOGRAPHIC DISTRIBUTION OF REVENUES: Revenues generated in Canada in Fiscal 2001 at $33,251,103 were 6% lower than the previous year. Revenues generated in the United States in Fiscal 2001 at $2,596,334 were 83% higher than the previous year due primarily to the increased market penetration of the Company's VIP product line. In Fiscal 2001, non-Canadian revenues represented 7% of total revenues compared to 4% reported in Fiscal 2000.

          COSTS AND EXPENSES: Gross profits for the Company in Fiscal 2001 were $9,167,646, or 26% of revenues, compared to $10,402,393, or 28% of revenues, in Fiscal 2000. The decline in gross profit resulted from the following factors.

          Gross profit as a percentage of product sales declined to 22% in Fiscal 2001 from 29% in Fiscal 2000 as a result of reduced revenues from the contract with a major communications client and reduced sales of higher margin White Label ATM equipment.

          Gross margin on service revenues increased to 34% in Fiscal 2001 from 25% in Fiscal 2000. The increase is attributable to the growth in White Label ATM service fees and maintenance agreement revenues.

          Selling, General and Administrative (SG&A) costs decreased by 1% to $9,636,851 in Fiscal 2001 from $9,765,571 in Fiscal 2000. As a percentage of sales, SG&A increased from 26% in Fiscal 2000 to 27% in Fiscal 2001. The Company continues to review its overhead structure to ensure that it remains in line with the level of business activity.

           FINANCIAL COSTS: Interest expense and bank charges in Fiscal 2001 amounted to $206,851, a 72% increase over the level of the previous year. The increase was primarily due to the higher level of average short-term borrowings during the year compared to the previous year.

          The proceeds from the disposal of CDP Protection Inc. ("CDP") in Fiscal 1999 remain invested in interest bearing financial instruments. The interest income of $185,872 generated from these investments has been netted against interest expense on short-term borrowings.

          INCOME TAXES: Income tax recovery of $474,000 was recorded in Fiscal 2001 compared to an expense of $19,087 in Fiscal 2000. The amount recognized in Fiscal 2001 is based on management's estimates of the future tax benefits available from capital cost allowance claims in excess of net book value of capital assets, investment tax credits and losses carried forward.

          NET EARNINGS: The Company reported a net loss of $202,056, or $0.09 per share, in Fiscal 2001 compared to earnings of $497,809, or $0.22 per share, in Fiscal 2000.

FISCAL YEAR ENDED JANUARY 31, 2000 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1999

          REVENUES. Consolidated revenues for Fiscal 2000 amounted to $37,136,784 compared to $32,687,093 for the year ended January 31, 1999 ("Fiscal 1999"), representing an increase of 14%.

          PRODUCT REVENUES: Product revenues increased by 8% from $25,218,494 in Fiscal 1999 to $27,272,533 in Fiscal 2000. Integrated security sales reported an increase of 31%.

          In Fiscal 1999, the Company negotiated and commenced work on a three year security project for a major communications client. Revenues from this project amounted to $5,572,000 in Fiscal 2000 as compared to $2,900,000 in Fiscal 1999.

          As a percentage of total product revenues, integrated security amounted to 62% in Fiscal 2000, compared to 51% in Fiscal 1999.

          Sales of financial transaction products decreased 15% in Fiscal 2000. Although revenues from the White Label ATM market remained constant in Fiscal 2000 as compared to Fiscal 1999, the completion of a program to supply cash dispensing units to a major Canadian bank in late Fiscal 1999 and the continued rationalization of the banking industry resulted in the reported reduction in sales of this product segment.

          As a percentage of total product revenues, financial transaction revenues declined from 49% in Fiscal 1999 to 38% in Fiscal 2000.

          SERVICE REVENUES: In Fiscal 2000, service revenues increased by 32% from $7,468,599 to $9,864,251. The increase reflected a 19.6% increase in revenues related to financial transaction processing products in Fiscal 2000 and is reflective of the continuing increase in post-installation service fees from the Company's White Label ATMs. Revenues from integrated security customers remained constant in Fiscal 2000 as compared to Fiscal 1999. Revenues from maintenance contracts increased 10% to $7,428,855 from $6,781,396 in Fiscal 1999. ATM service fees at $2,435,396 were 254% higher than the preceding year. ATM service fees increased due to additional revenue generated by a higher number of owned machines than the prior year.

          As a percentage of total revenues, service revenues increased from 23% in Fiscal 1999 to 27% in Fiscal 2000.

          GEOGRAPHIC DISTRIBUTION OF REVENUES: Revenues generated in Canada in Fiscal 2000 increased by 23% from $29,117,886 in Fiscal 1999 to $35,717,939 in Fiscal 2000. Revenues generated in the United States decreased 60% from $3,569,207 in Fiscal 1999 to $1,418,845 in Fiscal 2000. This decrease was due primarily to the rationalization of the banking industry in the United States and the resulting decline of sales of cash dispensing units to financial institutions. In Fiscal 2000, non-Canadian revenues represented 4% of total revenues a decline from the 11% reported for Fiscal 1999.

          COSTS AND EXPENSES: Gross profits for the Company for Fiscal 2000 were $10,402,393, compared to $9,872,662 for Fiscal 1999. Gross profits as a percentage of sales declined to 28% in Fiscal 2000 from 30% in Fiscal 1999. This decline resulted from the following factors.

          Gross profit as a percentage of new product sales remained constant at 29% in both Fiscal 2000 and Fiscal 1999, despite the continuing weakness of the Canadian dollar relative to other international currencies. This reflected the Company's continuing emphasis on the introduction of new products with strong gross margin contribution.

          The gross margins on service revenues declined from 36% in Fiscal 1999 to 26% in Fiscal 2000. This decline could be attributed to the Company's emphasis on enhancing customer service satisfaction with its attendant increases in temporary and subcontracted labor.

          SG&A costs increased by 11% from $8,796,329 in Fiscal 1999 to $9,765,571 in Fiscal 2000. Revenues in Fiscal 2000 increased 14% over Fiscal 1999. The increase of 11% reflected an increase in the Company's overall level of business, including sales and marketing programs and the upward pressure on salaries and wages in a buoyant economy. SG&A costs as a percentage of revenues in fiscal 2000 decreased to 26% from 27% in fiscal 1999.

          FINANCIAL COSTS: The proceeds from the disposal of CDP in Fiscal 1999 were invested in interest bearing financial instruments. The appreciation in investments of $80,000 was netted against interest expense on short-term borrowings for a net expense of $119,926. The increase in interest expense represented the additional borrowings required to finance certain contracts in which the Company was engaged and a marginal increase in the cost of money available to the Company.

          NET EARNINGS: The Company reported earnings from continuing operations of $497,809 or $0.22 per share, in Fiscal 2000, compared to earnings of $939,700 or $0.42 per share for Fiscal 1999.

EXCHANGE RATE RISK

          The Company records its transactions and prepares its financial statements in Canadian dollars. During Fiscal 2001, approximately 7% of sales and 60% of purchases of equipment, parts and supplies were transacted in currencies other than the Canadian dollar. During Fiscal 2001, most foreign currencies with which the Company deals appreciated in comparison to the Canadian dollar. The appreciation of the U.S. dollar relative to the Canadian dollar is tabled under the caption "Item 3. Key Information-Exchange Rates" above.

          As of June 15, 2001, the Company had entered into foreign exchange contracts to purchase US $125,000 (CDN $196,063) in the month of June, US $250,000 (CDN $384,375) in the month of July and US $250,000 (CDN $382,925) in the month of August. The contracts can be exercised at any time during the respective months.

          (B) LIQUIDITY AND CAPITAL RESOURCES

          The Company's cash requirements are for capital expenditures and working capital. The Company believes that cash flow from operating activities, cash on hand (including the $3.3 million invested in short-term deposits, bankers' acceptances, provincial bonds and cash, and originating from the proceeds received by the Company upon the sale of CDP, its off-site media storage subsidiary), and periodic short-term borrowings will be adequate to meet its operating cash requirements for the next 12 months.

          The Company has negotiated a revolving operating facility of $5 million at an annual interest rate of bank prime plus 3/4%. At April 30, 2001, the Company had, in addition to the issuance of Letters of Credit to suppliers, utilized the operating line to the extent of $3,850,000.

          At January 31, 2001, the Company had utilized its operating line to the extent of $4,507,739, including the issuance of Letters of Credit to suppliers. At January 31, 2000, the Company had utilized its operating line to the extent of $3,375,000, including the issuance of Letters of Credit to suppliers.

          Working capital as at January 31, 2001, and 2000, was $6,491,060 and $7,176,750, respectively.

          (C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

          The Company has invested continuously in research and development to produce new and improved products to satisfy customer needs and requirements. The Company continues to develop the software that forms part of various systems acquired from foreign suppliers used in a new generation of self-service processing systems. These modifications are being made to tailor the software to the specific needs and requirements of individual customers.

          The Company's research and development expenditures for the fiscal years ended January 31, 1999, 2000, and 2001, were $323,565, $350,756, and
$294,999, respectively.

          Under accounting principles generally accepted in Canada, development costs may be capitalized upon meeting certain specific criteria, including the establishment of technological feasibility. The Company had capitalized development expenditures of $132,899 and $127,818 during fiscal years 2000 and 2001, respectively. The Company had no capitalized development expenditures in its 1999 fiscal year. Amortization of these capitalized costs is grouped with various expense categories within the statement of earnings, primarily cost of product revenues, with the balance in selling, general and administrative expenses. Development costs include the salaries and benefits of certain employees who work full time on new product development, as well as costs of materials and labor related to new prototypes. These costs also include miscellaneous travel and other expenses related to specific development activities. Once a product is commercialized, the capitalized development costs related to that product are amortized over a two-year period. The Company evaluates the viability of products on an annualized basis and deferred costs relating to products that are no longer expected to attain commercial success are written off immediately. In Fiscal 1998, the Company wrote down costs in the amount of $935,000. As at January 31, 2001, the Company had unamortized deferred development costs of $127,818. Under United States generally accepted accounting principles, development costs are expensed as incurred. See Note 19 of Notes to Consolidated Financial Statements for additional information.

          The Company is continuing its policy of investing in development programs and has budgeted $400,000 for development for its fiscal year ending January 31, 2002. There can be no assurance, however, that such expenditures will result in any short-term or long-term benefits to the Company.

          (D) TREND INFORMATION

          The Company's operations have historically been seasonal, with significantly higher revenues and earnings in the second half of its fiscal year. This trend has been reflective of the Company's customer profile which was heavily weighted towards the Canadian financial institutions.

          These institutions typically place orders for a major portion of their capital budgets in the latter part of the calendar year. Frisco Bay ships in response to these orders, thus generating revenue in October, November and December, its third and fourth quarters.

          Because of the consolidation within the financial industry in the United States and Canada, both in terms of industry concentration and internal reorganization, Frisco Bay has, in recent years, focused on increasing sales of its integrated security systems outside of the financial industry. Consequently, although still extremely important to the Company, orders from financial institutions represent a lesser percentage of total orders than previously.

          As a result, the distribution of total revenues and earnings between Frisco Bay's fiscal quarters has changed such that in Fiscal 2000 and 2001, there was a predominance of both revenues and earnings in the first half of the Company's fiscal year. While it is too soon to determine whether the results of Fiscal 2000 and 2001 reflect a continuing trend, the Company believes that its increased penetration into the integrated security market has lessened the impact that the financial institutions' business had on the Company's operating results.

          ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          (A) DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth, as of July 2, 2001, the Directors and executive officers of the Company:

                                                                 DATE BECAME
                                                                  EXECUTIVE
              NAME                       POSITION            OFFICER OR DIRECTOR
    --------------------------  ---------------------------  -------------------

    Barry E. Katsof(1)(2)       Chief Executive
                                Officer and Chairman
                                of the Board of
                                Directors                    February, 1987

    Ronald G. Waxman(3)         Vice Chairman and            August, 1995
                                Director                     December, 1988

    Robert Gagnon               Vice President,
                                Finance and
                                Information Technology
                                and Assistant Secretary      April 2001

    Heather Halickman           Vice President, Human
                                Resources                    April, 1992
                                and Secretary                September, 1993

    Dominique Mimeault          Vice President,
                                Special Projects             September, 1997

    Abraham Nozetz(2)(4)(5)     Director                     June, 1993

    Brahm M. Gelfand(1)(2)(5)   Director                     June, 1993

    Jan Westlund(4)             Director                     July, 1995

    James G. Spencer(1)         Director                     July, 1999

------------------
(1) Class III Director, current term of office expires at the Annual Meeting of Shareholders in 2002.

(2)   Member of the audit committee.

(3) Class II Director, current term of office expires at the Annual Meeting of Shareholders in 2001.

(4) Class I Director, current term of office expires at the Annual Meeting of Shareholders in 2003.

(5)   Member of the compensation committee.

          Set forth below is information regarding the relevant business experience of our Directors and executive officers.

          Barry E. Katsof

          Age: 53. Co-founded the Company in 1972 and Chief Executive Officer and Chairman of the Board of Directors since February 1987. Mr. Katsof has been a director of Quebec Blue Cross since 1992, and was previously a director of Promatek Industries Ltd., an electronic copy control manufacturer. Mr. Katsof received a Bachelor of Commerce degree (the equivalent in the United States of an under-graduate business degree) from Sir George Williams University, a predecessor of Concordia University, in 1970.

          Ronald G. Waxman

          Age: 51. A co-founder of Camtron Electronics International Ltd. in 1977, a company which prior to its amalgamation with Frisco Bay, was a subsidiary of the Company. Previously, the President and C.O.O. of the Company and currently Vice Chairman since August 1995 and a Director since December 1988. Mr. Waxman received a Bachelor of Commerce degree from Sir George Williams University in 1971.

          Robert Gagnon

          Age: 42. Vice President Finance and Information Technology and Assistant Secretary since April 2001. Mr. Gagnon was employed by Saturn (Solutions) Inc. as Vice President from 1999 to 2001 and Corporate Controller from 1997 to 2001. From 1995 to 1997, he was Director of Finance of the vaccine subsidiary of BioChem Pharma Inc. From 1989 to 1994, he was employed by Domtar Inc. where he held various positions including Director - Financial Planning and Management Reporting. Mr. Gagnon received his Bachelor in Accounting and Business Administration from the University of Montreal (H.E.C.) in 1991. He qualified as a Certified General Accountant in Canada in 1984.

          Heather Halickman

          Age: 53. Vice President, Human Resources since 1992 and Secretary of the Company since 1993. Ms. Halickman joined the Company in April 1978 and previously served as Personnel Manager from 1985 to 1989 and as Marketing Manager from 1989 until 1992. Ms. Halickman received a teaching diploma from MacDonald College in 1966, at that time the education faculty of McGill University in Montreal, and was an elementary school teacher until 1975.

          Dominique Mimeault

          Age: 49. Vice President, Special Projects since August 2000, previously Vice President, Service and Product Delivery since November 1997. Mr. Mimeault joined the Company in 1986 and served as account manager from 1986 to 1989, and as Vice President and General Manager for the Eastern Region from 1989 until 1997. Prior to joining Frisco Bay Mr. Mimeault spent 14 years with the Royal Bank of Canada where he held various management positions.

          Abraham Nozetz

          Age: 65. A Director of the Company since June 1993. Prior to his retirement Mr. Nozetz was a partner in the firm of Fuller Landau, independent chartered accountants, and its predecessors.

          Brahm M. Gelfand

          Age: 64. A Director of the Company since June 1993 and previously served as Secretary from January 1992 to September 1993. Mr. Gelfand has been a partner in the law firm of Lapointe Rosenstein, the Company's Canadian legal cousnel, for over ten years. Mr. Gelfand is currently a member of the Board of Governors of Dynamic Mutual Funds. He serves as a director of Innovium Capital Corp., the Roasters' Foundation, the Sir Mortimer B. Davis-Jewish General Hospital, and the Hospital's Foundation. He earned a Bachelor of Arts degree in 1957 and a Bachelor-Civil Law degree in 1960 from McGill University in Montreal. He is a member of the Bar of the Province of Quebec. Additional information regarding Mr. Gelfand's relationship with the Company is contained under the caption "Item 7.(B) Related Party Transactions" below.

          Jan Westlund

          Age: 59. A Director of the Company since July 1995, Mr. Westlund is an international business consultant and is founder and Chairman of Business Support Systems, a consulting firm located in Sweden. Mr. Westlund was previously Managing Director of Inter-Innovation, the world's largest manufacturer of cash dispensing machines, that was subsequently sold to De La Rue Systems of England.

          James G. Spencer

          Age: 58. A Director of the Company since July 1999, Mr. Spencer is semi-retired but serves as President of The Tartan Group Inc., a business-consulting firm located in Boca Raton, Florida. Mr. Spencer was previously Vice President and part owner of Casi Rusco, Inc., currently a division of Interlogix. He has also held multiple sales and marketing management positions with IBM. Mr. Spencer is a graduate of Pace University in New York, where he earned BBA and MBA degrees.

          (B) COMPENSATION

          For the fiscal year ended January 31, 2001, all Directors, executive officers, and two former officers of the Company as a group (10 persons) received total compensation of approximately $954,000.

          Directors who are not officers of the Company receive an annual fee of $4,000 and a participation fee of $500 for each meeting of the Board of Directors attended, except for Brahm M. Gelfand, a partner of Lapointe Rosenstein, the Company's Canadian legal counsel that receives a fee for the services Mr. Gelfand renders as a Director of the Company, and Jan Westlund, who upon his appointment to the Board of Directors in July 1995 received options to purchase 7,515 shares of Common Stock of the Company at a price of US $4.00 per share which vested immediately and which are exercisable at any time before July 28, 2005.

Additional information regarding Mr. Gelfand's relationship with the Company is contained under the caption "Item 7.(B) Related Party Transactions" below. The Company also reimburses Directors for their actual out-of-pocket expenses.

          Information regarding options held by Directors, executive officers, and former officers, who served for all or part of the fiscal year, is contained under the caption "Item 6.(E) Share Ownership" below.

          (C) BOARD PRACTICES

          The Board of Directors is divided into three classes. Members of each class are elected to hold office for three-year staggered terms. Additional information is contained under the caption "Item 6.(A) Directors and Senior Management" above.

          Our Directors do not have service contracts with us providing for benefits upon the cessation of their service. Each outside Director is entitled to receive an annual retainer of $4,000 plus meeting fees for their service on our board except for Brahm M. Gelfand, a partner of Lapointe Rosenstein, the Company's Canadian legal counsel that receives a fee for the services Mr. Gelfand renders as a Director of the Company. Additional information regarding Mr. Gelfand's relationship with the Company is contained under the caption "Item 7.(B) Related Party Transactions" below. Directors are also eligible to receive grants of options under our Stock Incentive Plan.

EMPLOYMENT AGREEMENTS

          Executive officers serve at the discretion of the Board of Directors, subject to the terms of any agreement between an officer and the Company. Additional information is contained under the caption "Item 3.(D) Risk Factors" above.

AUDIT COMMITTEE

          The members of the audit committee consist of Barry E. Katsof, Brahm
M. Gelfand and Abraham Nozetz. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

REMUNERATION COMMITTEE

          Our remuneration committee is responsible for making determinations regarding salaries, bonuses, option grants and other compensation for the Company's officers and key employees. The members of the remuneration committee consist of Brahm M. Gelfand and Abraham Nozetz.

          (D) EMPLOYEES

          As of January 31, 2001, Frisco Bay had approximately one hundred seventy full-time employees. Functionally, approximately fourteen employees are engaged in product assembly, shipping and warehousing operations, one hundred sixteen in marketing, sales, service and support, two in research and development and thirty-eight in general and administrative activities. Two of the Company's full-time employees are employed in operations outside of Canada.

          (E) SHARE OWNERSHIP

          The following information with respect to the outstanding shares of Class A Common Stock and Common Stock beneficially owned by each Director of the Company, each nominee for Director of the Company, each executive officer named under Directors and Senior Management above, each former executive officer who served for all or part of the fiscal year and all Directors and executive officers of the Company as a group, is furnished as of July 2, 2001. Except as otherwise noted, each person listed in the table owns all shares directly and has sole voting and investment power.

                                                   NUMBER OF
                                                   SHARES OF
                                                 COMMON STOCK
                    NUMBER OF                     THAT MAY BE
                    SHARES OF       NUMBER OF       ACQUIRED
                     CLASS A        SHARES OF      WITHIN 60   PERCENT   PERCENT
                   COMMON STOCK    COMMON STOCK     DAYS BY    OF CLASS    OF
                   BENEFICIALLY    BENEFICIALLY     OPTION     A COMMON  COMMON
     NAME             OWNED          OWNED (1)     EXERCISE      STOCK    STOCK
---------------- ---------------- -------------- ------------- -------- --------

Barry E. Katsof      546,793           25,000        25,000      68.35%    1.63%

Ronald G. Waxman     252,707           25,000        25,000      31.59%    1.63%

Robert Gagnon             --               --            --          --       --

Malcolm Matthew(2)        --            1,457            --          --      *

Heather Halickman        200           18,923        10,604         *      1.24%

John Rogers(3)            --               --            --          --       --

Dominique Mimeault       200              270           270         *        *

Abraham Nozetz            --           12,500        12,500          --      *

Brahm M. Gelfand          --           12,500        12,500          --      *

Jan Westlund              --           20,015        20,015          --    1.31%

James G. Spencer          --             1000            --          --      *

All Directors and
executive officers
as a group
(11 persons)......   799,900          116,665       105,889      99.99     7.62

------------------
* Indicates less than one percent.

(1) Amounts include the shares shown in the next column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire them pursuant to options exercisable within 60 days (on or before September 2, 2001).

(2) Mr. Matthew stepped down as the Company's Vice President, Finance and MIS and Assistant Secretary in March 2001.

(3) Mr. Rogers stepped down as the Company's Senior Vice President, Sales and Marketing in August 2000.


AGGREGATE OPTIONS TO PURCHASE SECURITIES

          As of July 2, 2001, each Director of the Company, each nominee for Director of the Company, each executive officer named under Directors and Senior Management above and each former executive officer who served for all or part of the fiscal year held the following options to purchase Common Stock of the Company.

                                       EXERCISE PRICE PER
       NAME         NUMBER OF OPTIONS        SHARE            EXPIRATION DATE
------------------  -----------------  ------------------  ---------------------

Barry E. Katsof           25,000              $2.938         May 20, 2009

Ronald G. Waxman          25,000              $2.938         May 20, 2009

Robert Gagnon             10,000               $3.25         April 9, 2011

Heather Halickman         15,000               $1.81         September 18, 2007
                          15,000               $2.50         March 1, 2011

Dominique Mimeault         4,000               $1.81         September 18, 2007

Abraham Nozetz             7,500               $2.63         May 1, 2007
                           5,000              $2.938         May 20, 2009

Brahm M. Gelfand           7,500               $2.63         May 1, 2007
                           5,000              $2.938         May 20, 2009

Jan Westlund               7,515               $4.00         July 28, 2005
                           7,500               $2.63         May 1, 2007
                           5,000              $2.938         May 20, 2009

STOCK INCENTIVE PLAN

          In 1993, the Company amended and restated its Stock Incentive Plan. The purpose of the Stock Incentive Plan is to promote the interests of the Company, its affiliates and its shareholders by providing the Company's officers, Directors, consultants and key employees an opportunity to acquire a proprietary interest in the Company. Under the Stock Incentive Plan, the Company has reserved for issuance 450,000 shares of Common Stock. No award may be granted under the Stock Incentive Plan after September, 2003.

          The Stock Incentive Plan is administered by the Board of Directors or any appropriate committee thereof. Subject to the terms of the Stock Incentive Plan, the Committee determines the persons to whom awards are granted, the number of shares covered by an award, the type of option awarded, whether the exercise of a stock appreciation right awarded is in tandem or in lieu of the exercise of an option, the vesting of an award, the type of consideration to be paid to the Company upon exercise, the term of any award (which generally cannot exceed ten years) and other terms.

          Under the Stock Incentive Plan, the Company may grant both incentive stock options ("ISOs") intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), and options that are not qualified as incentive stock options. ISOs may not be granted under the Stock Incentive Plan at an exercise price of less than the fair market value of the Common Stock on the date of grant.

          ISOs under the amended Stock Incentive Plan may not be granted to non-employees. The exercise price of ISOs granted to any holder of more than 10% of the voting power of all classes of stock of the Company or a parent or subsidiary must be at least 110% of the fair market value of the Common Stock on the date of grant, and the term of those ISOs cannot exceed five years.

          Unless the Board of Directors of the Company decides otherwise, options granted pursuant to the Stock Incentive Plan may not be exercised more than three months after the option holder ceases to be an officer, Director, consultant or employee of the Company, except that in the event of the death or permanent and total disability of the option holder, the option may be exercised by the holder (or his estate, as the case may be), for a period of up to one year after the date of death or permanent or total disability or retirement. The exercise price may be paid in cash, in shares of Common Stock (valued at fair market value at the date of exercise), in installments, or by a combination of such means of payment, as may be determined by the Compensation Committee. Options granted under the Stock Incentive Plan may include the right to purchase shares of Common Stock equal to the shares tendered upon the exercise of the option or withheld by the Company for withholding taxes.

          The Stock Incentive Plan also provides for the grant of stock appreciation rights ("SARs"). SARs permit the participant to receive a payment representing the excess of the fair market value of one share of Common Stock on the date of exercise over the share's fair market value as of the date of grant. Amounts payable upon exercise of SARs may, at the discretion of the Compensation Committee, be made in cash, shares of Common Stock, or a combination thereof. SARs granted in tandem with an option expire upon the exercise of the option.

          The Stock Incentive Plan also provides for the award of restricted Common Stock outright for no consideration. Such stock awards may contain restrictions regarding voting rights, dividend rights and transferability.

          Unless otherwise specified in the award agreement, an award will vest over a period of five years. The Stock Incentive Plan also provides that all outstanding awards shall vest immediately upon the acquisition of 40% or more of the Company's outstanding stock without prior Board approval or upon the election or appointment within a 12-month period of new Board members constituting a majority of the Board who were not approved by a majority of the Board members at the beginning of the period.

          Awards of options and SARs and awards of restricted stock, to the extent the restriction period has not expired, are not transferable other than by will or the laws of descent and distribution in the event of the awardee's death. Shares of Common Stock subject to awards that were granted, but that later terminate or expire, may again be made subject to awards.

          The Board of Directors may from time to time amend or terminate the Stock Incentive Plan, except that it may not take any action that would adversely affect the rights and obligations with respect to outstanding awards without the consent of the awardee. The Board may not, without approval of the Company's shareholders, materially increase the benefits accruing to participants under the Stock Incentive Plan, materially increase the maximum number of shares of Common Stock that may be made subject to awards under the Stock Incentive Plan or materially modify the requirements as to eligibility for participation in the Stock Incentive Plan.

          At July 2, 2001, options to purchase an aggregate of 3,031 shares of Common Stock, at prices ranging from CDN $6.195 to CDN $6.495 per share, and options to purchase an aggregate of 199,331 shares of Common Stock, at prices ranging from U.S. $1.81 to U.S. $4.00 per share, were currently outstanding under the Stock Incentive Plan. In addition, an aggregate of 7,400 SARs, not in tandem with options with a value of U.S. $1.00 per SAR, were outstanding at that date.

          Included in the foregoing are options for an aggregate of 1874 shares of Common Stock at prices ranging from CDN $6.195 to CDN $6.495 per share, options for an aggregate of 139,015 shares of Common Stock at prices ranging from U.S. $1.81 to U.S. $4.00 per share, and 4,000 SARs held by all Directors, officers and former officers as a group (11 persons).

          During Fiscal 2001, certain of the Company's management has been granted the right to receive an aggregate of 5,777 shares of Common Stock for no consideration, subject to the achievement of specific financial and other objectives. Of these, a total of 3,777 have been granted. The balance has been withdrawn and returned to the number of shares available under the Plan. The 3,000 shares awarded in the prior year which was not eligible for grant until January 31, 2001, have been withdrawn and returned to the pool.

          ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          (A) MAJOR SHAREHOLDERS

          The following table sets forth as of July 2, 2001, all persons known to the Company to be the owner of more than five percent of the Company's Common Stock or Class A Common Stock. Except as disclosed in the footnotes below, the Company, to the best of its knowledge, is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person.

                                                                    AGGREGATE
                                                                      VOTING
                                                                     POWER OF
                                                                     COMBINED
                                                                     CLASS A
                                                                      COMMON
     TITLE           IDENTITY OF           AMOUNT       PERCENT      STOCK AND
    OF CLASS       PERSON OR GROUP          OWNED      OF CLASS    COMMON STOCK
    --------       ---------------          -----      --------    ------------

    Class A
    Common
    Stock         Barry E. Katsof(1)(2)    546,793      68.35%         46.23%

    Class A
    Common
    Stock         Ronald G. Waxman(3)(4)   252,707      31.59%         21.37%

    Common
    Stock         Robert A. Garrett        116,400       7.60%          2.46%

    ---------------------------

    (1)   Held by 92324 Canada Ltd. ("Katsco"), a company controlled by Mr.
          Katsof.

    (2) In addition, pursuant to an agreement entered into among Katsco, 126909 Canada Inc. ("Waxco"), Ronald G. Waxman, Barry E. Katsof and Brahm M. Gelfand (as escrow agent), Mr. Katsof, through Katsco, is currently entitled to exercise the voting rights attached to the 252,707 shares of Class A Common Stock held by Waxco.

    (3)   Held by Waxco, a company controlled by Mr. Waxman.

    (4) The voting rights attached to these shares of Class A Common Stock may currently be exercised by Mr. Katsof through Katsco, pursuant to the agreement described in Note 2 to this table.

          Shares of Common Stock are entitled to one vote per share and shares of Class A Common Stock are entitled to four votes per share. Shares of Class A Common Stock convert automatically into shares of Common Stock upon transfer of ownership on a one-for-one basis, except for sales to certain permitted transferees. The Common Stock and Class A Common Stock rank pari passu in all other respects.

          At July 2, 2001, the Company had 1,530,875 shares of Common Stock outstanding, which, to the best of the Company's knowledge, were held by forty-three record holders, thirteen of which, holding an aggregate of 1,522,884 shares of Common Stock, were in the United States. Based on the number of proxy statements distributed in connection with the Company's 2000 Annual Meeting of Shareholders, the Company believes it has more than 800 beneficial holders. In addition, as of July 2, 2001, the Company had 799,967 shares of Class A Common Stock, no par value, outstanding.

          There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

          (B) RELATED PARTY TRANSACTIONS

          The Company leases its executive headquarters in Montreal, Quebec, for an annual rent of $165,000 pursuant to two lease agreements with 151185 Canada Inc., a corporation controlled by Barry E. Katsof and Ronald G. Waxman, two of the Company's officers and Directors, and a third individual who previously was an officer and Director of the Company. The Company believes that the terms of these leases are at least as favorable as those it could have obtained for comparable property from an unaffiliated landlord.

          From February 1987 to February 1995, the Company made annual advances to 92324 Canada Inc. and 126909 Canada Inc., corporations currently controlled by Messrs. Katsof and Waxman, to fund those corporations' shareholder buy-out arrangements. As of July 2, 2001, the remaining balance of such advances aggregated approximately $93,000. The advances are interest free and are repayable at any time upon demand of the Company, but are otherwise repayable in equal annual installments over a 10-year period that commenced October 13, 1993. The Company does not intend to demand immediate repayment of the advances due.

          Brahm M. Gelfand, a Director of the Company, may be deemed to benefit indirectly from the fact that the Company engages the law firm of which he is a partner for advice and legal services in the ordinary course of business.

          (C) INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

          ITEM 8. FINANCIAL INFORMATION

          (A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

          DIVIDEND POLICY

          The Company has not paid any dividends on its Common Stock or Class A Common Stock during the previous five-year period and does not currently intend to declare and pay dividends on its Common Stock or Class A Common Stock in the foreseeable future.

          LEGAL PROCEEDINGS

          Various claims and legal proceedings have been initiated against the Company in the normal course of its operations. In management's opinion, these claims and proceedings are unfounded. Management estimates that any payments resulting from their outcome are not likely to have a significant effect on the Company's financial position or profitability.

          (B) SIGNIFICANT CHANGES

          There have been no significant changes since the date of the financial statements included in this annual report.

          ITEM 9. THE OFFER AND LISTING

          (A) OFFER AND LISTING DETAILS

          The following table sets forth (in U.S. dollars) the high and low closing prices as reported by Nasdaq for the Company's Common Stock for each of the indicated periods:

ANNUAL HIGH-LOW PRICE HISTORY FOR PREVIOUS FIVE FISCAL YEARS

          FISCAL YEAR ENDED        HIGH               LOW
          -----------------        ----               ---
          January 31, 1997         7.125              2.625
          January 31, 1998         3.50               1.25
          January 31, 1999         3.375              1.25
          January 31, 2000         3.688              1.719
          January 31, 2001         7.50               1.375



QUARTERLY HIGH-LOW PRICE HISTORY FOR PREVIOUS TWO FISCAL YEARS AND THE MOST RECENT FULL FINANCIAL QUARTER

          QUARTER ENDED            HIGH               LOW
          -------------            ----               ---
          April 30, 1999           2.969              2.375
          July 31, 1999            3.125              2.625
          October 31, 1999         2.625              1.719
          January 31, 2000         3.688              2.063
          April 30, 2000           7.50               2.75
          July 31, 2000            5.25               2.75
          October 31, 2000         3.50               2.00
          January 31, 2001         2.50               1.375
          April 30, 2001           4.00               1.688

MONTHLY HIGH-LOW PRICE HISTORY FOR PREVIOUS SIX MONTHS

          MONTH                    HIGH               LOW
          -----                    ----               ---
          January 2001             2.50               1.50
          February 2001            2.25               1.688
          March 2001               4.00               2.50
          April 2001               4.00               2.76
          May 2001                 3.37               2.85
          June 2001                3.80               2.95


          (B) PLAN OF DISTRIBUTION

          Not applicable.

          (C) MARKETS

          The Company's Common Stock had been listed on the National Market of The Nasdaq Stock Market, Inc. ("Nasdaq") since October 13, 1993. Effective November 16, 1998, as a result of changes in Nasdaq listing requirements, the Company's Common Stock commenced trading on Nasdaq's SmallCap Market. The symbol for the Company's Common Stock is "FBAY".

          (D) SELLING SHAREHOLDERS

          Not applicable.

          (E) DILUTION

          Not applicable.

          (F) EXPENSES OF THE ISSUE

          Not applicable.

          ITEM 10. ADDITIONAL INFORMATION

          (A) SHARE CAPITAL

          Not applicable.

          (B) MEMORANDUM AND ARTICLES OF ASSOCIATION

ARTICLES OF AMALGAMATION

          The Company is governed by its Articles of Amalgamation (the "Articles") under the Canada Business Corporations Act ("CBCA") and by its by-laws (the "By-laws"). The Articles are filed with Industry Canada under Corporation Number 243613-2. The Articles do not include stated objects or purposes and do not place any restrictions on the business that the Company may carry on.

DIRECTORS

          The minimum number of Directors of the Company is three (3) and the maximum number is fifteen (15). In accordance with the By-laws and the CBCA, a majority of the Directors must be residents of Canada. There is no requirement for the Directors to hold stock of the Company or to retire pursuant to an age limit.

          Pursuant to the provisions of the CBCA, a Director who is party to a material contract or transaction with the Company or who has a material interest in any person who is party to a material contract or transaction with the Company must disclose to the Company the nature and extent of such interest in writing or request to have such interest noted in the minutes of meetings of the Directors. Furthermore, a Director who has a material interest in a proposal or contract may not vote on any resolution to approve the proposal or contract unless the proposal or contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the Director for the benefit of the Company or an affiliate, (ii) relates primarily to the Director's remuneration as a Director, officer, employee or agent of the Company or an affiliate, (iii) is for indemnity or insurance for the Director against liability incurred by the Director acting in his or her capacity as Director, or (iv) is with an affiliate. Absent an appropriate quorum, Directors are precluded from voting on any matters concerning remuneration.

          The Board of Directors may (i) borrow money on the Company's credit,
(ii) issue, re-issue, sell or pledge debt obligations of the Company, (iii) give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person and, (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company to secure any present or future indebtedness, liabilities or other obligations of the Company. The CBCA directs that the Board of Directors may vary these borrowing powers by passing a resolution to that effect and subsequently submitting the amendment to the shareholders of the Company at the next meeting of shareholders.

COMMON STOCK AND CLASS A COMMON STOCK

          Shares of Common Stock are entitled to one vote per share and shares of Class A Common Stock are entitled to four votes per share. Shares of Class A Common Stock convert automatically into shares of Common Stock upon transfer of ownership on a one-for-one basis, except for sales to certain permitted transferees. The Common Stock and Class A Common Stock rank pari passu in all other respects.

PREFERRED STOCK

          Our Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any. The Preferred Shares as a class are entitled to priority over the Common Stock and

Class A Common Stock if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class are not entitled to receive notice of, attend or vote at any meeting of our shareholders. As of July 2, 2001, no Preferred Shares have been issued by the Company.

CHANGES TO RIGHTS OF SHAREHOLDERS

          In order to change the rights of our shareholders, the Company would need to amend its Articles to effect the change. Such an amendment would require the approval of not less than two-thirds of the votes attached to the shares of Common Stock and Class A Common Stock voting together as one class at a duly called special meeting. However, any changes to the manner by which members of the Board of Directors are elected or hold office would require the approval of not less than 85% of the outstanding shares of the capital stock of the Company having the right to vote on such matters.

MEETINGS OF SHAREHOLDERS

          An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing Directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time.

          Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each Director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of Directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement on and must state the text of any special resolution or by-law to be submitted to the meeting.

          The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the Directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

LIMITATIONS ON SHARE OWNERSHIP

          Our By-laws do provide for any limitations on the rights to own securities.

SHAREHOLDER OWNERSHIP DISCLOSURE

          Our By-laws do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

          (C) MATERIAL CONTRACTS

          Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts in the preceding two years.

          (D) EXCHANGE CONTROLS

          There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payment to non-resident holders of Common Stock, other than withholding tax requirements. Additional information is contained under the caption "Item 10.(E) Taxation" below.

          There is no limitation imposed by Canadian law or by the Articles of Amalgamation or other constituent documents of the Company on the right of a non-resident to hold or vote Common Stock, other than as provided by the Investment Canada Act (Canada), as amended, including as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act (Canada). The following summarizes the principal features of the Investment Canada Act for non-residents who propose to acquire Common Stock.

          The Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended up to March 31, 2001, including as amended by the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not that controlling entity is Canadian. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

          Investments requiring review and approval include (i) a direct acquisition of control of a Canadian business with assets with a value of CDN $5,000,000 or more, (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO investor" or the Canadian business is controlled by a WTO investor (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to the acquisitions discussed in (i) and (iii) above for 2001 is CDN $209,000,000 multiplied by the quotient obtained by dividing the current nominal gross domestic product of Canada ("GDP") by the previous year's GDP, as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from WTO investors are not subject to review. A "WTO investor", as defined under the Act, includes an individual who is a national of a member of the World Trade Organization or who has the right of permanent residence in relation to such member, and an entity that is controlled by a WTO investor in accordance with the Act. Certain other corporations, limited partnerships and trusts may also qualify as WTO investors. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

          If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Director of Investments, established by the Act, prior to the investment taking place and the investment may not normally be consummated until the review has been completed and ministerial approval obtained.

          The Director of Investments will submit the application for review to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director of Investments by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada", taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are: (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national, industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

          Within 45 days after a completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada."

          If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

          Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

          (E) TAXATION

          The following summary describes the principal U.S. federal income and Canadian tax consequences of the beneficial ownership and disposition of Common Stock. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant. This summary is not intended as tax advice and is limited to U.S. Holders and Non-U.S. Holders (as defined below) who hold the Common Stock as a capital asset, whose functional currency is the U.S. dollar and who do not own Common Stock in carrying on a business through a permanent establishment, or in connection with a fixed base, in Canada. This summary does not address the tax treatment of U.S. Holders that may be subject to special U.S. federal income tax rules, such as regulated investment companies, real estate investment trusts, banks, tax-exempt entities, insurance companies, U.S. Holders subject to the alternative minimum tax, brokers or dealers in securities or currencies, and persons holding the Common Stock as part of a "hedging," "straddle," "conversion transaction," "synthetic security" or "integrated investment" for federal income tax purposes or other risk-reduction transaction, or U.S. Holders who own (directly, indirectly or constructively by attribution) 10% or more of the total combined voting power of all classes of the Company's stock entitled to vote.

          For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Stock that is, for U.S. federal income tax purposes,
(i) a citizen or resident of the U.S., (ii) a corporation or other entity created or organized under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons has the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is such a beneficial owner that is not a U.S. Holder.

          The summary of U.S. tax considerations is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings and judicial decisions in effect as of the date of hereof, all of which are subject to change, with possible retroactive effect. No ruling from the Internal Revenue Service (the "IRS") will be sought with respect to the Common Stock, and the IRS could take a contrary view with respect to the matters described below. Holders should consult their tax advisors as to the U.S. federal, state, local, and other tax consequences to them of the purchase, ownership and disposition of Common Stock.

          The discussion of Canadian Tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), all proposed amendments to the Act and the regulations thereto as of the date hereof, the Convention and counsel's understanding of published administrative practices of the Canada Customs and Revenue Agency and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the United States.

          THIS DISCUSSION IS GENERAL IN NATURE AND IS NOT INTENDED TO BE NOR SHOULD IT BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR SECURITYHOLDER. THEREFORE, SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THEIR INVESTMENT IN THE COMMON STOCK.

CANADIAN TAX CONSIDERATIONS

          Dividends paid or credited on the Common Stock to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable to dividends paid to Unconnected U.S. Shareholders that beneficially own Common Stock is 15%. In the case of Unconnected U.S. Shareholders that are U.S. corporations that beneficially own 10% or more of the voting shares of the Company, the applicable withholding tax rate is 5%.

          Gains recognized by Unconnected U.S. Shareholders on the disposition of Common Stock generally will not be subject to tax in Canada. If the holder, persons with whom the holder did not deal at arm's length, or the holder together with all such persons, owned at any time during the five-year period immediately preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company, certain Canadian reporting requirements must be complied with. Furthermore, gain recognized on the disposition of a share of the capital stock of a company that is a resident of Canada, the value of whose shares is derived principally from real property situated in Canada will be subject to tax in Canada. The Company believes that the value of its shares does not derive principally from real property situated in Canada.

UNITED STATES TAX CONSIDERATIONS

U.S. HOLDERS
------------

     TAX CONSEQUENCES IN RESPECT OF COMMON STOCK

          Taxation of Dividends on Common Stock. The gross amount of a distribution with respect to Common Stock (other than a distribution in redemption or liquidation) will be treated as a taxable dividend to the extent of the Company's current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. For these purposes, distributions to U.S. Holders in Canadian dollars must be translated into U.S. dollars at the spot rate on the date the distribution is received. U.S. Holders should consult their tax advisor regarding potential recognition of foreign currency gain or loss for U.S. federal income tax purposes upon the conversion Canadian dollars received into U.S. dollars. Distributions in excess of the Company's current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in the Common Stock. To the extent a distribution exceeds the U.S. Holder's tax basis, the excess will be treated as gain from a sale or exchange of such Common Stock. For special rules regarding certain distributions from "passive foreign investment companies", see "Passive Foreign Investment Company" below.

          Subject to the limitations set forth in Section 904 of the Code (which limits the extent to which a U.S. taxpayer may credit against its U.S. federal income tax liability, any taxes paid by it to a foreign country), the Canadian tax withheld or paid with respect to distributions on the Common Stock generally may be credited against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder makes an appropriate election for the taxable year in which such taxes are paid or accrued; alternatively, a U.S. Holder who does not elect to credit any foreign taxes paid during the taxable year may deduct such taxes in such taxable year. In addition, a U.S. Holder that owns 10% of more of the Common Stock who receives a dividend is deemed to have received (and to have paid as a foreign tax eligible for the foreign tax credit, subject to the limitations of Section 904 of the Code) a portion of the foreign taxes paid by the Company. Because the foreign tax credit provisions of the Code are very complex (particularly the provisions relating to the deemed paid foreign tax credit and the limitations on the claiming of the credit), U.S. Holders should consult their own tax advisors with respect to the claiming of foreign tax credits.

          Corporate U.S. Holders will not be entitled to claim a dividends received deduction in respect of dividends distributed on the Common Stock.

          Taxation on Sale or Exchange of Common Stock. A U.S. Holder will generally recognize gain or loss on the sale, exchange or other disposition of Common Stock in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in such Common Stock. Gain or loss upon the sale of the Common Stock will be capital gain or loss if the Common Stock is a capital asset in the hands of the U.S. Holder and will be long-term capital gain or loss if at the time of sale or exchange the Common Stock has been held for more than one year. Under current law, long-term capital gain of individuals are generally taxed at lower rates than items of ordinary income. Capital losses recognized on a sale or exchange of Common Stock are subject to certain deductibility limitations. For special rules regarding the sale or exchange of stock in a "passive foreign investment company" see "Passive Foreign Investment Company" below.

     PASSIVE FOREIGN INVESTMENT COMPANY

          The Code contains special rules for the taxation of U.S. persons who own shares in a "passive foreign investment company" (a "PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of the corporation's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income, such as shares of stock, subject to certain exceptions). The asset test is met if at least 50% of the average value of the corporation's assets produce, or are held for the production of, passive income. U.S. persons are denied capital gain treatment upon a sale or exchange of stock in a PFIC and are subject to other special tax rules upon an "excess distribution" in respect of stock in a PFIC, unless a "qualified electing fund" election pursuant to Section 1295 of the Code, is made in the first year that the foreign corporation constitutes a PFIC with respect to a U.S. Holder. Based on its income, assets and activities, the Company believes that it has not been a PFIC in the past and that it will not be treated as a PFIC for the current taxable year. Although the Company intends to conduct its business and investment activities in a manner that avoids classification as a PFIC, no assurance can be given that the Company will not become a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should consult with their tax advisors regarding the U.S. federal income tax consequences under the PFIC rules and carefully consider whether to make a qualified electing fund election with respect to the Common Stock if the Company becomes a PFIC.

     CONTROLLED FOREIGN CORPORATION AND FOREIGN PERSONAL HOLDING COMPANY

          U.S. persons owning (directly, indirectly or by attribution) shares representing 10% or more of the voting power of the shares of a "controlled foreign corporation" ("CFC") are required to include as ordinary income their pro rata share of the "Subpart F Income" derived by the CFC (as well as certain income of its subsidiaries). Among other items, and subject to certain exceptions, "Subpart F Income" includes dividends, interest, annuities, gains from the sale or shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties. A foreign corporation is a CFC if more than 50% of its stock (by vote or value) is owned (directly, indirectly, or by attribution) by U.S. persons who each own (directly, indirectly or by attribution) 10% or more of the total combined voting power of its shares. The Company has not been and does not expect to be a CFC for the current year. However, future changes of ownership of the Company's stock could cause the Company to become a CFC in the future. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning Common Stock in a CFC.

          Similarly, U.S. persons who own shares (directly or indirectly) of a foreign corporation that is a "foreign personal holding company" ("FPHC") on the last day of the foreign corporation's taxable year must include in their gross income, for the shareholder's taxable year in which or with which the taxable year of the FPHC ends, a pro rata share of the FPHC's undistributed "foreign personal holding company income" (or "FPHCI"). A foreign corporation will constitute an FPHC if more than 50% of its stock (by vote or value) is owned (directly, indirectly or by attribution) by five or fewer individuals who are U.S. citizens or residents and at least 60% (50% in certain years following the year in which the corporation becomes an FPHC) of its gross income consists of FPHCI. FPHCI generally consists of passive income such as interest, dividends, royalties, certain rents, and gain from the sale of stock or securities, from whatever geographic source derived. The Company does not expect to meet the FPHC stock ownership test and, therefore, the Company does not expect to be an FPHC. However, future changes in ownership could cause the Company to become an FPHC if the FPHC gross income test is then also met. U.S. Holders should consult their tax advisors regarding the U.S. federal tax income consequences of owning Common Stock in an FPHC.

NON-U.S. HOLDERS
----------------

          A Non-U.S. Holder should not be subject to U.S. federal income, withholding, or capital gains taxes with respect to the sale, disposition or any distribution in respect of the Common Stock, unless (i) such income is effectively connected with trade or business conducted by such Non-U.S. holder within the United States, or (ii) in the case of an individual, such Non-U.S. Holder is a nonresident alien who holds the Common Stock as a capital asset and is present in the United States for 183 days or more during a taxable year and certain other conditions are satisfied.

     UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

          For each calendar year in which the Common Stock is outstanding, the Company, its agents or paying agents or a broker may be required to provide the IRS with certain information, including the Holder's name, address and taxpayer identification number, information concerning distributions on the Common Stock during the calendar year and the amount of tax withheld, if any. This obligation however, does not apply with respect to certain Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts. A backup withholding tax will apply to payments if a U.S. Holder fails to provide a taxpayer identification number. Backup withholding is applied at a rate of 30.5% (which rate shall be reduced periodically to 28% for payments made in 2006).

          Backup withholding and information reporting generally will not apply to distributions made to a Non-U.S. Holder that provides an IRS Form W-8BEN to the relevant withholding agent, paying agent or broker, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption.

          The payment of the proceeds on the disposition of Common Stock by a Holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the Holder either certifies its status as a Non-U.S. Holder as described above or otherwise establishes an exemption. The payment of the proceeds on the disposition of Common Stock by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person" (as defined below). The payment of proceeds on the disposition of Common Stock by a Non-U.S. Holder to or through a Non-U.S. office of a U.S. broker or a U.S. related person generally will be subject to information reporting (but not backup withholding) unless the Holder establishes an exemption as described above or the broker has certain documentary evidence in its files as to a Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary.

          For purposes of the preceding paragraph, a "U.S. related person" is
(i) a CFC, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (iii) for payments made on or after January 1, 2001, a foreign partnership if at any time during its tax year one or more of its partners are U.S. persons who, in the aggregate, hold more than 50 percent of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a U.S. trade or business.

          Backup withholding is not an additional tax and may be refunded (or credited against the Holder's U.S. federal income tax liability, if any), provided the required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. Copies of information returns and withholding information also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

          THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF CANADIAN OR U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF COMMON STOCK IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM THEIR OWNERSHIP AND DISPOSITION OF COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

          (F) DIVIDENDS AND PAYING AGENTS

          Not applicable.

          (G) STATEMENT BY EXPERTS

          Not applicable.

          (H) DOCUMENTS ON DISPLAY

          The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 160 Graveline Street, St. Laurent, Quebec H4T 1R7 Canada. The Company may be reached at (514) 738-7300. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          (I) SUBSIDIARY INFORMATION

          Not applicable.

          ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Not applicable.

          ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

          Not applicable.

                                     PART II

          ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

          ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

          ITEM 15. [RESERVED]

          ITEM 16. [RESERVED]

                                    PART III

          ITEM 17. FINANCIAL STATEMENTS

          Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

          ITEM 18. FINANCIAL STATEMENTS

          The following documents are filed as part of this Annual Report on Form 20-F beginning on page F-1.

          DOCUMENT TITLE:                                              PAGE
          --------------                                               ----
                Report of Ernst & Young LLP, Independent Auditors       F-1

                Consolidated Balance Sheets of the Company as at        F-2
                January 31, 2000 and 2001

                Consolidated Statements of Earnings (Loss) and          F-3
                Deficit of the Company for the years ended
                January 31, 1999, 2000 and 2001

                Consolidated Statements of Cash Flows of the            F-4
                Company for the years ended January 31, 1999, 2000 and 2001

                Notes to Consolidated Financial Statements              F-5

                Schedule II - Valuation and Qualifying Account          F-28

          ITEM 19. EXHIBITS

          EXHIBIT NUMBER      DESCRIPTION OF DOCUMENT
          --------------      -----------------------

          1.1 Articles of Amalgamation of the Company dated February 1, 1989 as amended by Articles of Amendment dated October 4, 1993. (1)

          1.2                 By-laws of the Company. (1)

          4.1                 Frisco Bay Industries Ltd. Stock Incentive Plan.
                              (2)

          4.2 Employment Agreement, dated October 23, 1993, between the Company and Barry Katsof. (1)

          4.3 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Barry Katsof.

          4.4 Employment Agreement, dated October 23, 1993, between the Company and Ronald G. Waxman. (1)

          4.5 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Ronald G. Waxman.

          4.6 Employment Agreement, effective April 9, 2001, between the Company and Robert Gagnon.

          4.7 Employment Agreement, effective February 1, 1998, as amended March 8, 2001, between the Company and Heather Halickman.

          4.8 Employment Agreement, effective February 1, 1998, as amended April 2, 2001, between the Company and Dominique Mimeault.

          10                  Consent of Ernst & Young LLP

--------------------------

          (1) Incorporated by reference to the Company's Registration Statement on Form F-1 (file no. 33-66616) and any amendments thereto.

          (2) Incorporated by reference to the Company's Registration Statement on Form S-8 (file no. 333-01002) and any amendments thereto.

                                   SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                               FRISCO BAY INDUSTRIES LTD.



                               By: /s/ Robert Gagnon
                                   -------------------------------------------
                                   Name:  Robert Gagnon
                                   Title: Vice President, Finance and
                                          Information Technology
                                          and Assistant Secretary

Date:  July 20, 2001

                                AUDITORS' REPORT

To the Shareholders of
FRISCO BAY INDUSTRIES LTD.

We have audited the consolidated balance sheets of FRISCO BAY INDUSTRIES LTD. as at January 31, 2001 and 2000, and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years in the three-year period ended January 31, 2001. Our audits also included the information as at and for the years ended January 31, 2001, 2000 and 1999, included in the financial statement schedule listed under the caption "Item 18 Financial Statements" of this Form 20-F Annual Report. These consolidated financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2001, in accordance with Canadian generally accepted accounting principles. Also in our opinion, the information as at and for the years ended January 31, 2001, 2000 and 1999, included in the financial statement schedule referred to above, when considered in relation to the basic 2001, 2000 and 1999 financial statements taken as a whole, is presented fairly in all material respects.


                                                          /s/ Ernst & Young LLP
Montreal, Canada,
May 11, 2001.                                             Chartered Accountants

FRISCO BAY INDUSTRIES LTD.

                                CONSOLIDATED BALANCE SHEETS

As at January 31

                                                                          2001               2000
                                                                            $                  $
-------------------------------------------------------------------------------------------------
                                                                            [In Canadian dollars]
ASSETS [note 9]
CURRENT
Cash and cash equivalents                                              189,517             89,742
Marketable securities [notes 5 and 9]                                3,310,396          3,124,524
Accounts receivable and other assets [note 6]                        9,401,518          9,448,759
Inventories [note 7]                                                 5,208,763          4,810,995
-------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                18,110,194         17,474,020
-------------------------------------------------------------------------------------------------
Loans receivable [note 6]                                               93,020             46,077
Capital assets [note 8]                                              1,948,163          1,622,920
Future income taxes [note 13]                                          474,000                 --
Deferred charges, net of accumulated amortization [note 15]            127,818             66,449
Goodwill [net of accumulated amortization
   of $36,748 [2000 - $11,767]                                          56,462             66,795
-------------------------------------------------------------------------------------------------
                                                                    20,809,657         19,276,261
=================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness and outstanding cheques [note 9]                   5,351,399          3,937,790
Accounts payable and accrued liabilities [note 10]                   4,721,127          4,968,030
Deferred revenue                                                     1,052,719          1,241,097
Current portion of obligations under capital leases [note 11]          493,889            150,353
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           11,619,134         10,297,270
-------------------------------------------------------------------------------------------------
Obligations under capital leases [note 11]                             573,424            234,913
-------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES [note 12]

SHAREHOLDERS' EQUITY
Class A stock - 799,967 shares
   [2000 - 799,967] [note 14]                                        3,695,188          3,695,188
Common stock - 1,520,470 shares
   [2000 - 1,475,902] [note 14]                                     11,369,949         11,294,872
Contributed surplus                                                     97,605             97,605
Deficit                                                             (6,545,643)        (6,343,587)
-------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           8,617,099          8,744,078
-------------------------------------------------------------------------------------------------
                                                                    20,809,657         19,276,261
=================================================================================================

See accompanying notes

On behalf of the Board:
                              /s/ Barry Katsof           /s/ Ronald G. Waxman
                                    Director                    Director

FRISCO BAY INDUSTRIES LTD.

                                CONSOLIDATED STATEMENTS OF
                                EARNINGS (LOSS) AND DEFICIT

Years ended January 31


                                                      2001                2000               1999
                                                       $                    $                  $
--------------------------------------------------------------------------------------------------
                                                                  [In Canadian dollars]

REVENUES
Products                                           23,963,480       27,272,533         25,218,494
Services
-   Maintenance contracts                           7,553,674        7,428,855          6,781,396
-   ATMS service fees                               4,330,283        2,435,396            687,203
--------------------------------------------------------------------------------------------------
                                                   35,847,437       37,136,784         32,687,093
--------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
Costs of products                                  18,788,066       19,292,400         17,954,665
Costs of services                                   7,891,725        7,441,991          4,859,766
Selling, general and administrative                 9,636,851        9,765,571          8,796,329
Interest and bank charges [note 11]                   206,851          119,926            114,218
--------------------------------------------------------------------------------------------------
                                                   36,523,493       36,619,888         31,724,978
--------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                               (676,056)         516,896            962,115
Income taxes [note 13]                               (474,000)          19,087             22,415
--------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM CONTINUING
   OPERATIONS                                        (202,056)         497,809            939,700
Earnings from discontinued operations [note 3]             --               --             31,328
Gain on sale of discontinued operations,
   net of taxes of $150,000 [note 3]                       --               --          1,120,708
--------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                  (202,056)         497,809          2,091,736

Deficit, beginning of year                         (6,343,587)      (6,841,396)        (8,933,132)
--------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                               (6,545,643)      (6,343,587)        (6,841,396)
==================================================================================================

EARNINGS (LOSS) PER SHARE [note 16]
   From continuing operations                          $(0.09)           $0.22              $0.42
   Net earnings (loss)                                 $(0.09)           $0.22              $0.93
--------------------------------------------------------------------------------------------------

See accompanying notes

FRISCO BAY INDUSTRIES LTD.

                               CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 31


                                                            2001          2000           1999
                                                             $              $             $
---------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings (loss)                                       (202,056)      497,809       2,091,736
Items not affecting cash:
   Future income taxes                                    (474,000)           --              --
   Common stock awarded                                     30,664       115,687          21,876
   Amortization of capital assets                          508,312       406,882         236,777
   Amortization of deferred charges [note 16]               66,449        66,450          54,124
   Amortization of goodwill                                 24,452        11,767           9,909
   Gain on sale discontinued operations                         --            --      (1,120,708)
---------------------------------------------------------------------------------------------------
                                                           (46,179)    1,098,595       1,293,714
Net change in non-cash working capital balances
   related to operations [note 17]                        (832,751)   (2,954,447)       (499,342)
---------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES                (878,930)   (1,855,852)        794,372
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                 1,413,609     2,884,729        (229,141)
Repayment of capital lease obligations                    (309,699)      (82,984)             --
Increase in capital lease obligations                      149,060            --              --
Issuance of common stock                                    44,433        10,498              --
---------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES               1,297,403     2,812,243        (229,141)
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds of disposal of business [note 3]                       --            --       2,850,000
Acquisition of marketable securities                      (185,872)     (404,993)     (2,719,531)
Acquisition of capital assets                              (82,115)     (594,761)       (414,222)
Proceeds on disposal of capital assets                      91,226        63,087              --
Goodwill on acquisition of business                        (14,119)      (78,561)             --
Additions to deferred charges                             (127,818)     (132,899)             --
---------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING ACTIVITIES                (318,698)   (1,148,127)       (283,753)
---------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   DURING THE YEAR                                          99,775      (191,736)        281,478
Cash and cash equivalents, beginning of year                89,742       281,478              --
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                     189,517        89,742         281,478
===================================================================================================
SUPPLEMENTARY INFORMATION
Cash interest paid                                         346,302       184,715         178,816
Cash income taxes paid                                      35,236        50,888         263,101
---------------------------------------------------------------------------------------------------

See accompanying notes

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

1.  DESCRIPTION OF BUSINESS

The Company was incorporated under the Canada Business Corporations Act. The Company designs, develops, markets and installs integrated systems and products primarily for financial institutions, government agencies and major corporations. These systems include self-service and financial transaction processing systems, time management systems and integrated security systems and are included as product revenue. The Company also provides service and maintenance for their systems and products as well as automated teller machine services. These services are included in service revenues.

2.  ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in note 20. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CHANGE IN ACCOUNTING POLICY

Effective February 1, 2000 the Company adopted the liability method of income tax allocation. The change has been applied retroactively with no adjustment required to earnings, deficit, or prior period balance sheets.

PRINCIPLES OF CONSOLIDATION

The financial statements have been prepared on a consolidated basis, including the accounts of the Company, its wholly-owned subsidiaries, Frisco Bay Industries, Ltd., First Frisco Financial Corp. and proportionate consolidation of its share of the assets, liabilities, revenues and expenses of its investment in Frisco Bay ATMS limited partnership ["Frisco/ATMS"].

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents are cash and short-term investments with maturity dates of 90 days or less.

INVENTORY VALUATION

Inventories are valued at the lower of cost and net realizable value for finished goods and lower of cost and replacement cost for spare parts, supplies and raw materials. Cost is determined using the first-in, first-out method.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

2.  ACCOUNTING POLICIES [CONT'D]

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized on the declining balance basis at the following rates:

Automated teller machines                   30%
Equipment and furniture                     20%-30%
Computer equipment                          30%

Leasehold improvements are amortized on the straight-line basis over the terms of the leases.

Capital assets include amounts paid with respect to the purchase of rights to fees generated from automated teller machines under interchange contracts. These assets are amortized on straight-line basis over the term of the underlying interchange contract.

DEFERRED CHARGES

Research costs are expensed as incurred. Development costs incurred for product development for product lines for which the Company has an identified market and are considered technically and financially feasible, are deferred and amortized. Amortization is charged to operations on a straight-line basis over two years commencing with the product's commercialization. Deferred development costs for products that are no longer expected to attain commercial success are written off.

GOODWILL

Goodwill represents the cost of the Company's investment in the Frisco Bay/ATMS joint venture in excess of the Company's share of the fair value of assets contributed on inception. The goodwill is being amortized on the straight-line basis over its estimated useful life of 5 years. Any permanent impairment in the value of goodwill will be charged to earnings in the year of such determination.

The Company evaluates the carrying value of goodwill for possible impairment on an annual basis. Such evaluation compares current undiscounted cash flows from related operations to the unamortized goodwill balance and considers operating trends and other relevant factors.

REVENUE RECOGNITION

Product revenue is recognized when persuasive evidence of an arrangement exists, delivery and installation has occurred, there are no future performance obligations, the purchase price is fixed and determinable, and collectibility is reasonably assured.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

2.  ACCOUNTING POLICIES [CONT'D]

Service contract revenue is recorded over the term of the contract in proportion to the costs expected to be incurred in performing services under the contract.

INVESTMENT TAX CREDITS

Investment tax credits related to expenditures for deferred charges are recorded as a reduction of the cost of the deferred charges. Investment tax credits related to research and development expenses are recorded as a reduction of the related expenses.

FOREIGN EXCHANGE

Monetary assets and liabilities of domestic and foreign integrated operations are translated to Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for cost of inventory used and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Gains and losses arising from the fluctuations in exchange rates are reflected in net earnings of the year, except for unrealized gains and losses on long-term monetary assets and liabilities, which are reported as a deferred credit or charge and amortized over the remaining lives of the related assets and liabilities.

INCOME TAXES

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets, if based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments approximates the carrying value, except as otherwise described in these financial statements.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

2.  ACCOUNTING POLICIES [CONT'D]

STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan, which is described in note 14. No compensation expense is recognized for this plan when stock options or stock appreciation rights are issued to employees, but an expense is recorded upon the award of common stock. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock options canceled is charged to retained earnings.

3.  DISCONTINUED OPERATIONS

On May 29, 1999, the Company sold all of the operating assets of CDP Protection Inc. ["CDP"] for a total cash consideration of $3,000,000, realizing a gain on the sale of $1,120,708, net of taxes of $150,000. CDP provided offsite data storage and disaster planning and recovery services.

The operating results of CDP were as follows:

                                 2001      2000      1999
                                   $         $          $
-------------------------------------------------------------------------------

Sales                             --        --    682,000
Income taxes                      --        --         --
Earnings                          --        --     31,328
===============================================================================

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

4.  JOINT VENTURE

On May 1, 2000 the Company entered into an agreement to form Frisco Bay-ATMS Limited Partnership. Frisco Bay owns 50% of the joint venture and has proportionally consolidated the following components:

                                                       2001               2000
                                                         $                  $
-------------------------------------------------------------------------------

Current assets                                      307,130            175,613
Automated teller machines                           477,190            535,820
Current liabilities                                 142,089            377,437
Long-term portion of capital lease obligations      509,628            125,072
Revenues                                          2,016,334          1,213,454
Expenses                                          1,628,742          1,076,369
Net income                                          387,592            137,085
Cash flows provided by operating activities         148,885            394,064
Cash flows provided by financing activities         344,807            259,552
Cash flows used in investing activities            (238,809)          (620,129)
-------------------------------------------------------------------------------

The Company's share in commitments and contingencies of the joint venture is disclosed with those of the Company in note 12.

During 2001, the joint venture acquired a business for the amount of $135,000, of which $14,119 was recorded as goodwill.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

5.  MARKETABLE SECURITIES

Marketable securities which consist of bankers' acceptances, commercial paper and corporate and government bonds are recorded in the accounts at the lower of cost and market value on an aggregate basis. As at January 31, 2001, the bonds have maturity dates ranging from less than a year to 12 years with an approximate average yield of 5.6%.

6.  ACCOUNTS RECEIVABLE AND OTHER ASSETS

The components of accounts receivable and other assets are as follows:

                                                  2001               2000
                                                    $                  $
-------------------------------------------------------------------------------

Trade receivables                            9,299,703          9,104,385
Allowance for doubtful accounts                (58,592)          (120,351)
-------------------------------------------------------------------------------
                                             9,241,111          8,984,034
Loans to controlling shareholders               93,020             93,020
Prepaid expenses                                32,329            230,463
Deposits and miscellaneous assets              128,078            187,319
-------------------------------------------------------------------------------
                                             9,494,538          9,494,836
Less:  long-term portion                       (93,020)           (46,077)
-------------------------------------------------------------------------------
                                             9,401,518          9,448,759
===============================================================================

Loans to controlling shareholders, who are also officers and directors, are unsecured, non-interest bearing and are due in equal annual installments over 10 years until fiscal 2004. No repayments have been made since fiscal 1997.

During fiscal 2001, no customer represented over 10% of the Company's revenues and one customer represented 14.6% of account receivable. During fiscal 2000, the Company's revenues included two customers which represented 15.2% and 13.9% of sales and 21.1% and 8.8% of accounts receivable. In 1999, no customer represented over 10% of the Company's revenues or accounts receivable. These revenues principally relate to product sales.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

7.  INVENTORIES

The components of inventory are as follows:

                                           2001                2000
                                             $                    $
-------------------------------------------------------------------------------

Spare parts and supplies             1,291,309            1,091,778
Raw materials                          193,050              133,663
Finished goods                       3,724,404            3,585,554
-------------------------------------------------------------------------------
                                     5,208,763            4,810,995
===============================================================================


8.  CAPITAL ASSETS

                                                    ACCUMULATED
                                       COST        AMORTIZATION         NET
                                         $               $               $
-------------------------------------------------------------------------------

2001
Automated teller machines            1,739,823        500,368       1,239,455
Equipment and furniture              1,315,184      1,146,642         168,542
Computer equipment                   1,671,892      1,282,729         389,163
Leasehold improvements                 590,386        521,499          68,887
Interchange contract rights             93,409         11,293          82,116
-------------------------------------------------------------------------------
                                     5,410,694      3,462,531       1,948,163
===============================================================================

2000
Automated teller machines            1,061,887        167,762         894,125
Equipment and furniture              1,342,001      1,152,284         189,717
Computer equipment                   1,829,705      1,348,907         480,798
Leasehold improvements                 583,804        525,524          58,280
-------------------------------------------------------------------------------
                                     4,817,397      3,194,477       1,622,920
===============================================================================

Included in automated teller machines is equipment under capital leases having a cost of $1,275,158 [2000 - $445,403] and accumulated amortization of $434,159 [2000 - $75,255].

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

9.  BANK INDEBTEDNESS AND OUTSTANDING CHEQUES

The Company has a line of credit available amounting to $5,000,000 [2000 - $4,000,000], of which $4,380,944 [2000 - $3,300,000] is utilized by an operating loan and $126,795 [2000 - $74,890] is utilized by open letters of credit as at January 31, 2001. Bank indebtedness is due on demand and bears interest at the bank's prime rate plus 3/4% on Canadian borrowings and U.S. base rate plus 3/4% on U.S. borrowings.

The $5,000,000 of line of credit is collateralized by a charge on receivables, inventories and other movable property, as well as by bankers' acceptances in the amount of $1,800,000 included in marketable securities and cash on hand, if any, and by assignments of fire insurance on the Company's assets and life insurance on the Company's executives.

The weighted average interest rate paid on short-term borrowings is 8.08% [2000
- 7.16%; 1999 - 7.02%].

The line of credit is governed by certain financial covenants. As at January 31, 2001 and 2000, the Company is in compliance with all such covenants.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

                                          2001                 2000
                                             $                    $
------------------------------------------------------------------------------

Trade payables                       2,643,978            2,979,572
Accrued compensation                   716,826              678,926
Other accrued liabilities            1,360,323            1,309,532
------------------------------------------------------------------------------
                                     4,721,127            4,968,030
==============================================================================

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

11. OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum capital lease payments:

                                                                      $
-------------------------------------------------------------------------------

2002                                                               560,732
2003                                                               474,452
2004                                                               161,898
-------------------------------------------------------------------------------
                                                                 1,197,082

Less imputed interest at rates varying between 7% and 9.7%         129,769
-------------------------------------------------------------------------------
                                                                 1,067,313
Less current portion                                               493,889
-------------------------------------------------------------------------------
                                                                   573,424
===============================================================================

Included in interest and bank charges is interest on obligations under capital leases in the amount of $79,810 [2000 - $30,887; 1999 - nil].

12. COMMITMENTS AND CONTINGENCIES

The following is a schedule of futures minimum operating lease payments:

                                                                       $
-------------------------------------------------------------------------------

2002                                                               462,000
2003                                                               408,000
2004                                                               364,000
2005                                                               348,000
2006                                                               273,000
Thereafter                                                         162,000
-------------------------------------------------------------------------------
                                                                 2,017,000
===============================================================================

Office space is leased from a company controlled by the controlling shareholders of the Company. The lease, which expires in 2007, provides for annual rent of $165,000. This amount has been included in the above operating lease amounts.

Annual rental expenses incurred under operating leases were $633,387 [2000 - $572,000; 1999 -$553,000].

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

12. COMMITMENTS AND CONTINGENCIES [CONT'D]

The Company has entered into foreign exchange futures contracts to purchase US$750,000 [C$1,104,700]. The contracts, which may be exercised at any time during a one-month period, cover the months of February to April 2001. The contracts are used to hedge future purchases in U.S. dollars at rates from
1.4650 to 1.4773 and are not recorded in the financial statements. The fair value of these contracts, which reflects the estimated amount the Company would receive on settlement of favorable contracts or be required to pay to terminate unfavorable contracts, at January 31, 2001, is $16,000 [2000 and 1999 - nil].

A claim has been filed against the Company whereby an exposure to losses of approximately $130,000 exists in excess of amounts recorded in the financial statements based on management's estimate of likely losses. Various other claims and legal proceedings have been initiated against the Company in the normal course of its operations. In management's opinion, these claims and proceedings are unfounded. Management estimates that any payments resulting from their outcome are not likely to have a substantial impact on the Company's financial position.

13. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities are as follows:

As at January 31,                                             2001        2000
                                                                $           $
--------------------------------------------------------------------------------

Future tax assets
Loss carryforwards                                         991,315   1,043,700
Tax value of assets in excess of their carrying value
   and non-tax deductible accruals                         835,313     616,280
--------------------------------------------------------------------------------
Total future tax assets                                  1,826,628   1,659,980
Valuation allowance for future tax assets                1,352,628   1,659,980
--------------------------------------------------------------------------------
NET FUTURE TAX ASSETS                                      474,000          --
================================================================================

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

13. INCOME TAXES [CONT'D]

The Company has unclaimed research and development expenditures for Canadian Federal, Ontario and participating provinces tax purposes in the amount of approximately $450,000 and capital cost allowance claims of $2,255,000 available in excess of net book value of the capital assets. These differences have an unlimited carry-forward period.

The Company has loss carry-forwards amounting to $2,525,000 for Canadian Federal, Ontario and participating provinces income tax purposes and $810,000 [US$539,000] for United States income tax purposes. In addition, the Company has $310,000 of investment tax credits available for use against future Canadian Federal taxes payable. Tax benefits related to the above items in the amount of $474,000 has been recognized in the financial statements based on management's estimates of the future benefits available. By their nature these estimates are subject to measurement uncertainty and changes in these estimates may significantly impact the financial statements of future periods.

The loss carry-forwards and investment tax credits expire as follows:

                                                                INVESTMENT
                                LOSS CARRY-FORWARDS             TAX CREDITS
                             CANADA         UNITED STATES         CANADA
                                $                 $                  $
-------------------------------------------------------------------------------

2002                         570,000                --                 --
2003                         730,000                --                 --
2004                          95,000                --            195,000
2005                       1,125,000                --                 --
2006                              --                --             70,000
2007                              --                --             45,000
2008                           5,000                --                 --
2009                              --           340,000                 --
2012                              --            35,000                 --
2013                              --           185,000                 --
2015                              --           250,000                 --
                           2,525,000           810,000            310,000
===============================================================================

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

13. INCOME TAXES [CONT'D]

The components of the provision for income taxes are as follows:

                                                          2001            2000               1999
                                                            $               $                  $
---------------------------------------------------------------------------------------------------
Current tax expense                                         --            19,087           22,415
Future income tax benefit related to loss
   carryforwards                                      (474,000)               --               --
---------------------------------------------------------------------------------------------------
                                                      (474,000)           19,087           22,415
===================================================================================================

The income tax provision reported differs from the amount computed by applying Canadian federal and the applicable provincial rates to income before taxes. The reasons for the differences and the related tax effects are as follows:

                                                          2001            2000               1999
                                                            $               $                  $
---------------------------------------------------------------------------------------------------

Combined statutory federal and provincial rate           39.26%          39.76%             42.0%
Provision based on effective rate applied
   to earnings (loss) from continuing operations
   before income taxes                                 (249,716)         205,518          404,088
Increase (decrease) in taxes resulting from:
   Unrecognized benefits of tax losses                       --          126,877               --
   Recognized benefits of prior year losses            (474,000)        (446,594)        (480,747)
   Non-deductible expenses and other                    249,716          133,286           99,074
---------------------------------------------------------------------------------------------------
                                                       (474,000)          19,087           22,415
===================================================================================================

14. CAPITAL STOCK

AUTHORIZED

An unlimited number of:

Preferred shares, no par value, issuable in one or more series

Shares of Common Stock, no par value, entitled to one vote per share

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

14. CAPITAL STOCK [CONT'D]

799,967 [2000 - 799,967] Shares of Class A Common Stock ["Class A Stock"], no par value, entitled to four votes per share. The shares of Class A stock convert automatically into shares of common stock upon transfer of ownership on a one-for-one basis, except for sales to certain permitted transferees.

The Common Stock and Class A Stock rank pari passu in all other respects.

ISSUED

                                                      COMMON STOCK              CLASS A STOCK
                                                      #            $             #           $
---------------------------------------------------------------------------------------------------
Balance, January 31, 1998                        1,416,111   11,119,891       805,795   3,722,108
Conversion of Class A common stock to
   common stock                                      5,828       26,920        (5,828)    (26,920)
Common stock awarded                                 8,910       21,876            --          --
Common stock issued on exercise of stock
   appreciation rights                               9,045           --            --          --
---------------------------------------------------------------------------------------------------
Balance, January 31, 1999                        1,439,894   11,168,687       799,967   3,695,188
Common stock awarded                                27,367      115,687            --          --
Stock options exercised                              4,000       10,498            --          --
Common stock issued on exercise of stock
   appreciation rights                               4,641           --            --          --
---------------------------------------------------------------------------------------------------
Balance, January 31, 2000                        1,475,902   11,294,872       799,967   3,695,188
Common stock awarded                                 5,864       30,644            --          --
Stock options exercised                             12,584       44,433            --          --
Common stock issued on exercise of stock
   appreciation rights                              26,120           --            --          --
---------------------------------------------------------------------------------------------------
Balance, January 31, 2001                        1,520,470   11,369,949       799,967   3,695,188
===================================================================================================

During 2001, the Company awarded and issued 5,864 common shares [2000 - 27,367] as compensation to key employees. Common stock was increased by $30,644 [2000 - $115,687] and an equivalent amount of compensation expense was recorded.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

14. CAPITAL STOCK [CONT'D]

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

The Company has a Stock Incentive Plan which provides for the issuance of stock options and stock appreciation rights to the Company's officers, directors, consultants, and employees. The maximum number of common shares issuable under the Stock Incentive Plan is 450,000.

As at January 31, 2001, aggregate options were outstanding for the purchase of 159,362 common shares [2000 - 177,845; 1999 - 106,345]. During fiscal 2001,
5,500 options [2000 - 80,000] were granted with exercise prices of US$3.00 to US$4.00 [2000 - US$2.188 to US$3.02]. During fiscal 2001, 11,399 options were forfeited [2000 - 4,500, 1999 - 15,342]. During fiscal 2001, 12,584 options were exercised. The options outstanding at January 31, 2001, have the following terms:

                        EXERCISE      WEIGHTED AVERAGE         NUMBER OF
TOTAL OUTSTANDING         PRICE       MONTHS TO EXPIRY    OPTIONS EXERCISABLE
--------------------------------------------------------------------------------

          814              $6.195              7                    814
        2,217              $6.495             29                  2,217
        7,515            US$4.000             54                  7,515
       10,000            US$3.630             56                 10,000
       22,500            US$2.630             76                 22,500
       26,000            US$1.810             69                 14,000
        5,316            US$2.875             83                  3,016
        2,000            US$2.500             72                     --
       65,000            US$2.938            100                 65,000
        5,000            US$3.000             83                  1,000
        2,500            US$3.000             83                    500
        2,500            US$2.188             84                    500
        2,500            US$2.313             84                    500
        2,500            US$4.00             111                     --
        1,500            US$3.00             111                     --
        1,500            US$3.00             111                     --
--------------------------------------------------------------------------------
      159,362                                                   127,562
================================================================================

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

14. CAPITAL STOCK [CONT'D]

The Company awarded stock appreciation rights to its employees, under the Stock Incentive Plan which entitles recipients to rewards representing the excess of the fair market value of one share of common stock on the date of exercise over the share's fair market value as of the date of the grant. Amounts may be paid in cash, shares of common stock or a combination thereof, at the option of the Company. The initial stock appreciation rights were awarded at the fair value of the Company's common stock which was US$1.00 per share.

A summary of activity for the stock appreciation rights is as follows:

                                                       OUTSTANDING STOCK
                                                      APPRECIATION RIGHTS
-------------------------------------------------------------------------------

Balance, January 31, 1998                                     71,080
Exercised                                                    (14,730)
Forfeited                                                     (4,660)
-------------------------------------------------------------------------------
Balance, January 31, 1999                                     51,690
Exercised                                                     (7,140)
Forfeited                                                     (1,165)
-------------------------------------------------------------------------------
Balance, January 31, 2000                                     43,385
Exercised                                                    (32,995)
Forfeited                                                       (765)
-------------------------------------------------------------------------------
Balance, January 31, 2001                                      9,625
===============================================================================

The outstanding stock appreciation rights expire on February 6, 2005, and are exercisable at 20% per year over the 5 year period commencing one year after the date of grant. As at January 31, 2001, 9,625 stock appreciation rights are exercisable [2000 - 28,615 and 1999 - 22,848]. During 2001, the Company issued 26,120 [2000 - 4,641 and 1999 - 9,045] common shares upon the exercise of 32,995
[2000 - 7,140 and 1999 - 14,730] of the stock appreciation rights.

As at January 31, 2001, the amount due to holders of vested stock appreciation rights upon their exercise is $12,031 [2000 - $90,591 and 1999 - $50,003]. Had the rights been exercised at January 31, 2001, this would have given rise to the issue of 5,348 shares [2000 - 19,645 and 1999 - 13,592].

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

15. RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs consist of the following:

                                                         2001             2000            1999
                                                           $                $               $
-------------------------------------------------------------------------------------------------
Total costs incurred                                   294,999         350,756         323,565
Less:  Development costs capitalized                  (127,818)       (132,899)             --
Plus:  Amortization of deferred development costs       66,449          66,450          54,124
-------------------------------------------------------------------------------------------------
NET COSTS EXPENSED DURING THE YEAR                     233,630         284,307         377,689
=================================================================================================

16. EARNINGS (LOSS) PER SHARE

Earnings (loss) from continuing operations per share and net earnings (loss) per share have been calculated on the basis of earnings (loss) from continuing operations and net earnings (loss), respectively, divided by the weighted average number of Class A Stock and Common Stock outstanding during the year of 2,298,153 [2000 - 2,265,630 and 1999 - 2,238,048]. Fully diluted earnings from continuing operations per share and fully diluted net earnings per share for the year ended January 31, 2000 are $0.21 and $0.21 [1999 - $0.41 and $0.89]
respectively. Fully diluted earnings (loss) per share for the year ended January 31, 2001 has not been presented as the impact of stock options, stock appreciation rights and warrants would be anti-dilutive.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

17. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                              2001         2000           1999
                                                $            $              $
--------------------------------------------------------------------------------

Accounts receivable and other assets         47,241    (1,220,159)  (2,121,955)
Inventories                                (397,768)      100,053     (894,696)
Accounts payable and accrued liabilities   (246,903)   (1,611,604)   2,163,039
Other                                      (235,321)     (222,737)     354,270
--------------------------------------------------------------------------------
                                           (832,751)   (2,954,447)    (499,342)
================================================================================

18. SEGMENTED INFORMATION

Management operates and evaluates the Company's business in two major segments, one dealing with product sales and the other dealing with product support and service fees. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance contract revenues and ATM machine service fees. The expenses which can be identified within each of these segments are disclosed in the statement of earnings (loss) and deficit. The assets are common to both segments and cannot be allocated.

The Company currently operates in Canada and the United States and revenues are allocated geographically based on customer location.

                                        2001             2000             1999
                                          $                $                $
--------------------------------------------------------------------------------

REVENUES
Canada                            33,251,103       35,717,939       29,117,886
U.S.A.                             2,596,334        1,418,845        3,569,207
--------------------------------------------------------------------------------
Total                             35,847,437       37,136,784       32,687,093
--------------------------------------------------------------------------------

CAPITAL ASSETS
Canada                             1,948,163        1,592,568          976,318
U.S.A.                                    --           30,352           53,561
--------------------------------------------------------------------------------
Total                                     --        1,622,920        1,029,879
--------------------------------------------------------------------------------

INTANGIBLE ASSETS
Canada                               184,280          133,244               --
U.S.A.                                    -                --               --
--------------------------------------------------------------------------------
Total                                184,280          133,244               --
--------------------------------------------------------------------------------

Segmented revenue is presented net of intersegment eliminations in the amount of $379,000 in fiscal 2001 [2000 - $400,000 and 1999 - $328,000] all of which are exports from Canada.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

19. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada [Canadian GAAP], which conform in all material respects to those in the United States [U.S. GAAP], except as follows:

[a] Under U.S. GAAP, deferred charges would be written off to earnings as incurred as opposed to being deferred as is the case under Canadian GAAP.

[b] Under U.S. GAAP, the liability method is used in accounting for income taxes. For reconciliation purposes to U.S. GAAP, the Company has applied the provisions of Statement of Financial Accounting Standard No. 109 [SFAS 109], prospectively from February 1, 1993. SFAS 109 requires recognition of deferred tax assets and liabilities for temporary differences in the recognition of income and expense for financial reporting and tax accounting purposes. As a result of the adoption of the liability method under Canadian GAAP effective February 1, 2000 and applied retroactively, there are no adjustments required to arrive at U.S. GAAP consolidated income except the valuation allowance required under U.S. GAAP would be $71,000 lower.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" [APB 25] and related interpretations in accounting for its employee stock options. The exercise price of the Company's employee stock options equals or is greater than the market price of the underlying stock on the date the options were granted; accordingly, no compensation expense has been included in the Company's reconciliation of net income under U.S. GAAP. Compensation expense has been recognized in connection with the stock appreciation rights based on the current market value of the common stock accrued over the vesting period of the rights.

[d] Effective February 1, 2001, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The cumulative effect of adopting FAS 133 as of February 1, 2001 is not material to the Company's financial statements.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

19. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT'D]

[e] The Company's interest in a jointly controlled entity has been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, this interest would be accounted for by the equity method. Net earnings, earnings per share and shareholders' equity under U.S. GAAP are not impacted by proportionate consolidation of this interest in the jointly controlled entity. Differences in classification or display that result from using proportionate consolidation have been omitted.

[f] U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported. There are no significant items to be included in other comprehensive income.

[g] With respect to goodwill and other assets, if a permanent impairment in value is determined, the Company will measure the impairment in goodwill based on the expected discounted cash flows, calculated based on the appropriate interest rates at such time, from operations.

[h] Marketable securities are classified as "available for sale securities" in accordance with FAS 115. The impact on the financial statements is not significant.

[i] In the fourth quarter of fiscal 2001 the Company adopted the Securities and Exchange Commission Staff Accounting Bulleting (SAB) No. 101, Revenue Recognition in Financial Statements. The SAB covers four basic criteria that must be met before companies can record revenue. These are: [a] persuasive evidence than an arrangement exist [b] delivery has occurred or services have been rendered; [c] the seller's price to the buyer is fixed or determinable; and [d] collectibility is reasonably assured. The SAB also provides four broad concepts that the SEC considers when assessing whether revenue should be presented on a gross or net basis. The cumulative effect of adopting SAB No. 101 was not material to the Company's financial statements.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

19. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT'D]

The effect of the above differences on the consolidated statement of earnings would be:

                                                         2001             2000               1999
                                                           $                $                  $
---------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations,
   Canadian GAAP                                     (202,056)         497,809            939,700
Development costs [a]                                (127,818)         (66,449)            54,124
Stock appreciation rights [c]                         (60,090)         (51,795)          (102,973)
Related income tax effect                              71,000           47,000             25,000
Deferred income taxes, at current rates [b]           (71,000)         (47,000)           (25,000)
---------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations,
   U.S. GAAP                                         (389,964)         379,565            890,851
Earnings from discontinued operations                      --               --             31,328
Gain on disposal of discontinued operations                --               --          1,120,708
---------------------------------------------------------------------------------------------------
Net earnings (loss), U.S. GAAP                       (389,964)         379,565          2,042,887
===================================================================================================

NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings
(loss) from continuing operations per share and net earnings (loss) per share:

                                                        2001              2000               1999
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings (loss)
  from continuing operations per share - earnings
  (loss) from continuing operations available to
  common stockholders, U.S. GAAP                     (389,964)         379,565            890,851
Numerator for basic and diluted net earnings
  (loss) per share - earnings (loss) available
  to common stockholders, U.S. GAAP                  (389,964)         379,565          2,042,887
===================================================================================================

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

19. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT'D]

                                                        2001              2000               1999
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
Denominator for basic earnings (loss) from
  continuing operations per share and earnings
  (loss) per share - weighted-average shares        2,298,153        2,265,630          2,238,048
Effects of dilutive securities:
   Stock options                                        9,075           20,547             15,106
   Stock appreciation rights                            5,347           44,238             30,754
---------------------------------------------------------------------------------------------------

Denominator for diluted earnings from
  continuing operations per share and earnings
  per share                                         2,312,575        2,330,415          2,283,908
---------------------------------------------------------------------------------------------------

Basic earnings (loss) from continuing operations
  per share U.S. GAAP                                   (0.17)            0.17               0.40
Basic earnings (loss) per share U.S. GAAP               (0.17)            0.17               0.91
Diluted earnings (loss) from continuing operations
  per share U.S. GAAP                                   (0.17)            0.16               0.39
Diluted earnings (loss) per share U.S. GAAP             (0.17)            0.16               0.89
---------------------------------------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

19. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT'D]

If the above-mentioned adjustments were made, the following balance sheet amounts would have resulted:

                                     2001              2000              1999
                                       $                 $                 $
-------------------------------------------------------------------------------

Deferred charges                        --               --                --
Capital stock                   15,353,301       15,091,143        14,945,332
Contributed surplus                115,651          238,776           206,607
Deficit                         (7,050,544)      (6,660,580)       (7,040,145)
-------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION

Pro-forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 (SFAS 123), and has been determined as if the Company had accounted for its employee stock options and stock appreciation rights under the fair value method of that Statement. The fair value for these options and rights was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each respective year; risk-free interest rates of 3%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.791 [2000 - 0.593; 1999 - 0.627] and a weighted average expected life of the option of 10 years for employee stock options and 5 years for stock appreciation rights.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options and rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employees' stock options and rights.

FRISCO BAY INDUSTRIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2001 and 2000
[In Canadian dollars]

19. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT'D]

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information follows:

                                                        2001              2000               1999
                                                          $                 $                  $
---------------------------------------------------------------------------------------------------
Pro-forma earnings (loss) from continuing
   operations, U.S. GAAP                             (422,071)         141,178            859,285
Pro-forma net earnings (loss), U.S. GAAP             (422,071)         141,178          2,011,321
===================================================================================================
Pro-forma earnings (loss) from continuing
   operations per share, U.S. GAAP                      (0.18)            0.06               0.38

Pro-forma earnings (loss) per share, U.S. GAAP          (0.18)            0.06               0.90
===================================================================================================

20. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current presentation.

                                                                     SCHEDULE II

                           FRISCO BAY INDUSTRIES LTD.
                        VALUATION AND QUALIFYING ACCOUNTS
                                JANUARY 31, 2000
                                   (In CDN $)

                                                                      Additions
                                                          -----------------------------------
                                             Balance
                                           Beginning of                     Charged to Other                      Balance End of
Description                                   Period       Charged Expense      Accounts          Deductions          Period
---------------------------------------- ---------------- ----------------- ----------------- ------------------ ----------------
Allowance for Doubtful Accounts
-------------------------------

Fiscal 2001                              $     120,351    $      60,000           ---          $    (121,759)    $      58,592


Fiscal 2000                              $     290,374    $      60,000           ---          $    (230,023)    $     120,351


Fiscal 1999                              $     223,379    $      77,880           ---          $     (10,885)    $     290,374

Inventory - Provision for Obsolescence
--------------------------------------

Fiscal 2001                              $     363,564    $      71,978           ---          $           0     $     435,542


Fiscal 2000                              $     307,533    $      56,031           ---          $           0     $     363,564


Fiscal 1999                              $     208,256    $      99,277           ---          $           0     $     307,533

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------

    1.1 Articles of Amalgamation of the Company dated February 1, 1989 as amended by Articles of Amendment dated October 4, 1993. (1)

    1.2             By-laws of the Company. (1)

    4.1             Frisco Bay Industries Ltd. Stock Incentive Plan. (2)

    4.2 Employment Agreement, dated October 23, 1993, between the Company and Barry Katsof. (1)

    4.3 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Barry Katsof.

    4.4 Employment Agreement, dated October 23, 1993, between the Company and Ronald G. Waxman. (1)

    4.5 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Ronald G. Waxman.

    4.6 Employment Agreement, effective April 9, 2001, between the Company and Robert Gagnon.

    4.7 Employment Agreement, effective February 1, 1998, as amended March 8, 2001, between the Company and Heather Halickman.

    4.8 Employment Agreement, effective February 1, 1998, as amended April 2, 2001, between the Company and Dominique Mimeault.

    10              Consent of Ernst & Young LLP

--------------------------

(1) Incorporated by reference to the Company's Registration Statement on Form F-1 (file no. 33-66616) and any amendments thereto.

(2) Incorporated by reference to the Company's Registration Statement on Form S-8 (file no. 333-01002) and any amendments thereto.