Form 20-F
period 2002-01-31
FRISCO BAY INDUSTRIES LTD
filed 2002-07-31
CIK 909955

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F



(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2002

or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________.

Commission File Number:  0-22270
                         -------



                           Frisco Bay Industries Ltd.
       ------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



       ------------------------------------------------------------------
                 (Translation of Registrant's name into English)



                                     Canada
       ------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                                  160 Graveline
                       St. Laurent, Quebec, Canada H4T 1R7
       ------------------------------------------------------------------
                    (Address of principal executive offices)



Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None.



Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           Common Stock, no par value
       ------------------------------------------------------------------
                                (Title of Class)



Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None.

            As of January 31, 2002, the Registrant had 1,540,428 shares of Common Stock and 799,967 shares of Class A Common Stock, no par value, outstanding.

            Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days.

                              Yes  X                   No ___
                                  ---

            Indicate by check mark which financial statement item the Registrant has elected to follow.

                              Item 17 ___             Item 18  X
                                                              ---

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

   Item 1.   Identity of Directors, Senior Management and Advisors...........2
   Item 2.   Offer Statistics and Expected Timetable.........................2
   Item 3.   Key Information.................................................2
   Item 4.   Information on the Company......................................6
   Item 5.   Operating and Financial Review and Prospects...................16
   Item 6.   Directors, Senior Management and Employees.....................24
   Item 7.   Major Shareholders and Related Party Transactions..............31
   Item 8.   Financial Information..........................................33
   Item 9.   The Offer and Listing..........................................34
   Item 10.  Additional Information.........................................35
   Item 11.  Quantitative and Qualitative Disclosures About Market Risk.....45
   Item 12.  Description of Securities Other Than Equity Securities.........45
   Item 13.  Defaults, Dividend Arrearages and Delinquencies................45
   Item 14.  Material Modifications to the Rights of Security Holders
               and Use of Proceeds..........................................45
   Item 15.  [Reserved].....................................................45
   Item 16.  [Reserved].....................................................45
   Item 17.  Financial Statements...........................................46
   Item 18.  Financial Statements...........................................46
   Item 19.  Exhibits.......................................................46

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

                      ------------------------------------

            Unless the context indicates otherwise, the terms "Frisco Bay Industries Ltd.," the "Company" and "Frisco Bay" are used interchangeably in this Annual Report and include Frisco Bay Industries Ltd.'s wholly-owned subsidiaries Frisco Bay Industries, Ltd. ("Frisco Bay U.S.") (formerly Camtron Electronics International, Ltd) and Intivid Solutions, Inc. (both Maryland corporations) through which the Company coordinates its operations outside of Canada, Intivid Solutions Inc., CDP Protection Inc. ("CDP"), the operations of which were sold on May 29, 1998, and ATMS/Frisco Bay and Company, Limited Partnership ("Frisco/ATMS"), in which the Company has a 50% interest, and all other subsidiaries of the Company and the Company's predecessor businesses.

            The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $"), unless stated in United States dollars ("US $"), and except as otherwise noted, financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 20 of the Notes to Consolidated Financial Statements contained herein. The exchange rate of Canadian dollars for United States dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, on June 11, 2002, was CDN $1.00 = U.S. $0.6500.

                                     PART I


            ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

            Not applicable.

            ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

            Not applicable.

            ITEM 3.     KEY INFORMATION

            (A)   SELECTED FINANCIAL DATA

            The selected consolidated financial data presented below for the years ended January 31, 1998, 1999, 2000, 2001, and 2002 has been derived from the Company's Consolidated Financial Statements. These Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada, which conform to accounting principles in the U.S., except as described in Note 20 of Notes to Consolidated Financial Statements. The data below should be read in conjunction with information contained under the caption "Item 5. Operating and Financial Review and Prospects" below, the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Annual Report.

                                                                   FISCAL YEAR ENDED JANUARY 31,
                                           --------------------------------------------------------------------------
CANADIAN GAAP DATA                                1998          1999           2000            2001          2002
------------------                                ----          ----           ----            ----          ----

STATEMENT OF OPERATIONS DATA:                          (In thousands of CDN $, except per share data)

Revenue from continuing operations......     $  23,819      $  32,687      $  37,136      $  35,847      $  43,092

Earnings (loss) from continuing
     operations.........................     $  (3,360)     $     940      $     498      $    (202)     $   1,768

Net earnings (loss).....................     $  (3,302)     $   2,092      $     498      $    (202)     $   1,768

PER SHARE DATA:

Earnings (loss) from continuing
     operations.........................     $   (1.51)     $    0.42      $    0.22      $   (0.09)     $    0.76

Net earnings (loss) ....................     $   (1.49)     $    0.93      $    0.22      $   (0.09)     $    0.76

Weighted average number of Class A
     Stock and Common Stock
     outstanding........................     2,219,684      2,238,048      2,265,630      2,298,153      2,330,753

BALANCE SHEET DATA:

Working capital..........................    $   3,658      $   7,044      $   7,177      $   6,491      $   7,012

Total assets.............................    $  12,815      $  17,217      $  19,187      $  20,810      $  26,340

Obligations under capital leases, less
     current portion.....................           -              -       $     235      $     573      $     924

Shareholders' equity.....................    $   6,006      $   8,120      $   8,744      $   8,617      $  10,435

            The amounts set forth in the table above are consistent with those that would be reported under U.S. GAAP for the fiscal years ended January 31, 1998, 1999, 2000, 2001, and 2002, except those listed in the following table.



                                                                    FISCAL YEAR ENDED JANUARY 31,
                                         --------------------------------------------------------------------------
U.S. GAAP DATA                                1998            1999           2000            2001          2002
--------------                                ----            ----           ----            ----          ----
STATEMENT OF OPERATIONS DATA:                         (In thousands of CDN $, except per share data)


Earnings (loss) from continuing
     operations........................   $   (2,400)    $      891     $      380    $    (324)    $    1,834

Net Earnings (loss)....................   $   (2,343)    $    2,043     $      380    $    (324)    $    1,834

PER SHARE DATA:

Earnings (loss) from continuing
      operations.......................   $    (1.08)    $     0.40     $     0.17    $   (0.14)    $     0.79

Net Earnings (loss)....................   $    (1.06)    $     0.91     $     0.17    $   (0.14)    $     0.79

Weighted average number of Class A
     Stock and Common Stock
     outstanding.......................    2,219,684      2,238,048      2,265,630    2,298,153      2,330,753

BALANCE SHEET DATA:

Total assets...........................   $   12,752     $   17,217     $   19,120    $  20,682     $   26,279

Shareholders' equity...................   $    5,944     $    8,112     $    8,669    $   8,418     $   10,502


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

                          TWELVE MONTH PERIOD ENDED JANUARY 31,
                   --------------------------------------------------
                     1998      1999       2000       2001      2002
                     ----      ----       ----       ----      ----

High..............  .7446     .7106      .6969      .6936     .6630
Low...............  .6832     .6327      .6550      .6410     .6190
Average*..........  .7153     .6703      .6766      .6711     .6416
Period End........  .6867     .6619      .6888      .6669     .6289
----------------------------

(1) * The average rate means the average of the exchange rates on the last day of each month during the applicable period.

            As of June 11, 2002, the exchange rate was CDN $1.00 = U.S. $0.6500. The high and low exchange rates for the previous six months are as follows:

            MONTH                        HIGH                  LOW
            -----                        ----                  ---
            December 2001               .6402                 .6255
            January 2002                .6297                 .6190
            February 2002               .6296                 .6214
            March 2002                  .6343                 .6268
            April 2002                  .6401                 .6250
            May 2002                    .6545                 .6362

            (B)   CAPITALIZATION AND INDEBTEDNESS

            Not applicable.

            (C)   REASONS FOR THE OFFER AND USE OF PROCEEDS

            Not applicable.

            (D)   RISK FACTORS

            Dependence on Suppliers. The Company relies on outside sources to manufacture and supply most of the components included in the Company's systems and products, none of which sources are contractually obligated to meet the long-term requirements of the Company. Furthermore, in those situations in which the Company is the sole distributor for certain of its suppliers, those arrangements are typically restricted geographically to Canada only. There can be no assurance that current or alternative sources will be able to supply all of the Company's demands on a timely basis. The Company currently relies upon a single, separate supplier for each of its cash dispensing units, rolled coin dispensers, currency sorters and automatic deposit systems. Although the Company believes that alternative sources are available for those components, any interruption in its supply from any supplier that currently serves as the Company's sole source could delay product and system shipments and adversely affect the Company's business, financial condition, operating results and prospects.

            Dependence on Significant Customers. The Company's sales to its five largest customers accounted, in the aggregate, for approximately 40%, 25%, and 34% of the Company's total sales during the fiscal years ended January 31, 2000, 2001, and 2002, respectively, and sales to the Company's two largest customers for each of those periods accounted for approximately 15%, 8%, and 13%, and 14%, 5%, and 7%, respectively, of total sales during those periods. There can be no assurance that any of the Company's principal customers will maintain its volume of business with the Company or that a similar volume of business would be forthcoming from new or existing customers to replace lost business, if any. The loss of one or more of the Company's existing significant customers without replacement by a customer or customers of similar volume would have a material adverse effect on the Company's business, financial condition, operating results and prospects.

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

            Control of Company by Management and Affiliates. As of May 31, 2002, the executive officers and Directors of the Company beneficially owned or controlled approximately 42.37% of the outstanding combined shares of Common Stock and Class A Stock, representing approximately 71.46% of the combined voting power of these classes. As a result of the magnitude of their holdings and their contractual arrangements, the Company's current principal shareholders could hinder or preclude an unsolicited acquisition of the Company and that fact could have an adverse effect on the market price of the Common Stock. Further, the current principal shareholders have the ability to elect all the Company's Directors and to control the outcome of all other issues submitted to the Company's shareholders for the foreseeable future.

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

            Exchange Rate Risk. The Company records its transactions and prepares its financial statements in Canadian dollars. During the Company's 2002 fiscal year, a material percentage of the Company's business, including approximately 6% of its sales and approximately 50% of the Company's purchases of equipment, parts and supplies, was transacted in currencies other than the Canadian dollar. Any change in the value of, for example, the United States dollar against the Canadian dollar would affect United States revenues and earnings of the Company when translated into Canadian dollars. The same result might be recognized if sales were made by the Company in countries other than Canada at material levels.

            However, as the Company monitors exchange rate fluctuations on a regular basis, makes corresponding changes as necessary to the price of its products and services, and partially hedges its exchange rate risk through the purchase of currency options contracts, the Company does not anticipate that exchange rate fluctuations would have a material effect on future Company earnings. However, there can be no assurance that the Company will be able to hedge successfully against all exchange rate risk in the future.

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

CAPITAL EXPENDITURES

            Our principal capital expenditures for each of fiscal 2000, 2001, and 2002 were for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. We have largely financed capital expenditures through working capital except for automated teller machines which are financed through capital leases.

            In fiscal 2000, we spent approximately $821,819, $18,546, $162,378 and $60,267, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. In fiscal 2001, we spent approximately $742,156, $20,406, $49,005 and $15,560, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. In fiscal 2002, we spent approximately $1,480,301, $19,238, $150,429 and $16,500, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements.

            During fiscal 2003, we expect to continue to make capital expenditures to expand our business in Canada, the United States and targeted European markets. The Company also plans to spend approximately $650,000 over the next two years in changing its Enterprise Resource Planning (ERP) System. We anticipate financing these expenditures through working capital except for automated teller machines and the ERP System which will be financed through capital leases.

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

            The Company has been engaged in business in Canada for three decades and its customers include Canada's seven largest banks (based on published aggregate asset values), as well as many large corporations and government agencies. In addition, the Company has sold time management and certain financial transaction processing and security systems in the United States, Mexico and targeted European countries. Frisco Bay's customers outside of Canada primarily include dealers, banks and large institutions.

            Management operates and evaluates the Company's business in two major segments, one dealing with product sales and the other dealing with product support and service fees. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance agreement revenues and ATM service fees. The expenses that can be identified within each of these segments are disclosed in the Consolidated Statements of Earnings and Deficit. The assets are common to both segments and cannot be allocated.

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

            Although certain of the Company's customers, including, particularly, banking institutions, insurance institutions and gaming casinos, are in industries that are subject to various forms of governmental regulation, historically the Company's business has not been adversely affected by regulations applicable to those industries. Further, although the Company is not aware of any new or contemplated regulations that could materially affect its customers' businesses, and, hence, the Company's business, there can be no assurance that such regulations will not be adopted in the future. The Company's business could be materially affected by the adoption of new regulations or changes in existing regulations which could affect the business of all, or material groups of similar types of businesses, of its customers. Further, because of the Company's intent to expand its business outside of Canada, its customer base could be subject to different regulations. A diversity of regulations could affect the Company's ability to offer uniform products and services and could, therefore, adversely affect its business.

BUSINESS STRATEGY

            The Company's business strategy is to capitalize on its existing customer base and Canadian experience to expand its markets in the United States as well as to penetrate targeted European markets with its proprietary products. The Company intends to distribute its products to these markets through direct sales to select accounts and through strategic partnerships. The Company also intends to continue to modify the systems, products and services offered to its existing Canadian customers, as well as to expand its Canadian customer base. The Company will also continue to focus its sales effort on product lines that provide an opportunity for ongoing revenue after the initial sale in the form of supplies, service revenue and ATM transaction fee revenue. Frisco Bay believes that its competitive advantage is its ability to customize products and related applications software to produce systems that meet customer needs and are aligned to changes in the marketplace.

            The Company's strategy includes the following principal components:

            Penetration of the VIP Market in the United States and Europe. The Company is continuing its penetration into the U.S. market for its VIP product through a strategic agreement it signed with Diebold, Inc., a global provider of security solutions, and through other dealers and original equipment manufacturer arrangements. Additionally, marketing efforts are underway in Europe with potential dealers.

            Expansion of Canadian Customer Base For Self-Service and Financial Transaction Processing, Time Management and Integrated Security Systems. The Company intends to expand its Canadian operations by building on its current base of established clients and through the introduction of new products and enhancements to existing products and systems. In the late 1990s, the Company expanded its product offering to include White Label (non-financial institution owned) ATMs, and entered into a limited partnership agreement with G.M. Automated Teller Machine Services Inc. (ATMS Canada) to service the Eastern Canadian market. The partnership markets the machines as Frisco/ATMS. The Company believes it has developed a reputation in Canada for designing, customizing and assembling quality, automated systems and products under the Frisco Bay(TM) label for the unique applications and requirements of its customers, as well as for providing a high level of customer service and support.

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

AUTOMATED SYSTEMS AND PRODUCTS

            The Company believes that in response to growing competition and increased costs in the financial services marketplace, banks and other financial institutions are turning to automation to improve the quality and efficiency of, and to reduce the costs associated with, the services they provide to their retail and commercial customers. The self-service and financial transaction processing systems and time management systems that Frisco Bay has developed and is marketing under the Frisco Bay(TM) label are designed to enhance an institution's product offerings and to improve that institution's productivity, efficiency and accuracy.

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

            o ATMs, that due to a change in banking regulations in Canada in the fall of 1997, can now be owned by any person or business. This non-bank environment for ATMs is called the "White Label" market. Frisco Bay not only receives revenues from the sale, installation and servicing of the ATM units, but also generates a recurring revenue stream from transaction fees charged to users of the machine.

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

            Time Management Systems are designed to enhance the quality and efficiency of customer service and to reduce customer waiting time. These systems, among other things, provide line monitoring and directional functions as well as the measurement of transaction times to allow for efficient staff scheduling.

SERVICE, SUPPORT AND TRAINING

            Frisco Bay believes that customer service, technical support and training are important to the success of its business. The Company currently has a service, installation and support staff of approximately eighty-five persons operating from the Company's eight regional sales and/or service facilities in Canada and two in the United States. Additionally, the Company engages dealers and/or subcontractors who are trained to provide these services in certain remote areas or to supplement staff. Service and technical support offered by the Company to its customers include system planning and support, coordination and evaluation of product performance data, evaluation of existing equipment and systems specifications, site preparation, installation and user training. Frisco Bay's service and support staff are available to its customers 7 days per week, 24 hours per day.

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

            The Company generally offers warranties on its products ranging from three months to one year. Through January 31, 2002, warranty expense to the Company historically has been minimal.

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

            Most of the equipment, hardware, components and other supplies used by the Company in its product and system assembly processes are available from multiple suppliers, and it is the Company's policy to secure, whenever possible, second and third sources of the supplies and materials it needs. Although Frisco Bay generally relies upon separate, single suppliers for each of its cash dispensing units, rolled coin dispensers, currency sorters and automatic deposit systems, alternative sources are available, and the Company believes it is not materially dependent upon any single source for any of its supply needs. Any interruption in the supply of components from any supplier that serves currently as a sole source, however, could delay product or system shipments and adversely affect the Company's business unless and until new sources are developed and on line or the interruption was otherwise resolved. The Company believes it maintains a sufficient inventory of its supplies to meet current needs.

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

SALES, DISTRIBUTION AND MARKETING

            Frisco Bay's sales force currently includes approximately twenty Company employed representatives who operate on a regional basis from the Company's sales and/or service facilities in Canada and in the United States. In Canada, the Company maintains sales and/or service facilities in Quebec City, Montreal, Ottawa, Toronto, Winnipeg, Calgary, Edmonton and Vancouver. In the United States, Frisco Bay maintains sales and/or service facilities in Parsippany, New Jersey, which is located in the New York City metropolitan area, and in New Castle, Delaware. Most of the Company's sales force is compensated by a combination of base salary and incentive payments that are based on achieving or exceeding sales quotas. The Company markets its products and systems principally through the direct efforts of its in-house sales personnel. The Company is also marketing ATMs to the White Label market in Eastern Canada through Frisco/ATMS, the partnership formed between Frisco Bay and G.M. Automated Teller Machines Inc. (ATMS Canada) in May 1999. Frisco Bay supplements these sales efforts by attendance at major trade shows and advertising through print media in a variety of trade magazines. In addition, the Company markets and sells its financial transaction processing, time management and VIP products through dealers in certain geographic areas that do not require the Company's physical presence.

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

SIGNIFICANT CUSTOMERS AND ORDER BACKLOG

            The Company's sales to its five largest customers accounted, in the aggregate, for approximately 40%, 25%, and 34% of the Company's total sales during the fiscal years ended January 31, 2000, 2001, and 2002, respectively, and sales to the Company's two largest customers for each of those periods accounted for approximately 15%, 8%, and 13%, and 14%, 5%, and 7%, respectively, of total sales during those periods. There can be no assurance that any of the Company's principal customers will maintain their volume of business with the Company or that a similar volume of business would be forthcoming from new or existing customers to replace lost business, if any. The loss of one or more of the Company's existing significant customers without replacement by a customer or customers of similar volume would have a material adverse effect on the Company's business, financial condition, operating results and prospects.

            Frisco Bay's backlog of firm orders at May 15, 2002, was approximately CDN $7.7 million, compared to CDN $6.9 million at May 15, 2001. Management expects to ship all the orders included in the May 15, 2002, backlog by January 31, 2003. Additional information is contained under the caption "Item
5. Operating and Financial Review and Prospects" below.

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

PATENTS AND TRADEMARKS

            As a result of its ongoing development efforts, the Company has developed proprietary technology. Frisco Bay currently holds two patents in Canada. These patents expire in 2002 and 2006. It is the Company's policy to defend its patents, although there can be no assurance that it will have the resources to defend, or that it will be successful in defending, any such patents. Except as described above, management believes that none of Frisco Bay's current systems or products is materially dependent upon a single patent or license or group of related patents or licenses, and that timely introduction of products that incorporate new technologies and that are particularly suited to meet the needs of a specific market or customer group is the more important factor in influencing the Company's results of operations. There can be no assurance that the Company's present or future competitors will not develop technologies that are substantially equivalent or superior to the Company's technology, or that the Company's issued patents will be upheld if challenged.

            The Company regards its trademark "Frisco Bay" as valuable to its business. The Company has registered that trademark in Canada and in the United States, and has not granted any rights to use its name to any unaffiliated third party. Registration of the trademarks "VIP" and "Commercial Kiosk" have been granted in Canada and in the United States. Copyright protection for the base software related to VIP has been granted in Canada and is pending in the United States. Trademark and copyright protection for the remote diagnostic software related to VIP is pending in both countries.

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

                                                              APPROXIMATE
                                                             SQUARE FOOTAGE
            LOCATION                TYPE OF PROPERTY          OF FACILITY
     ----------------------      ------------------------   ---------------

      Montreal, Quebec           Executive Offices,            30,000(1)
                                 Product Assembly, Sales
                                 and Service, Laboratory

      Toronto, Ontario           Sales and Service,            14,034(2)
                                 Laboratory, Research and
                                 Development

      Vancouver, British         Sales and Service,             5,100(2)
      Columbia                   Laboratory

      Calgary, Alberta           Sales and Service,             4,037(2)
                                 Laboratory

      Winnipeg, Manitoba         Sales and Service,             2,120(2)
                                 Laboratory

      Edmonton, Alberta          Sales and Service                700(2)

      Ottawa, Ontario            Sales and Service              1,210(2)

      Parsippany, New Jersey     Sales                            200(2)

---------------------------

1) Leased from an affiliate of the Company for a term expiring in 2007, with an option to renew for an additional ten-year period on substantially the same terms. Additional information is contained under the caption "Item 7. Major Shareholders and Related Party Transactions" below and in Note 13 of Notes to Consolidated Financial Statements.

(2) Leased under leases with landlords that expire at various times through 2007. See Note 13 of Notes to Consolidated Financial Statements for additional information.

            ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

            The following discussion and analysis should be read together with the Consolidated Financial Statements of the Company including the Notes thereto. The Company prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada. For a reconciliation of differences to accounting principles generally accepted in the United States, see Note 20 of Notes to Consolidated Financial Statements. All dollar amounts discussed in this section are in Canadian dollars.

            Management operates and evaluates the Company's business in two major segments, one dealing with product sales and the other dealing with product support services. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance agreement revenues and ATM service fees. The expenses that can be identified within each of these segments are disclosed in the Consolidated Statements of Earnings and Deficit. The assets are common to both segments and cannot be allocated.

            The following table sets forth, for the three most recent fiscal years, the percentage relationship to total revenues of principal items in the Company's Statement of Continuing Operations:

                                            YEAR ENDED JANUARY 31,
                                    ---------------------------------------
                                        2000         2001         2002
                                        ----         ----         ----
  REVENUES

   Products                              73%          67%          68%
   Services:
      Maintenance Agreements             20%          21%          11%
      ATM Service Fees                    7%          12%          21%
                                    ------------  ------------  -----------
   Total Services                        27%          33%          32%
                                    ============  ============  ===========
                                        100%         100%         100%

  COSTS AND EXPENSES

   Costs of products                     52%          52%          45%
   Costs of services                     20%          22%          22%
   Selling, general and
     administrative                      26%          25%          26%
   Amortization                           1%           2%           2%
   Interest and bank charges              0%           1%           1%
   Income taxes                           0%          (1)%          0%

  NET EARNINGS (LOSS) FROM
  CONTINUING OPERATIONS                   1%          (1)%          4%
                                    ============  ============  ===========
                                        100%         100%         100%

            The following table sets forth, for the three most recent fiscal years, a breakdown by category of the Company's revenues, in thousands of dollars, and the percentage increase (decrease) over the previous year:

                                           YEAR ENDED JANUARY 31,                       % INCREASE (DECREASE)
                             ---------------------------------------------------    -------------------------------
                                 2000               2001                2002         2001 OVER        2002 OVER
                                 ----               ----                ----         ----------       ---------
                                                                                        2000             2001
                                                                                        ----             ----

Products                         $27,273            $23,963            $29,349           (12%)             22%

Services:

   Maintenance Agreements        $ 7,429            $ 7,554            $ 4,815             2%             (36%)

   ATM Service Fees              $ 2,435            $ 4,330            $ 8,928            78%             106%
                             ---------------     --------------     ------------
Total Services                   $ 9,864            $11,884            $13,743            20%              16%
                             ===============     ==============     ============
TOTAL REVENUES                   $37,137            $35,847            $43,092            (3%)             20%

            The following table provides a breakdown of the Company's revenues by geographic areas in thousands of dollars for the periods indicated:


                                                     CANADA                                  UNITED STATES
                                              YEAR ENDED JANUARY 31,                      YEAR ENDED JANUARY 31,
                                    ----------------------------------------  --------------------------------------
                                          2000         2001          2002          2000           2001          2002
                                          ----         ----          ----          ----           ----          ----
Products                             $  26,104    $  21,584     $  27,160     $   1,168      $   2,379     $   2,189

Services:

   Maintenance Agreements            $   7,179    $   7,337     $   4,598     $     251      $     217     $     217

   ATM Service Fees                  $   2,435    $   4,330     $   8,928            -              -             -
                                     ---------    ---------     ---------     ---------      ---------     ---------
Total Services                       $   9,614    $  11,667     $  13,526     $     251      $     217     $     217
                                     =========    =========     =========     =========      =========     =========
TOTAL                                $  35,718    $  33,251     $  40,686     $   1,419      $   2,596       $ 2,406

% of Total Revenues by
Geographic Area                            96%          93%           94%            4%             7%            6%

            (A)   OPERATING RESULTS

FISCAL YEAR ENDED JANUARY 31, 2002 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
2001

            Revenues: Consolidated revenues for the year ended January 31, 2002 ("Fiscal 2002") amounted to $43,091,872 compared to $35,847,437 for the year ended January 31, 2001 ("Fiscal 2001"), representing an increase of 20%.

            Product revenues: Product revenues increased by 22% from $23,963,480 in Fiscal 2001 to $29,349,186 in Fiscal 2002. Sales of integrated security systems were 22% higher than last year primarily due to the increased penetration of the digital video image processing (VIP) product line in the Canadian and U.S. markets.

            The Company has continued to allocate additional financial and human resources to the integrated security segment of its business. The Company has also continued to expand its product offering to provide a comprehensive range to its customers. For example, the VIP equipment division was spun off into its own operating unit, Intivid Solutions Inc. This structure gives Intivid the necessary focus and resources to continue improving the VIP product line to ensure it maintains its technological edge.

            As a percentage of total product revenues, integrated security amounted to 61% in Fiscal 2002, compared to 60% in Fiscal 2001.

            Sales of financial transaction products in Fiscal 2002 were 21% higher than the previous year primarily due to an increase in sales of cash dispensing equipment to financial institutions, including a large order from a major chartered bank, and the casino industry.

            As a percentage of total product revenues, financial transactions amounted to 39% in Fiscal 2002, compared to 40% in Fiscal 2001.

            Service Revenues: In Fiscal 2002, service revenues increased by 16% from $11,883,957 to $13,742, 686. Revenues from service contracts decreased by 36% to $4,814,949 from $7,553,674 in Fiscal 2001. This decrease was due, in part, to a reclassification of maintenance contract revenue pursuant to which approximately $500,000 in maintenance contract revenue was transferred to product sales (for sales of parts) and approximately $500,000 in maintenance contract revenue was transferred to ATM service fees (for ATM-related revenue). The most significant portion of the decrease, however, is attributed to changes in the Company's business operations and practices related to the incurring of costs on its service contracts. As costs incurred on its service contracts are now spread out more evenly over the term of the contract, the Company is now recognizing the corresponding revenue evenly over the same term. This resulted in an adjustment of approximately $300,000 being processed in the second quarter of 2002 on some of the Company's main contracts, and an additional $1,200,000 in the fourth quarter of 2002.

            ATM service fees reached $8,927,737, more than double the levels achieved in the preceding year. ATM service fees increased primarily due to additional revenue generated by a higher number of owned machines than the prior year.

            As a percentage of total revenue, service revenues decreased from 33% in Fiscal 2001 to 32% in Fiscal 2002.


            Geographic Distribution of Revenues: Revenues generated in Canada in Fiscal 2002 at $40,686,168 were 22% higher than the previous year. Revenues generated in the United States in Fiscal 2002 at $2,405,704 were 7% lower than the previous year. In Fiscal 2002, non-Canadian revenues represented 6% of total revenues compared to 7% reported in Fiscal 2001.

            Costs and Expenses: Gross profits for the Company in Fiscal 2002 were $14,404,499, or 33% of revenues, compared to $9,167,646, or 26% of revenues, in Fiscal 2001.

            Gross profit as a percentage of product sales improved to 35% in Fiscal 2002 from 22% in Fiscal 2001 as a result of improved product mix and the implementation of margin-driven incentives for managers throughout the organization.

            Gross margin on service revenues decreased to 31% in Fiscal 2002 from 34% in Fiscal 2001. The decrease is mainly attributable to the change in estimate on the recognition of service contract revenue explained above.

            Selling, General and Administrative (SG&A) costs increased by 27% to $11,363,290 in Fiscal 2002 from $8,957,828 in Fiscal 2001. As a percentage of sales, SG&A increased from 25% in Fiscal 2001 to 26% in Fiscal 2002. The increase was due to increased provisions for bad debt and inventory obsolescence as well as increased commissions resulting from the sales growth. The Company continues to review its overhead structure to ensure that it remains in line with the level of business activity.

            Financial Costs: Interest expense and bank charges in Fiscal 2002 amounted to $449,531, a 57% increase over the level of the previous year. The increase was due to the higher level of average short-term borrowings during the year compared to the previous year and increased interest on obligations under capital leases.

            Income Taxes: An income tax expense of $36,000 was recorded in Fiscal 2002 compared to a recovery of $474,000 in Fiscal 2001. In Fiscal 2002, a current tax expense of $262,000 was partially offset by a future income tax recovery of $226,000. In Fiscal 2001, the recovery of $474,000 was recorded entirely against future income taxes. The future income tax recovery recorded in both years is based on management's estimates of the future tax benefits available from capital cost allowance claims in excess of net book value of capital assets, investment tax credits and losses carried forward.

            Net Earnings: The Company generated net earnings of $1,767,618, or $0.76 per share, a $1,969,674 improvement over last year's loss of $202,056, or $0.09 per share.

FISCAL YEAR ENDED JANUARY 31, 2001 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
2000

            Revenues: Consolidated revenues for the year ended January 31, 2001 ("Fiscal 2001"), amounted to $35,847,437 compared to $37,136,784 for the year ended January 31, 2000 ("Fiscal 2000"), representing a decrease of 3%.

            Product revenues: Product revenues decreased by 12% from $27,272,533 in Fiscal 2000 to $23,963,480 in Fiscal 2001. Sales of integrated security systems were 14% lower than last year primarily due to the slowdown in the first quarter as a result of customers' Y2K issues.

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

            Geographic Distribution of Revenues: Revenues generated in Canada in Fiscal 2001 at $33,251,103 were 7% lower than the previous year. Revenues generated in the United States in Fiscal 2001 at $2,596,334 were 83% higher than the previous year due primarily to the increased market penetration of the Company's VIP product line. In Fiscal 2001, non-Canadian revenues represented 7% of total revenues compared to 4% reported in Fiscal 2000.

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

            Selling, General and Administrative (SG&A) costs, including amortization and interest on obligations under capital leases, decreased by 1% to $9,636,851 in Fiscal 2001 from $9,765,571 in Fiscal 2000. As a percentage of sales, SG&A increased from 26% in Fiscal 2000 to 27% in Fiscal 2001. The Company continues to review its overhead structure to ensure that it remains in line with the level of business activity.

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

EXCHANGE RATE RISK

            The Company records its transactions and prepares its financial statements in Canadian dollars. During Fiscal 2002, approximately 6% of sales and 50% of purchases of equipment, parts and supplies were transacted in currencies other than the Canadian dollar. During Fiscal 2002, most foreign currencies with which the Company deals appreciated in comparison to the Canadian dollar. The appreciation of the U.S. dollar relative to the Canadian dollar is tabled under the caption "Item 3. Key Information-Exchange Rates" above.

            As of May 31, 2002, the Company had entered into foreign exchange contracts to purchase US $200,000 (CDN $316,340) in the month of June and US $300,000 (CDN $464,190) in the month of July. The contracts can be exercised at any time during the respective months.

            (B)   LIQUIDITY AND CAPITAL RESOURCES

            The Company's cash requirements are for capital expenditures and working capital. The Company believes that cash flow from operating activities, cash on hand (including the $4.8 million invested in short-term deposits, bankers' acceptances, provincial bonds and cash), and periodic short-term borrowings will be adequate to meet its operating cash requirements for the next 12 months.

            The Company has negotiated a revolving operating facility of $5 million at rates ranging from bank prime to bank prime plus 3/4%. At January 31, 2002, the Company had utilized its operating line to the extent of $2,700,000, including the issuance of Letters of Credit to suppliers. At January 31, 2001, the Company had utilized its operating line to the extent of $4,507,739, including the issuance of Letters of Credit to suppliers.

            In November 2001, Frisco/ATMS, the Company's joint venture, negotiated an operating demand line of credit of $5 million at a rate of bank prime plus 1/2%. This line is used to finance cash loaded into the Joint Venture's ATMs. At January 31, 2002, the Joint Venture had utilized its operating line of credit to the extent of $1,173,071.

            Working capital as at January 31, 2002 and 2001 was $7,012,266 and $6,491,060, respectively.

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

            The Company's research and development expenditures for the fiscal years ended January 31, 2000, 2001, and 2002, were $350,756, $294,999, and
$311,439, respectively.

            Under accounting principles generally accepted in Canada, development costs may be capitalized upon meeting certain specific criteria, including the establishment of technological feasibility. The Company had capitalized development expenditures of $132,899 and $127,818 during fiscal years 2000 and 2001, respectively. The Company had no capitalized development expenditures in its 2002 fiscal year. Amortization of these capitalized costs is presented separately on the statement of earnings. Development costs include the salaries and benefits of certain employees who work full time on new product development, as well as costs of materials and labor related to new prototypes. These costs also include miscellaneous travel and other expenses related to specific development activities. Once a product is commercialized, the capitalized development costs related to that product are amortized over a two-year period.

The Company evaluates the viability of products on an annualized basis and deferred costs relating to products that are no longer expected to attain commercial success are written off immediately. As at January 31, 2002, the Company had unamortized deferred development costs of $61,362. Under United States generally accepted accounting principles, development costs are expensed as incurred. See Note 20 of Notes to Consolidated Financial Statements for additional information.

            The Company is continuing its policy of investing in development programs and has budgeted $350,000 for development for its fiscal year ending January 31, 2003. There can be no assurance, however, that such expenditures will result in any short-term or long-term benefits to the Company.

            (D)   TREND INFORMATION

            Because of the consolidation within the financial industry in the United States and Canada, both in terms of industry concentration and internal reorganization, Frisco Bay has, in recent years, focused on increasing sales of its integrated security systems and its financial processing products outside of the financial industry.

            The Company has been successful at increasing its level of business to other industries including global retail chains, auto manufacturers and information technology organizations as well as casinos. Consequently, although still extremely important to the Company, orders from financial institutions represent a lesser percentage of total orders than previously. These institutions typically place orders for a major portion of their capital budgets in the latter part of the calendar year.

            The Company's operations have historically been seasonal, with significantly higher revenues and earnings in the second half of its fiscal year. However, the distribution of total revenues and earnings between Frisco Bay's fiscal quarters has changed such that in the last three years there was a predominance of both revenues and earnings in the first half of the Company's fiscal year. Management believes that this new trend is a direct consequence of its increased penetration into the integrated security market, which has lessened the impact that the financial institutions' business had on the Company's operating results.

            The Company also expects that, as its recurring service revenue grows, it will dampen any seasonal factor generated from its product segment. In addition, since the Company is now recognizing service contract revenue evenly over the term of the contract, there will be little seasonality generated by this segment.

            ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

            (A)   DIRECTORS AND SENIOR MANAGEMENT

            The following table sets forth, as of May 31, 2002, the Directors and executive officers of the Company:

                                                           DATE FIRST BECAME AN
                                                                 EXECUTIVE
        NAME                    POSITION                   OFFICER OR DIRECTOR
-------------------         ---------------------------    ---------------------
Barry E. Katsof (1)(2)      Chief Executive Officer and
                            Chairman of the Board of
                            Directors                      February, 1987

Ronald G. Waxman(3)         Vice Chairman and
                            Director                       December, 1988

Robert Gagnon               Vice President, Finance and
                            Information Technology
                            and Assistant Secretary        April 2001

Heather Halickman           Vice President, Human
                            Resources and Secretary        April, 1992

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


      __________________________________

(1) Class III Director, current term of office expires at the Annual Meeting of Shareholders in 2002.

(2)   Member of the audit committee.

(3) Class II Director, current term of office expires at the Annual Meeting of Shareholders in 2004.

(4) Class I Director, current term of office expires at the Annual Meeting of Shareholders in 2003.

(5)   Member of the compensation committee.

            Set forth below is information regarding the relevant business experience of our Directors and executive officers.

            Barry E. Katsof

            Age: 54. Co-founded the Company in 1972 and Chief Executive Officer and Chairman of the Board of Directors since February 1987. Mr. Katsof has been a director of Quebec Blue Cross since 1992, and was previously a director of Promatek Industries Ltd., an electronic copy control manufacturer. Mr. Katsof received a Bachelor of Commerce degree (the equivalent in the United States of an under-graduate business degree) from Sir George Williams University, a predecessor of Concordia University, in 1970.

            Ronald G. Waxman

            Age: 52. A co-founder of Camtron Electronics International Ltd. in 1977, a company which prior to its amalgamation with Frisco Bay, was a subsidiary of the Company. Previously, the President and C.O.O. of the Company and currently Vice Chairman since August 1995 and a Director since December 1988. Mr. Waxman received a Bachelor of Commerce degree from Sir George Williams University in 1971.

            Robert Gagnon

            Age: 43. Vice President Finance and Information Technology and Assistant Secretary since April 2001. Mr. Gagnon was employed by Saturn (Solutions) Inc. as Vice President from 1999 to 2001 and Corporate Controller from 1997 to 2001. From 1995 to 1997, he was Director of Finance of the vaccine subsidiary of BioChem Pharma Inc. From 1989 to 1994, he was employed by Domtar Inc. where he held various positions including Director - Financial Planning and Management Reporting. Mr. Gagnon received his Bachelor in Accounting and Business Administration from the University of Montreal (H.E.C.) in 1991. He qualified as a Certified General Accountant in Canada in 1984.

            Heather Halickman

            Age: 54. Vice President, Human Resources since 1992 and Secretary of the Company since 1993. Ms. Halickman joined the Company in April 1978 and previously served as Personnel Manager from 1985 to 1989 and as Marketing Manager from 1989 until 1992. Ms. Halickman received a teaching diploma from MacDonald College in 1966, at that time the education faculty of McGill University in Montreal, and was an elementary school teacher until 1975.

            Dominique Mimeault

            Age: 50. Vice President, Special Projects since August 2000, previously Vice President, Service and Product Delivery since November 1997. Mr. Mimeault joined the Company in 1986 and served as account manager from 1986 to 1989, and as Vice President and General Manager for the Eastern Region from 1989 until 1997. Prior to joining Frisco Bay Mr. Mimeault spent 14 years with the Royal Bank of Canada where he held various management positions.

            Abraham Nozetz

            Age: 66. A Director of the Company since June 1993. Prior to his retirement Mr. Nozetz was a partner in the firm of Fuller Landau, independent chartered accountants, and its predecessors.

            Brahm M. Gelfand

            Age: 65. A Director of the Company since June 1993 and previously served as Secretary from January 1992 to September 1993. Mr. Gelfand has been a partner in the law firm of Lapointe Rosenstein, the Company's Canadian legal counsel, for over ten years. Mr. Gelfand is currently a member of the Board of Governors of Dynamic Mutual Funds. He serves as a director of Innovium Capital Corp., the Roasters' Foundation, the Sir Mortimer
B. Davis-Jewish General Hospital, and the Hospital's Foundation. He earned a Bachelor of Arts degree in 1957 and a Bachelor-Civil Law degree in 1960 from McGill University in Montreal. He is a member of the Bar of the Province of Quebec. Additional information regarding Mr. Gelfand's relationship with the Company is contained under the caption "Item 7.(B) Related Party Transactions" below.

            Jan Westlund

            Age: 60. A Director of the Company since July 1995, Mr. Westlund is an international business consultant and is founder and Chairman of Business Support Systems, a consulting firm located in Sweden. Mr. Westlund was previously Managing Director of Inter-Innovation, the world's largest manufacturer of cash dispensing machines, that was subsequently sold to De La Rue Systems of England.

            James G. Spencer

            Age: 59. A Director of the Company since July 1999, Mr. Spencer is semi-retired but serves as President of The Tartan Group Inc., a business-consulting firm located in Boca Raton, Florida. Mr. Spencer was previously Vice President and part owner of Casi Rusco, Inc., currently a division of Interlogix. He has also held multiple sales and marketing management positions with IBM. Mr. Spencer is a graduate of Pace University in New York, where he earned BBA and MBA degrees.

            (B)   COMPENSATION

            For the fiscal year ended January 31, 2002, all Directors, executive officers, and one former officer of the Company as a group (10 persons) received total compensation of approximately $875,000.

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

            Our Directors do not have service contracts with us providing for benefits upon the cessation of their service. Each outside Director is entitled to receive an annual retainer of $4,000 plus meeting fees for their service on our board except for Brahm M. Gelfand, a partner of Lapointe Rosenstein, the Company's Canadian legal counsel that receives a fee for the services Mr. Gelfand renders as a Director of the Company. Additional information regarding Mr. Gelfand's relationship with the Company is contained under the caption "Item 7.(B) Related Party Transactions" below. Directors are also eligible to receive grants of options under the Company's Stock Incentive Plan.

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

COMPENSATION COMMITTEE

            The Company's compensation committee is responsible for making determinations regarding salaries, bonuses, option grants and other remuneration for the Company's officers and key employees. The members of the compensation committee consist of Brahm M. Gelfand and Abraham Nozetz.

            (D)   EMPLOYEES

            As of January 31, 2002, Frisco Bay had approximately one hundred sixty-five full-time employees. Functionally, approximately eleven employees are engaged in product assembly, shipping and warehousing operations, one hundred eighteen in marketing, sales, service and support, two in research and development and thirty-four in general and administrative activities. Two of the Company's full-time employees are employed in operations outside of Canada.

            (E)   SHARE OWNERSHIP

            The following information with respect to the outstanding shares of Class A Common Stock and Common Stock beneficially owned by each Director of the Company, each nominee for Director of the Company, each executive officer named under the caption "6.(A) Directors and Senior Management" above, each former executive officer who served for all or part of the fiscal year and all Directors and executive officers of the Company as a group, is furnished as of May 31, 2002. Except as otherwise noted, each person listed in the table owns all shares directly and has sole voting and investment power.

                                                                          NUMBER OF SHARES OF
                                                   NUMBER OF SHARES OF   COMMON STOCK THAT MAY
                            NUMBER OF SHARES OF       COMMON STOCK       BE ACQUIRED WITHIN 60     PERCENT OF
                           CLASS A COMMON STOCK    BENEFICIALLY OWNED        DAYS BY OPTION      CLASS A COMMON     PERCENT OF
          NAME              BENEFICIALLY OWNED             (1)                  EXERCISE              STOCK        COMMON STOCK
------------------------   --------------------    -------------------   ---------------------   --------------    ------------

Barry E. Katsof                   546,793                45,000                  45,000              68.35%            2.90%

Ronald G. Waxman                  252,707                45,000                  45,000              31.59%            2.90%

Robert Gagnon                           -                 2,333                   2,333                   -                *

Malcolm Matthew(2)                      -                     -                       -                   -                -

Heather Halickman                     200                18,484                  18,484                   *            1.19%

Dominique Mimeault                    200                   150                     150                   *                *

Abraham Nozetz                          -                22,500                  22,500                   -            1.45%

Brahm M. Gelfand                        -                22,500                  22,500                   -            1.45%

Jan Westlund                            -                30,015                  30,015                   -            1.93%

James G. Spencer                        -                11,000                  10,000                   -                *

All Directors and
executive officers
as a group

(10 persons)............          799,900               196,982                 195,982              99.99%           12.68%

---------------------------------

* Indicates less than one percent.

(1) Amounts include the shares shown in the next column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire them pursuant to options exercisable within 60 days (on or before July 31, 2002).

(2) Mr. Matthew stepped down as the Company's Vice President, Finance and MIS and Assistant Secretary in March 2001.

AGGREGATE OPTIONS TO PURCHASE SECURITIES

                  As of May 31, 2002, each Director of the Company, each nominee for Director of the Company, each executive officer named under the caption "6.(A) Directors and Senior Management" above and each former executive officer who served for all or part of the fiscal year held the following options to purchase Common Stock of the Company.

          NAME                NUMBER OF OPTIONS       EXERCISE PRICE PER SHARE        EXPIRATION DATE
-------------------------     -----------------       ------------------------        ---------------
Barry E. Katsof                   25,000                      $2.938                     May 20, 2009

                                  20,000                      $5.300                     May 8, 2012

Ronald G. Waxman                  25,000                      $2.938                     May 20, 2009

                                  20,000                      $5.300                     May 8, 2012

Robert Gagnon                      9,000                      $3.250                    April 9, 2011

Heather Halickman                 15,000                      $1.810                  September 18, 2007

                                  15,000                      $2.500                    March 1, 2011

                                   1,484                 CDN. $6.495                     July 1, 2003

Dominique Mimeault                 2,000                      $1.810                  September 18, 2007

                                     150                 CDN. $6.495                     July 1, 2003

Abraham Nozetz                     7,500                      $2.630                     May 1, 2007

                                   5,000                      $2.938                     May 20, 2009

                                  10,000                      $5.300                     May 8, 2012

Brahm M. Gelfand                   7,500                      $2.630                     May 1, 2007

                                   5,000                      $2.938                     May 20, 2009

                                  10,000                      $5.300                     May 8, 2012

Jan Westlund                       7,515                      $4.000                    July 28, 2005

                                   7,500                      $2.630                     May 1, 2007

                                   5,000                      $2.938                     May 20, 2009

                                  10,000                      $5.300                     May 8, 2012

Jim Spencer                       10,000                      $5.300                     May 8, 2012

STOCK INCENTIVE PLAN

            In 1993, the Company amended and restated its Stock Incentive Plan. The purpose of the Stock Incentive Plan is to promote the interests of the Company, its affiliates and its shareholders by providing the Company's officers, Directors, consultants and key employees an opportunity to acquire a proprietary interest in the Company. Under the Stock Incentive Plan, the Company has reserved for issuance 450,000 shares of Common Stock. No award may be granted under the Stock Incentive Plan after June 22, 2004.

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

            At May 31, 2002, options to purchase an aggregate of 2,217 shares of Common Stock, at a price of CDN $6.495 per share, and options to purchase an aggregate of 277,815 shares of Common Stock, at prices ranging from U.S. $1.81 to U.S. $8.20 per share, were currently outstanding under the Stock Incentive Plan. In addition, an aggregate of 2,050 SARs, not in tandem with options with a value of U.S. $1.00 per SAR, were outstanding at that date.

            Included in the foregoing are options for an aggregate of 1,634 shares of Common Stock at a price of CDN $6.495 per share and options for an aggregate of 216,015 shares of Common Stock at prices ranging from U.S. $1.81 to U.S. $5.30 per share, held by all Directors, officers and former officers as a group (10 persons).

            During Fiscal 2002, certain of the Company's management were granted an aggregate of 6,910 shares of Common Stock for no consideration based on the achievement of specific financial and other objectives.

            ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

            (A)   MAJOR SHAREHOLDERS

            The following table sets forth as of May 31, 2002, all persons known to the Company to be the owner of more than five percent of the Company's Common Stock or Class A Common Stock. Except as disclosed in the footnotes below, the Company, to the best of its knowledge, is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person.

                                                         AGGREGATE VOTING
                                                        POWER OF COMBINED
                                                         CLASS A COMMON
  TITLE        IDENTITY OF      AMOUNT       PERCENT     STOCK AND COMMON
OF CLASS     PERSON OR GROUP     OWNED      OF CLASS          STOCK
----------  -----------------  ---------  ------------  ---------------------
Class A
Common      Barry E. Katsof
Stock       (1)(2)              546,793     68.35%          46.02%

Class A
Common      Ronald G. Waxman
Stock       (3)(4)              252,707     31.59%          21.27%

                                                         AGGREGATE VOTING
                                                        POWER OF COMBINED
                                                         CLASS A COMMON
  TITLE        IDENTITY OF      AMOUNT       PERCENT     STOCK AND COMMON
OF CLASS     PERSON OR GROUP     OWNED      OF CLASS          STOCK
----------  -----------------  ---------  ------------  ---------------------
Common
Stock       Robert A. Garrett   116,400      77.50%          2.45%

Common      Summit Capital
Stock       Management          211,450     113.62%          4.45%

------------------------------

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

            At May 31, 2002, the Company had 1,552,931 shares of Common Stock outstanding, which, to the best of the Company's knowledge, were held by forty-six record holders, nineteen of which, holding an aggregate of approximately 1,544,646 shares of Common Stock, were in the United States. Based on the number of proxy statements distributed in connection with the Company's 2001 Annual Meeting of Shareholders, the Company believes it has more than 800 beneficial holders. In addition, as of May 31, 2002, the Company had 799,967 shares of Class A Common Stock, no par value, outstanding.

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

            From February 1987 to February 1995, the Company made annual advances to 92324 Canada Inc. and 126909 Canada Inc., corporations currently controlled by Messrs. Katsof and Waxman, to fund those corporations' shareholder buy-out arrangements. As of May 31, 2002, the remaining balance of such advances aggregated approximately $93,000. The advances are interest free and are repayable at any time upon demand of the Company, but are otherwise repayable in equal annual installments over a 10-year period that commenced October 13, 1993. The Company does not intend to demand immediate repayment of the advances due.

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

            LEGAL PROCEEDINGS

            Various claims and legal proceedings have been instituted against the Company in the normal course of its business operations. In Management's opinion, these claims and proceedings are unfounded. Management believes that the Company does not have an exposure in excess of amounts recorded in its Consolidated Financial Statements and that any payments resulting from their outcome are not likely to have a material impact on its financial position.

            Pursuant to its joint venture agreement with ATMS/Frisco Bay and Company, Limited Partnership, ("Frisco/ATMS") the Company is contingently liable for Frisco/ATMS's share of the obligations of the joint venture. In the event that the Company had to meet any of these contingencies, it would have a claim on the assets of the joint venture.

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

            ITEM 9.     THE OFFER AND LISTING

            (A)   OFFER AND LISTING DETAILS

            The following table sets forth (in U.S. dollars) the high and low closing prices as reported by Nasdaq for the Company's Common Stock for each of the indicated periods:

          ANNUAL HIGH-LOW PRICE HISTORY FOR PREVIOUS FIVE FISCAL YEARS

            FISCAL YEAR ENDED           HIGH                  LOW
            -----------------           ----                  ---
            January 31, 1998            3.50                  1.25
            January 31, 1999            3.375                 1.25
            January 31, 2000            3.688                 1.719
            January 31, 2001            7.50                  1.375
            January 31, 2002            7.370                 1.625

       QUARTERLY HIGH-LOW PRICE HISTORY FOR PREVIOUS TWO FISCAL YEARS AND
                     THE MOST RECENT FULL FINANCIAL QUARTER

            QUARTER ENDED               HIGH                  LOW
            -------------               ----                  ---
            April 30, 2000              7.50                  2.75
            July 31, 2000               5.25                  2.75
            October 31, 2000            3.50                  2.00
            January 31, 2001            2.50                  1.375
            April 30, 2001              4.00                  1.688
            July 31, 2001               4.490                 2.530
            October 31, 2001            4.550                 2.060
            January 31, 2002            7.370                 3.910
            April 30, 2002              6.500                 3.950

             MONTHLY HIGH-LOW PRICE HISTORY FOR PREVIOUS SIX MONTHS

            MONTH                       HIGH                  LOW
            -----                       ----                  ---
            December 2001               7.370                 5.100
            January 2002                6.460                 4.600
            February 2002               6.380                 3.950
            March 2002                  6.500                 5.360
            April 2002                  5.769                 4.600
            May 2002                    10.250                4.940



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

DIRECTORS

            The minimum number of Directors of the Company is three (3) and the maximum number is fifteen (15). In accordance with the By-laws, a majority of the Directors must be residents of Canada. There is no requirement for the Directors to hold stock of the Company or to retire pursuant to an age limit.

            Pursuant to the provisions of the CBCA, a Director who is party to a material contract or transaction with the Company or who has a material interest in any person who is party to a material contract or transaction with the Company must disclose to the Company the nature and extent of such interest in writing or request to have such interest noted in the minutes of meetings of the Directors. Furthermore, a Director who has a material interest in a proposal or contract may not vote on any resolution to approve the proposal or contract unless the proposal or contract (i) relates primarily to the Director's remuneration as a Director, officer, employee or agent of the Company or an affiliate, (ii) is for indemnity or insurance for the Director against liability incurred by the Director acting in his or her capacity as Director, or (iii) is with an affiliate. Absent an appropriate quorum, Directors are precluded from voting on any matters concerning remuneration.

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

            The Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended up to February 13, 2002, including as amended by the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not that controlling entity is Canadian. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

            Investments requiring review and approval include (i) a direct acquisition of control of a Canadian business with assets with a value of CDN $5,000,000 or more, (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO investor" or the Canadian business is controlled by a WTO investor (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to the acquisitions discussed in (i) and (iii) above for 2002 is CDN $218,000,000 multiplied by the quotient obtained by dividing the current nominal gross domestic product of Canada ("GDP") by the previous year's GDP, as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from WTO investors are not subject to review. A "WTO investor", as defined under the Act, includes an individual who is a national of a member of the World Trade Organization or who has the right of permanent residence in relation to such member, and an entity that is controlled by a WTO investor in accordance with the Act. Certain other corporations, limited partnerships and trusts may also qualify as WTO investors. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

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

      UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

            For each calendar year in which the Common Stock is outstanding, the Company, its agents or paying agents or a broker may be required to provide the IRS with certain information, including the Holder's name, address and taxpayer identification number, information concerning distributions on the Common Stock during the calendar year and the amount of tax withheld, if any. This obligation however, does not apply with respect to certain Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts. A backup withholding tax will apply to payments if a U.S. Holder fails to provide a taxpayer identification number. Backup withholding is applied at a rate not to exceed 31%.

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

            (F)   DIVIDENDS AND PAYING AGENTS

            Not applicable.

            (G)   STATEMENT BY EXPERTS

            Not applicable.

            (H)   DOCUMENTS ON DISPLAY

            The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 160 Graveline Street, St. Laurent, Quebec H4T 1R7 Canada. The Company may be reached at (514) 738-7300. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

            (I)   SUBSIDIARY INFORMATION

            Not applicable.

            ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                        RISK

            The Company records its transactions and prepares its financial statements in Canadian dollars. During the Company's 2002 fiscal year, a material percentage of the Company's business, including approximately 6% of its sales and approximately 50% of the Company's purchases of equipment, parts and supplies, was transacted in currencies other than the Canadian dollar. Any change in the value of, for example, the United States dollar against the Canadian dollar would affect United States revenues and earnings of the Company when translated into Canadian dollars. The same result might be recognized if sales were made by the Company in countries other than Canada at material levels.

            However, as the Company monitors exchange rate fluctuations on a regular basis, makes corresponding changes as necessary to the price of its products and services, and partially hedges its exchange rate risk through the purchase of currency options contracts, the Company does not anticipate that exchange rate fluctuations would have a material effect on future Company earnings. However, there can be no assurance that the Company will be able to hedge successfully against all exchange rate risk in the future.

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

            ITEM 18.    FINANCIAL STATEMENTS

            The following documents are filed as part of this Annual Report on Form 20-F beginning on page F-1.

            Document Title:                                               Page
            --------------                                                ----

            Report of Richter, Usher & Vineberg, General Partnership       F-1

            Report of Ernst & Young, LLP                                   F-2

            Consolidated Balance Sheet as at January 31, 2002              F-3

            Consolidated Statement of Earnings and Deficit
            for the years ended January 31, 2000, 2001 and 2002            F-5

            Consolidated Statement of Cash Flows
            for the years ended January 31, 2000, 2001 and 2002            F-6

            Notes to Consolidated Financial Statements                     F-7

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

            1.1 Articles of Amalgamation of the Company dated February 1, 1989 as amended by Articles of Amendment dated October 4, 1993.
                                    (1)

            1.2                     By-laws of the Company. (1)

            4.1                     Frisco Bay Industries Ltd. Stock Incentive
                                    Plan. (2)

            4.2 Employment Agreement, dated October 23, 1993, between the Company and Barry Katsof.
                                    (1)

            4.3 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Barry Katsof. (3)

            4.4 Employment Agreement, dated October 23, 1993, between the Company and Ronald G. Waxman. (1)

            4.5 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Ronald G. Waxman. (3)

            4.6 Employment Agreement, effective April 9, 2001, between the Company and Robert Gagnon.
                                    (3)

            4.7 Employment Agreement, effective February 1, 1998, as amended March 8, 2001, between the Company and Heather Halickman. (3)

            4.8 Employment Agreement, effective February 1, 1998, as amended April 2, 2001, between the Company and Dominique Mimeault. (3)

            10.1                    Consent of Richter, Usher & Vineberg

            10.2                    Consent of Ernst & Young

-----------------------------

            (1) Incorporated by reference to the Registrant's Registration Statement on Form F-1 (file no. 33-66616) and any amendments thereto.

            (2) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (file no. 333-01002) and any amendments thereto.

            (3) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2001.

                                   SIGNATURES

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    FRISCO BAY INDUSTRIES LTD.



                                    By:  /s/  Robert Gagnon
                                       -----------------------------------------
                                        Name:   Robert Gagnon
                                        Title:  Vice President, Finance and
                                                Information Technology
                                                and Assistant Secretary

Date:  June 25, 2002

AUDITORS' REPORT


To the Shareholders of
FRISCO BAY INDUSTRIES LTD.


We have audited the consolidated balance sheet of Frisco Bay Industries Ltd. as at January 31, 2002 and the consolidated statements of earnings and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended January 31, 2002 to the extent summarized in note 20 to the consolidated financial statements.

/s/ RICHTER, USHER & VINEBERG
GENERAL PARTNERSHIP
CHARTERED ACCOUNTANTS

Montreal, Quebec
April 19, 2002

AUDITORS' REPORT


To the Shareholders of
FRISCO BAY INDUSTRIES LTD.

We have audited the consolidated balance sheets of FRISCO BAY INDUSTRIES LTD. as at January 31, 2001 and 2000, and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years in the two-year period ended January 31, 2001. Our audits also included the information as at and for the years ended January 31, 2001, and 2000, included in the financial statement schedule listed under the caption "Item 18 Financial Statements" of this Form 20-F Annual Report. These consolidated financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2001, in accordance with Canadian generally accepted accounting principles. Also in our opinion, the information as at and for the years ended January 31, 2001 and 2000, included in the financial statement schedule referred to above, when considered in relation to the basic 2001 and 2000 financial statements taken as a whole, is presented fairly in all material respects.


                                             /s/ ERNST & YOUNG LLP
Montreal, Canada,
May 11, 2001.                                Chartered Accountants

FRISCO BAY INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET
AS AT JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

                                                  2002                 2001
                                                                     (note 21)
--------------------------------------------------------------------------------

ASSETS

CURRENT

  Cash                                           $ 1,964,962      $   189,517
  Marketable securities, at cost
   which approximates quoted values (note 5)       2,815,762        3,310,396
  Accounts receivable and other assets (note 6)   11,202,050        9,401,518
  Inventories (note 7)                             5,581,417        5,208,763
  Future income taxes                                288,000             -
--------------------------------------------------------------------------------
                                                  21,852,191       18,110,194

LOANS RECEIVABLE, CONTROLLING SHAREHOLDERS
(note 8)                                              93,020           93,020

FIXED ASSETS (note 9)                              3,884,188        1,948,163

FUTURE INCOME TAXES                                  412,000          474,000

DEVELOPMENT COSTS, unamortized balance (note 16)      61,362          127,818

GOODWILL, net of accumulated amortization
  of $55,568 (2001 - $36,748)                         37,642           56,462
--------------------------------------------------------------------------------

                                                 $26,340,403      $20,809,657
--------------------------------------------------------------------------------

See accompanying notes

                                                      2002             2001
                                                                    (note 21)
--------------------------------------------------------------------------------

LIABILITIES

CURRENT

  Bank indebtedness (note 10)                    $ 3,873,071      $ 5,351,399
  Accounts payable and accrued liabilities
    (note 11)                                      7,445,978        4,623,478
  Income taxes payable                                67,000           97,649
  Current maturity of obligations under capital
    leases                                           969,264          493,889
  Deferred revenue (note 2)                        2,484,612        1,052,719
--------------------------------------------------------------------------------
                                                  14,839,925       11,619,134
--------------------------------------------------------------------------------

DEFERRED REVENUE (note 2)                            141,013             -
--------------------------------------------------------------------------------

OBLIGATIONS UNDER CAPITAL LEASES (note 12)           924,241          573,424

COMMITMENTS AND CONTINGENCIES (note 13)

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 14)                           15,115,644       15,065,137

CONTRIBUTED SURPLUS                                   97,605           97,605

DEFICIT                                           (4,778,025)      (6,545,643)
--------------------------------------------------------------------------------

                                                  10,435,224        8,617,099
--------------------------------------------------------------------------------

                                                 $26,340,403      $20,809,657
--------------------------------------------------------------------------------

See accompanying notes

FRISCO BAY INDUSTRIES LTD.

STATEMENT OF EARNINGS AND DEFICIT
FOR THE YEAR ENDED JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

                                             2002         2001         2000
                                                       (note 21)     (note 21)
--------------------------------------------------------------------------------

REVENUES

   Products                             $ 29,349,186  $23,963,480  $27,272,533
   Services
    Maintenance contracts                  4,814,949    7,553,674    7,428,855
    ATMS service fees                      8,927,737    4,330,283    2,435,396
--------------------------------------------------------------------------------
                                          43,091,872   35,847,437   37,136,784
--------------------------------------------------------------------------------

COSTS AND EXPENSES

   Costs of products                      19,212,675   18,788,066   19,292,400
   Costs of services                       9,474,698    7,891,725    7,441,991
   Selling, general and administration    11,363,290    8,957,828    9,249,585
   Amortization of fixed assets              702,784      508,312      406,882
   Amortization of development costs          66,456       66,449       66,450
   Amortization of goodwill                   18,820       24,452       11,767
   Interest on obligations under capital
     leases                                  123,018       79,810       30,887
   Other interest                            326,513      206,851      119,926
--------------------------------------------------------------------------------
                                          41,288,254   36,523,493   36,619,888
--------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES        1,803,618     (676,056)     516,896
--------------------------------------------------------------------------------

Income taxes (note 15)
   Current                                   262,000         -          19,087
   Future                                   (226,000)    (474,000)        -
--------------------------------------------------------------------------------
                                              36,000     (474,000)      19,087
--------------------------------------------------------------------------------

NET EARNINGS (LOSS)                        1,767,618     (202,056)     497,809

DEFICIT - BEGINNING OF YEAR               (6,545,643)  (6,343,587)  (6,841,396)
--------------------------------------------------------------------------------

DEFICIT - END OF YEAR                    $(4,778,025) $(6,545,643) $(6,343,587)
--------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE (note 17)      $      0.76  $     (0.09) $      0.22
--------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS)
  PER SHARE (note 17)                    $      0.74  $     (0.09) $      0.21
--------------------------------------------------------------------------------

See accompanying notes

FRISCO BAY INDUSTRIES LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

                                             2002         2001         2000
                                                       (note 21)     (note 21)
--------------------------------------------------------------------------------

FUNDS PROVIDED (USED) -

   OPERATING ACTIVITIES

      Net earnings (loss)                $1,767,618   $(202,056    $497,809
      Future income taxes                  (226,000)   (474,000)       -
      Common stock awarded                   26,267      30,664     115,687
      Amortization of fixed assets          702,784     508,312     406,882
      Amortization of development costs      66,456      66,449      66,450
      Amortization of goodwill               18,820      24,452      11,767
--------------------------------------------------------------------------------

                                          2,355,945     (46,179)  1,098,595
      Change in non-cash operating
        elements of working capital       2,191,571    (832,751) (2,954,447)
        (note 19)
--------------------------------------------------------------------------------
                                          4,547,516    (878,930) (1,855,852)
--------------------------------------------------------------------------------

   FINANCING ACTIVITIES

      Bank indebtedness                  (1,478,328)  1,413,609   2,884,729
      Repayment of obligations under       (682,247)   (309,699)    (82,984)
        capital leases
      Increase in obligations under       1,513,148     149,060        -
        capital leases
      Issue of common shares                 24,240      44,433      10,498
--------------------------------------------------------------------------------
                                           (623,187)  1,297,403   2,812,243
--------------------------------------------------------------------------------

   INVESTING ACTIVITIES

      Marketable securities                 494,634    (185,872)   (404,993)
      Additions to fixed assets          (2,771,105)    (82,115)   (594,761)
      Proceeds on disposal of fixed         127,587      91,226      63,087
        assets
      Goodwill on acquisition of               -        (14,119)    (78,561)
        business
      Additions to deferred charges            -       (127,818)   (132,899)
--------------------------------------------------------------------------------
                                         (2,148,884)   (318,698) (1,148,127)
--------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH               1,775,445      99,775    (191,736)

CASH - BEGINNING OF YEAR                    189,517      89,742     281,478
--------------------------------------------------------------------------------

CASH - END OF YEAR                       $1,964,962    $189,517     $89,742
--------------------------------------------------------------------------------

See accompanying notes

ADDITIONAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------

      Interest paid                        $519,617    $346,302    $184,715
      Income taxes paid                      97,649      35,236      50,888

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

1.   NATURE OF BUSINESS

     The Company was incorporated under the Canada Business Corporation Act. The Company designs, develops, markets and installs integrated systems and products primarily for financial institutions, government agencies and major corporations in both Canada and the United States. These systems include self-service and financial transaction processing systems, time management systems and integrated security systems and are included as product revenues. The Company also provides service and maintenance for their systems and products as well as automated teller machine services. These services are included in service revenues.

2.   CHANGE IN ACCOUNTING ESTIMATES AND POLICIES

     CHANGE IN ACCOUNTING ESTIMATES

     As a result of changes in the Company's business operations and practices, costs on its service contracts are now incurred more evenly over the term of the contract. Accordingly, the Company is now recognizing the corresponding revenue on a straight-line basis over the term of the contract. This change in estimate had the effect of decreasing earnings before income taxes by approximately $1,200,000.

     FUTURE INCOME TAXES

     In 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook with respect to accounting for income taxes. Under the new recommendations, the liability method is used whereby future tax assets and liabilities are determined based on differences between the carrying amount and the tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that these assets will be realized.

     As a result of the retroactive application of the new standard, no adjustment was made to the balance of retained earnings as at February 1, 1999. Prior to 2000, the Company used the deferral method of accounting for income taxes.

     EARNINGS PER SHARE

     In 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook with respect to earnings per share. Under the new recommendations, the diluted earnings per share are calculated based on the weighted average number of common shares outstanding during the year plus the effects of dilutive common share equivalents such as options. This method requires that diluted earnings per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period or at the date of issue as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. The comparative diluted earnings per share has been restated.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and conform, in all material respects, with generally accepted accounting principles in the United States, except as disclosed in note 20.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Frisco Bay Industries Ltd., its subsidiary companies, Frisco Bay Industries, Ltd., First Frisco Financial Corp., Intivid Solutions Inc., and its proportionate share of the assets and liabilities, revenues and expenses of its investment in ATMS / Frisco Bay and Company, Limited Partnership, a joint venture. On consolidation, all material intercompany balances and transactions have been eliminated.

     USE OF ESTIMATES

     In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

     INVENTORY VALUATION

     Inventory is valued at the lower of cost and net realizable value for finished goods and lower of cost and replacement cost for spare parts, supplies and raw materials. Cost is determined using the first-in, first-out method.

     AMORTIZATION OF FIXED ASSETS

     On the declining balance method -

        Automated teller machines                           30%
        Equipment and furniture                       20% - 30%
        Computer equipment                                  30%

     On the straight-line method -

        Leasehold improvements              over the lease term

     Fixed assets include amounts paid with respect to the purchase of rights to fees generated from automated teller machines under interchange contracts. These assets are amortized on a straight-line basis over the term of the underlying interchange contract.

     DEVELOPMENT COSTS

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

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     GOODWILL

     Goodwill is recorded at cost and is being amortized on a straight-line basis over five years. Management reviews on a regular basis the carrying amount of goodwill for possible permanent impairment by evaluating undiscounted expected cash flows. Goodwill would be written-down to its estimated fair value when a permanent decline is identified.

     REVENUE RECOGNITION

     Product revenue is recognized when persuasive evidence of an arrangement exists, delivery and installation has occurred, there are no future performance obligations, the purchase price is fixed and determinable and collectibility is reasonably assured.

     Service contract revenue is recognized on a straight-line basis over the term of the contract.

     INVESTMENT TAX CREDITS

     Investment tax credits related to expenditures for development costs are recorded as a reduction of these costs. Investment tax credits related to research and development costs are recorded as a reduction of the related costs.

     FAIR VALUE

     Accounts receivable, bank indebtedness and accounts payable and accrued liabilities are all short-term in nature and as such, their carrying values approximate fair values.

     The estimated fair value of marketable securities is based upon quoted value and the obligations under capital leases is based upon discounted future cash flows, using current market rates for similar debt. The fair value of these financial instruments approximate their carrying values.

     FOREIGN CURRENCY TRANSLATION

     Accounts in foreign currency, covered by forward exchange contracts, have been translated as follows:

     Assets, liabilities, revenues and expenses, at rates prevailing in such contracts.

     Integrated foreign operations and other foreign currency accounts not covered by foreign exchange contracts have been translated as follows:

        Monetary items - at exchange rates in effect at the balance sheet date;

        Non-monetary items - at exchange rates in effect on the dates of the transactions;

        Revenue and expenses - at average exchange rates prevailing during the year, except for inventories and amortization which are translated at rates prevailing when the assets were acquired.

     Gains and losses arising from foreign currency translation are included in income except for unrealized exchange gains and losses arising from the translation of long-term monetary items which are deferred and amortized over the remaining life of the monetary items.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     STOCK-BASED COMPENSATION PLAN

     The Company has a stock-based compensation plan which is described in note
     14. No compensation expense is recognized for this plan when stock options or stock appreciation rights are issued to employees, but an expense is recorded upon the direct award of Common Shares at the fair value of the shares at the time of award. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the share or stock options cancelled is charged to retained earnings.

4.   JOINT VENTURE

     On May 1, 1999, the Company entered into a joint venture agreement to form ATMS / Frisco Bay and Company, Limited Partnership. The Company owns 50% of the Joint Venture and has proportionally consolidated the following:

                                                      2002           2001
                                                                   (note 21)
--------------------------------------------------------------------------------


     Current assets                              $ 1,650,023      $ 307,130
     Fixed Assets                                    934,688        477,190
     Current liabilities                           1,775,796        142,089
     Long-term portion of capital lease
       obligations                                   151,007        509,628
     Revenues                                      2,757,106      2,016,334
     Expenses                                      2,088,402      1,628,742
     Net income                                      668,704        387,592
     Cash flows provided by operating activities   1,061,177        148,885
     Cash flows provided by financing activities     567,189        344,807
     Cash flows used in investing activities        (481,155)      (238,809)

     The Company's share in commitments of the Joint Venture is disclosed in note 13.

5.   MARKETABLE SECURITIES

     Marketable securities consist of bankers' acceptances, commercial paper and corporate and government bonds. As at January 31, 2002, the securities had maturity dates ranging from February 5, 2002 to September 4, 2003 with an approximate weighted average yield of 3.4%.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

6.   ACCOUNTS RECEIVABLE AND OTHER ASSETS

     The components of accounts receivable and other assets are as follows:

                                                     2002             2001
                                                                   (note 21)
--------------------------------------------------------------------------------

     Accounts receivable                         $11,223,771      $9,352,534
     Prepaid and other assets                        159,377         107,576
     Allowance for doubtful accounts                (181,098)        (58,592)
--------------------------------------------------------------------------------

                                                 $11,202,050      $9,401,518
--------------------------------------------------------------------------------

     In 2002, the Company's revenues included transactions with a major customer which represented 13% of revenues and 20% of accounts receivable at year end. In 2001, no customer represented over 10% of the Company's revenues and one customer represented 15% of accounts receivable.

     Included in accounts receivable is approximately $492,000 (2001 - $894,000) receivable in U.S. currency (U.S.$309,000; 2001 - U.S.$583,000)

7.   INVENTORIES

                                                    2002              2001
                                                                    (note 21)
--------------------------------------------------------------------------------
     Spare parts and supplies                   $  965,242        $1,291,309
     Raw materials                                 437,062           193,050
     Finished goods                              4,179,113         3,724,404
--------------------------------------------------------------------------------

                                                $5,581,417        $5,208,763
--------------------------------------------------------------------------------

8.   LOANS RECEIVABLE, CONTROLLING SHAREHOLDERS

     Loans to controlling shareholders are unsecured, non-interest bearing and are due in equal annual installments over 10 years until fiscal 2004. No repayments have been made since fiscal 1997.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

9.   FIXED ASSETS

     2002

                                                       Accumulated  NET CARRYING
                                             Cost     Amortization     AMOUNT
--------------------------------------------------------------------------------
     Automated teller machines           $3,842,684   $  983,624    $2,859,060
     Equipment and furniture              1,632,403    1,191,021       441,382
     Computer equipment                   1,826,704    1,403,184       423,520
     Leasehold improvements                 606,888      529,163        77,725
     Interchange contract rights            121,242       38,741        82,501
                                         $8,029,921   $4,145,733    $3,884,188
--------------------------------------------------------------------------------


     2001

                                                       Accumulated  Net Carrying
                                             Cost     Amortization     Amount
                                                                     (note 21)
--------------------------------------------------------------------------------
     Automated teller machines           $1,739,823   $  500,368    $1,239,455
     Equipment and furniture              1,315,184    1,146,642       168,542
     Computer equipment                   1,671,892    1,282,729       389,163
     Leasehold improvements                 590,386      521,499        68,887
     Interchange contract rights             93,409       11,293        82,116
--------------------------------------------------------------------------------
                                         $5,410,694   $3,462,531    $1,948,163
--------------------------------------------------------------------------------

     Included in automated teller machines is equipment under capital leases having an approximate cost of $2,783,000 (2001 - $1,275,000) and an approximate accumulated amortization of $768,000 (2001 - $434,000).

10.  BANK INDEBTEDNESS

     The Company's $5,000,000 credit facility is subject to review annually and consists of an operating demand line of credit. Borrowings under the operating demand line of credit bear interest at rates ranging from prime to prime plus 0.75% per annum on Canadian borrowings and from U.S. base rate to U.S. base rate plus 0.75% on U.S. borrowings. As security for the credit facility, the Company has pledged a $4,000,000 moveable hypothec on accounts receivable, inventory and other moveable property. The Company has also provided a $1,000,000 moveable hypothec on marketable securities (note
     5), an assignment of fire insurance on the Company's assets and life insurance on the Company's executives.

     The terms of the banking agreement require the Company to comply with certain financial ratios.

     The Joint Venture has an operating demand line of credit of $5,000,000 in aggregate. Borrowings under the demand line of credit bear interest at prime rate plus 0.50%. As security for the credit facility, the Joint Venture has provided a $6,000,000 moveable hypothec on all of its assets.

     The terms of the banking agreement require the Joint Venture to comply with certain covenants.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     The components of accounts payable and accrued liabilities are as follows:

                                                     2002              2001
                                                                    (note 21)
--------------------------------------------------------------------------------

     Trade payables                               $4,298,969       $2,643,978
     Accrued compensation                          1,719,111          716,826
     Other accrued liabilities                     1,427,898        1,262,674
--------------------------------------------------------------------------------

                                                  $7,445,978       $4,623,478
--------------------------------------------------------------------------------

     Included in accounts payable and accrued liabilities is approximately $1,529,000 (2001 - $488,000) payable in U.S. currency (U.S.$960,000; 2001 -
     U.S.$320,000).

12.  OBLIGATIONS UNDER CAPITAL LEASES

     The following is a schedule of future minimum capital lease payments for leases expiring in 2005:

--------------------------------------------------------------------------------

     2003                                              $ 1,085,588
     2004                                                  754,482
     2005                                                  217,838
--------------------------------------------------------------------------------
                                                         2,057,908
     Less imputed interest at rates varying between
       5.2% and 10.1%                                      164,403
--------------------------------------------------------------------------------
                                                         1,893,505
     Less current maturity                                 969,264
--------------------------------------------------------------------------------

                                                         $ 924,241
--------------------------------------------------------------------------------

13.  COMMITMENTS AND CONTINGENCIES

     COMMITMENTS

     The aggregate minimum rentals (exclusive of other occupancy charges) for leases in effect as at January 31, 2002 are approximately as follows:

     2003                                                $ 608,000
     2004                                                  504,000
     2005                                                  448,000
     2006                                                  338,000
     2007                                                  194,000
     2008                                                    3,000

     Office space is leased from a company controlled by the controlling shareholders of the Company. The lease, which expires in 2007, provides for annual rent of $165,000. This amount has been included in the above operating lease amounts. This transaction has been recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

13.  COMMITMENTS AND CONTINGENCIES (CONT'D)

     COMMITMENTS

     As at January 31, 2002, the Company had foreign currency exchange contracts to buy U.S.$800,000 for approximately $1,271,000 Canadian. Based on the rates as at January 31, 2002, the cost to the Company to exercise these commitments would be approximately $1,270,000 Canadian.

     CONTINGENCIES

     Various claims and legal proceedings have been instituted against the Company in the normal course of its business operations. In Management's opinion, these claims and proceedings are unfounded. Management believes that the Company does not have an exposure in excess of amounts recorded in the financial statements and that any payments resulting from their outcome are not likely to have a material impact on its financial position.

     The Company is contingently liable for the co-venturer's share of the obligations of the Joint Venture. In the event that the Company had to meet any of these contingencies, it would have a claim on the assets of the Joint Venture.

14.  CAPITAL STOCK

--------------------------------------------------------------------------------
     Authorized without par value -

     Unlimited Preferred Shares, issuable in one or more series Unlimited Common Stock, entitled to one vote per share
     799,967 Class A Common Shares entitled to four votes per share, convertible automatically into Common Stock upon transfer of ownership on a one-for-one basis, except for sales to certain permitted transferees
     Common Stock and Class A Common Stock rank pari passu in all other respects

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

14.  CAPITAL STOCK (CONT'D)

     Issued-

                                                                CLASS A
                                       COMMON SHARES         COMMON SHARES         TOTAL
                                      #            $         #           $           $
    --------------------------------------------------------------------------------------

    Balance, January 31, 2000    1,475,902   11,294,872   799,967   3,695,188  14,990,060
    Common Shares awarded            5,864       30,644      -           -         30,644
    Stock options exercised         12,584       44,433      -           -         44,433
    Common Shares issued on
      exercise of stock
      appreciation rights           26,120         -         -           -           -
    -------------------------------------------------------------------------------------

    Balance, January 31, 2001    1,520,470   11,369,949   799,967   3,695,188  15,065,137
    Common Shares awarded            6,910       26,267      -           -         26,267
    Stock options exercised          8,000       24,240      -           -         24,240
    Common Shares issued on
      exercise of stock
      appreciation rights            5,048         -         -           -           -
    -------------------------------------------------------------------------------------

    Balance, January 31, 2002    1,540,428   11,420,456   799,967   3,695,188  15,115,644
    -------------------------------------------------------------------------------------

     During 2002, the Company awarded and issued 6,910 Common Shares (2001 - 5,864) as compensation to key employees. Common Shares were increased by $26,267 (2001 - $30,644) and an equivalent amount of compensation expense was recorded.

     STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

     The Company has a Stock Incentive Plan which provides for the issue of stock options and stock appreciation rights to the Company's officers, directors, consultants and employees. The maximum number of Common Shares issuable under the Stock Incentive Plan is 450,000.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

14.  CAPITAL STOCK (CONT'D)

     As at January 31, 2002, aggregate options were outstanding for the purchase of 198,548 Common Shares (2001 - 159,362). During fiscal 2002, 65,000 options (2001 - 5,500) were granted with exercise prices of U.S.$2.25 to U.S.$3.25 (2001 - U.S.$3.00 to U.S.$4.00). During fiscal 2002, 17,814 options were forfeited (2001 - 11,399). During fiscal 2002, 8,000 (2001 - 12,584) options were exercised. The options outstanding at January 31, 2002 have the following terms:

                                                               Number of
    Total Outstanding      Exercise        Weighted Average     Options
                            Price          Months to Expiry   Exercisable
    -----------------------------------------------------------------------

        2,217          $         6.50             17            2,217
        7,515                    4.00             42            7,515
       22,500                    2.63             65           22,500
       17,000                    1.81             69           12,000
        4,316                    2.88             81            4,316
        2,000                    2.50             86              500
       65,000                    2.94             89           65,000
        5,000                    3.00             90            2,000
        2,500                    2.19             96            1,000
        2,500                    4.00            101              500
        1,500                    3.00            104              300
        1,500                    3.00            105              300
       10,000                    3.25            112                -
       10,000                    3.25            112                -
       45,000                    2.50            111                -
    -----------------------------------------------------------------------

      198,548                                                 118,148
    -----------------------------------------------------------------------

     The Company awards stock appreciation rights to its employees under the Stock Incentive Plan which entitles recipients to rewards representing the excess of the fair market value of one share of Common Stock on the date of exercise over the share's fair market value as of the date of the grant. Amounts may be paid in cash, Common Shares or a combination thereof, at the option of the Company. The initial stock appreciation rights were awarded at the fair value of the Company's Common Stock which was U.S.$1.00 per share.

     A summary of activity for the stock appreciation rights is as follows:


                                                        Outstanding stock
                                                       appreciation rights
    ----------------------------------------------------------------------------

    Balance, January 31, 2000                                43,385
    Exercised                                               (32,995)
    Forfeited                                                  (765)
    ----------------------------------------------------------------------------

    Balance, January 31, 2001                                 9,625
    Exercised                                                (6,450)
    Forfeited                                                  (225)
    ----------------------------------------------------------------------------

    Balance, January 31, 2002                                 2,950
    ----------------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

14.  CAPITAL STOCK (CONT'D)

     The outstanding stock appreciation rights expire on February 6, 2005 and are exercisable at 20% per year over the five year period commencing one year after the date of grant. As at January 31, 2002, 2,950 stock appreciation rights are exercisable (2001 - 9,625). During 2002, the Company issued 5,048 (2001 - 26,120) Common Shares upon the exercise of 6,450 (2001 - 32,995) of the stock appreciation rights.

     As at January 31, 2002, the amount due to holders of vested stock appreciation rights upon their exercise is $11,800 (2001 -$12,031). Had the rights been exercised at January 31, 2002, this would have given rise to the issue of 2,360 shares (2001 - 5,348).

15.  INCOME TAXES

     Significant components of future income tax assets are as follows:

                                                 2002          2001
                                                            (note 21)
    ------------------------------------------------------------------

    Current future income tax               $   288,000   $     -
    Long term future income tax asset           412,000      474,000
    ------------------------------------------------------------------

    Total future income tax assets          $   700,000   $  474,000
    ------------------------------------------------------------------

    Tax loss carryforwards                      488,000      991,315
    Tax value of assets in excess of their      700,000      835,313
      carrying value
    ------------------------------------------------------------------
    Total future assets                       1,188,000    1,826,628
    Valuation allowance for future income       488,000    1,352,628
      tax assets
    ------------------------------------------------------------------

                                            $   700,000   $  474,000
    ------------------------------------------------------------------

     Current income tax expense reported differs from the amount computed by applying the statutory income tax rates to earnings (loss). The reasons are the following:

                                                 2002       2001        2000
                                                          (note 21)   (note 21)
    ---------------------------------------------------------------------------

    Statutory income tax rates                  40.51%      39.26%     39.76%
    Income taxes at the statutory rates       $730,611  $(249,716)  $ 205,518
    Unrecognized benefits of tax losses           -          -        126,877
    Recognized benefits of tax losses         (277,000)  (474,000)   (446,594)
    Tax value of assets in excess of their
      carrying value                          (412,000)      -           -
    Non-deductible expenses and other           (5,611)   249,716     133,286
    ---------------------------------------------------------------------------
    EFFECTIVE INCOME TAXES                    $ 36,000  $(474,000)  $  19,087
    ---------------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

15.  INCOME TAXES (CONT'D)

     As at January 31, 2002, there were Federal, Ontario and participating provinces and U.S. income tax losses of approximately $1,487,000, $794,000 and $1,100,000 (U.S.$690,000).

     As at January 31, 2002, there were approximately $115,000 of unclaimed investment tax credits which may be applied against earnings of future years. The future income tax benefit of these unused investment tax credits is not recognized in the accounts. The loss carryforwards and investment tax credits may be applied against earnings of future years, not later than as follows:

                                                 Loss Carryforwards
                          Investment            Canada            United States
                          tax credits     Federal   Provincial
    ----------------------------------------------------------------------------

    2003               $          -    $  208,000      $      -     $        -
    2004                          -        95,000             -              -
    2005                          -     1,128,000       738,000              -
    2006                     70,000             -             -              -
    2007                     45,000             -             -              -
    2008                          -        56,000        56,000              -
    2010                          -             -             -        375,000
    2012                          -             -             -          6,000
    2013                          -             -             -        196,000
    2020                          -             -             -        319,000
    2021                          -             -             -         54,000
    2022                          -             -             -        150,000
    ----------------------------------------------------------------------------

                       $    115,000    $1,487,000      $794,000     $1,100,000
    ----------------------------------------------------------------------------

16.  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs consist of the following:

                                        2002        2001        2000
                                                  (note 21)   (note 21)
    ---------------------------------------------------------------------

    Total costs incurred            $   16,453   $ 294,999   $ 350,756
    Less:  Development costs              -       (127,818)   (132,899)
      capitalized
    Plus:  Amortization of
      development costs                 66,453      66,449      66,450
    ---------------------------------------------------------------------
                                    $   82,909   $ 233,630   $ 284,307
    ---------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

17.  EARNINGS PER SHARE

     The calculation of basic earnings per share and diluted earnings per share is as follows:

                                        2002          2001         2000
                                                   (note 21)    (note 21)
    ---------------------------------------------------------------------

    BASIC EARNINGS (LOSS)
      AVAILABLE TO
      COMMON SHAREHOLDERS           $1,767,618  $  (202,056)  $   497,809
    ---------------------------------------------------------------------

    WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING      2,330,753    2,298,153     2,265,630
    ---------------------------------------------------------------------
    BASIC EARNINGS (LOSS) PER SHARE $     0.76  $     (0.09)  $      0.22
    ---------------------------------------------------------------------

    Weighted average number of
      Common Shares outstanding      2,330,753    2,298,153     2,265,630
    Effects of dilutive securities:
      Stock options                     57,250        9,075        20,547
      Stock appreciation rights          1,770        5,347        44,238
    ---------------------------------------------------------------------

    WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES AND COMMON
      SHARE EQUIVALENTS OUTSTANDING  2,389,773    2,312,575     2,330,415
    ---------------------------------------------------------------------

    DILUTED EARNINGS (LOSS) PER
      SHARE                         $     0.74  $     (0.09)  $      0.21
    ---------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

18.  SEGMENTED INFORMATION

     Management operates and evaluates the Company's business in two major segments, one dealing with product sales and the other dealing with product support and services fees. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance contract revenues and ATM machine service fees. The expenses which can be identified within each of these segments are disclosed in the statement of earnings (loss) and deficit. The assets are common to both segments and cannot be allocated.

     The Company currently operates in Canada and the United States and revenues are allocated geographically based on customer location.

                                        2002        2001          2000
                                                  (note 21)     (note 21)
    ---------------------------------------------------------------------
    REVENUES

    Canada                        $40,686,168    $33,251,103  $35,717,939
    U.S.                            2,405,704      2,596,334    1,418,845
    ---------------------------------------------------------------------

    Total                         $43,091,872    $35,847,437  $37,136,784
    ---------------------------------------------------------------------

    FIXED ASSETS

    Canada                          3,884,188      1,948,163    1,592,568
    U.S.                                    -              -       30,352
    ---------------------------------------------------------------------

    Total                         $ 3,884,188    $ 1,948,163  $ 1,622,920
    ---------------------------------------------------------------------

    INTANGIBLE ASSETS

    Canada                             99,004        184,280      133,244
    U.S.                                    -              -            -
    ---------------------------------------------------------------------

    Total                         $    99,004    $   184,280  $   133,244
    ---------------------------------------------------------------------

     Segmented revenue is presented net of intersegment eliminations in the amount of $549,000 in fiscal 2002 (2001 - $379,000 and 2000 - $400,000), all of which are exports from Canada.

19.  ADDITIONAL CASH FLOW INFORMATION

     CHANGES IN NON-CASH OPERATING ELEMENTS OF WORKING CAPITAL

                                        2002          2001         2000
                                                    (note 21)    (note 21)
    -----------------------------------------------------------------------

    Accounts receivable and other
      assets                        $(1,800,532)  $   47,241   $(1,220,159)
    Inventories                        (372,654)    (397,768)      100,053
    Accounts payable and accrued
      liabilities                     2,822,500     (246,903)   (1,611,604)
    Other                             1,542,257     (235,301)     (222,737)
    -----------------------------------------------------------------------
                                   $  2,191,571   $ (832,731)  $(2,954,447)
    -----------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

19.  ADDITIONAL CASH FLOW INFORMATION (CONT'D)

     NON-CASH FINANCING AND INVESTING ACTIVITIES

     The following non-cash items have been excluded from the statement of cash flows:

     During the year,

     a) in 2001, the Company acquired assets under capital lease in the approximate amount of $1,010,000;
     b) the Company awarded and issued $26,267 (2001 - $30,644) of Common Shares as compensation to the employees; and
     c) the Company issued 5,048 (2001 - 26,120) common shares from the exercise of stock appreciation rights.

20. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

     The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which conform in all material respects to those in the United States (U.S.
     GAAP), except as follows:

     a) Under U.S. GAAP, development costs are written-off to earnings as incurred as opposed to being deferred as is the case under certain conditions under Canadian GAAP.

     b) For reconciliation purposes to U.S. GAAP, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. The exercise price of the Company's employee stock options equals or is greater than the market price of the underlying stock on the date options were granted; accordingly, no compensation expense has been included in the Company's reconciliation of net income under U.S. GAAP. Compensation expense has been recognized in connection with the stock appreciation rights based on the current market value of the Common Share accrued over the vesting period of the rights.

     c) Effective February 1, 2001, the Company adopted FAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The cumulative effect of adopting FAS 133 as of January 31, 2002 is not material to the Company's financial statements.

     d) The Company's interest in a jointly controlled entity has been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, this interest would be accounted for by the equity method. Net earnings, earnings per share and shareholders' equity under U.S. GAAP are not impacted by proportionate consolidation of this interest in the jointly controlled entity. Differences on classification or display that result from using proportionate consolidation have been omitted.

     e) U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported. There are no significant items to be included in other comprehensive income.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

20. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES (CONT'D)

     f) With respect to goodwill and other assets, if a permanent impairment in value is determined, the Company will measure the impairment in goodwill based on the expected discounted cash flows, calculated based on the appropriate interest rates at such time, from operations.

     g) Marketable securities are classified as "available for sale securities" in accordance with FAS 115. The impact on the financial statements is not significant.

     NEW ACCOUNTING PRONOUNCEMENTS

        1) In July 2001, the Financial Accounting Standards Board issued Statement 141, "Business Combinations" ("FAS 141") which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and eliminates the pooling-of-interests-method of accounting. Intangible assets that do not meet certain defined criteria in FAS 141 for recognition apart from goodwill shall be reclassified as goodwill as of the date FAS 142 is initially adopted in its entirety. FAS 141 also requires companies, in fiscal years beginning on or after January 1, 2002, to reevaluate the amounts assigned to goodwill and intangible assets acquired in business combinations prior to July 1, 2001. The adoption of this standard for United States reporting purposes is not expected to have a material effect on the net assets, earnings and equity of the Company.

        2) In July 2001, the Financial Accounting Standard Board issued Statement 142, "Goodwill and Other intangible Assets" ("FAS 142) which provides guidance on accounting and disclosure requirements for goodwill and other intangible assets. The Statement requires that goodwill and other intangible assets with indefinite lives no longer be amortized, however, an annual impairment test must be performed. Intangible assets with definite lives will continue to be amortized under the new requirements. The adoption of this standard for United States reporting purposes is not expected to have a material effect on the net assets, earnings and equity of the Company.

        3) In August 2001, the Financial Accounting Standard Board issued Statement 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. It also applies to legal obligations resulting from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under doctrine of promissory estoppel. This new standard is effective for fiscal years beginning on or after June 15, 2002. The adoption of this standard for United States reporting purposes is not expected to have a material effect on the net assets, earnings and equity of the Company.

        4) In October 2001, The Financial Accounting Standard Board issued Statement 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supercedes FAS 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and APB 30 "Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. This new standard is effective for fiscal years beginning on or after December 15, 2001 and interim periods within those fiscal years. The adoption of this standard for United States reporting purposes is not expected to have a material effect on the net assets, earnings and equity of the Company.

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

20. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES (CONT'D)

     The effect of the above differences on the consolidated statement of earnings would be:

    -------------------------------------

                                            2002          2001         2000
                                                       (note 21)    (note 21)
    --------------------------------------------------------------------------

    Net earnings (loss), Canadian GAAP   $1,767,618  $ (202,056)  $ 497,809
    Development costs (a)                    66,456     (61,369)    (66,449)
    Stock appreciation rights (b)              -        (60,090)    (51,795)
    Related income tax effect                 4,000      71,000      47,000
    Deferred income taxes, at current
      rates                                  (4,000)    (71,000)    (47,000)
    --------------------------------------------------------------------------

    Net earnings (loss), U.S. GAAP       $1,834,074  $ (323,515)  $ 379,565
    --------------------------------------------------------------------------

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                            2002          2001         2000
                                                       (note 21)    (note 21)
    --------------------------------------------------------------------------

    Numerator for basic and diluted net
      earnings (loss) per share -
      earnings (loss) available to
      common stockholders, U.S. GAAP    $1,834,074   $ (323,515) $  379,565
    Denominator for basic earnings       2,330,753    2,298,153   2,265,630
      (loss) per share (note 17)
    Denominator for diluted earnings
      (loss) per share (note 17)         2,389,773    2,312,575   2,330,415
    ------------------------------------------------------------------------

    Basic earnings (loss) per share,
      U.S. GAAP                         $     0.79       (0.14)  $     0.17
    ------------------------------------------------------------------------

    Diluted earnings (loss) per share,
      U.S. GAAP                         $     0.77       (0.14)  $     0.16
    ------------------------------------------------------------------------

     If the above-mentioned adjustments were made, the following balance sheet amounts would have resulted:

                                            2002         2001          2000
                                                      (note 21)      (note 21)
    ----------------------------------------------------------------------------

    Development costs                  $      -     $       -     $      -
    Capital stock                       15,115,644   15,353,301    15,091,143
    Contributed surplus                     97,605      115,651       238,776
    Deficit                             (4,711,569)  (7,050,544)   (6,660,580)

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

20. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES (CONT'D)

     SUPPLEMENTARY INFORMATION

     STOCK-BASED COMPENSATION

     Pro-forma information regarding net earnings and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("FAS 123"), and has been determined as if the Company had accounted for its employee stock options and stock appreciation rights under the fair value method of that Statement. The fair value for these options and rights was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each respective year; risk-free interest rates of 4.9% (2001 - 3% ; 2000 - 3%); dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.776 (2001 - 0.791; 2000 - 0.593) and a weighted average expected life of the option of 10 years for employee stock options.

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

     For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information follows:

                                             2002         2001        2000
                                                        (note 21)   (note 21)
    ---------------------------------------------------------------------------

    Pro-forma net earnings (loss), U.S.
      GAAP                                 $1,763,517  $(355,622)  $141,178
    ---------------------------------------------------------------------------

    Pro-forma basic earnings (loss) per
      share, U.S. GAAP                     $     0.76  $   (0.15)  $   0.06
    ---------------------------------------------------------------------------

    Pro-forma diluted earnings (loss)
      per share, U.S. GAAP                 $     0.74  $   (0.15)  $   0.06
    ---------------------------------------------------------------------------

FRISCO BAY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2002
(EXPRESSED IN CANADIAN FUNDS)

20. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES (CONT'D)

     VALUATION AND QUALIFYING ACCOUNTS

                                          Additions
                                   -----------------------
                        Balance -               Charged to             Balance -
                        Beginning   Charged to     Other                  End
                        of Period    Expense     Accounts  Deductions  of Period
    ----------------------------------------------------------------------------

    ALLOWANCE FOR
      DOUBTFUL ACCOUNTS

    Fiscal 2002        $  58,592   $  278,206   $    -    $ (155,700)   $181,098
    Fiscal 2001          120,351       60,000        -      (121,759)     58,592
    Fiscal 2000          290,374       60,000        -      (230,023)    120,351

    INVENTORY - PROVISION
      FOR OBSOLESCENCE

    Fiscal 2002        $  435,542  $  177,616   $    -    $ (272,872)   $340,286
    Fiscal 2001           363,564      71,978        -          -        435,542
    Fiscal 2000           307,533      56,031        -          -        363,564


21.  COMPARATIVE FIGURES

     The audited financial statements for 2001 and 2000, which are presented for comparative purposes only, were audited by other chartered accountants.

     Certain reclassifications of 2001 and 2000 amounts have been made to facilitate comparison with the current year.

                                  EXHIBIT INDEX

EXHIBIT NO.            DESCRIPTION
-----------            -----------

10.1                   Consent of Richter, Usher & Vineberg, General Partnership

10.2                   Consent of Ernst & Young, LLP