Form 20-F
period 2003-01-31
FRISCO BAY INDUSTRIES LTD
filed 2003-06-26
CIK 909955

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURTITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended January 31, 2003.

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______ to _______.

                             Commission File Number:
                                     0-22270

                           ----------------------------

                           Frisco Bay Industries Ltd.
             (Exact name of Registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                                  160 Graveline
                               St. Laurent, Quebec
                                 Canada H4T 1R7
                     (Address of principal executive office)

     Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

           Securities registered pursuant to Section 12(g) of the Act:

                           Common Stock, No Par Value
                                (Title of class)

        Securities for which there is a reporting obligations pursuant to
                         Section 15(d) of the Act: None.

As of January 31, 2003, the Registrant had 1,688,438 shares of Common Stock and 799,967 shares of Class A Common Stock, no par value, outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                           Yes [X]            No [_]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                         Item 17 [_]         Item 18 [X]

                             MESSAGE TO SHAREHOLDERS

I am pleased to report that our company has reached an important milestone in the last fiscal year: total revenues surpassed the $50 million mark! More importantly, thanks to the efforts of all of our dedicated employees, the continued growth in revenue allowed us to generate in excess of $3 million in net earnings.

In integrated security, key growth factors were the continued enhancement and expansion of our security solutions to our existing customer base. We helped a major Canadian financial institution standardize their digital video surveillance technology in all their branches, maximize their picture and video quality, and reduce their fraud investigation cycle. We introduced innovative remote diagnostic services designed to help customers increase uptime and reduce service costs. So far major Canadian customers like Bell Canada and Domtar have signed on to this new proposal. We expect that these new service offerings will give us an opportunity to grow our recurring revenue base in Fiscal 2004 and beyond.

As part of our mission statement of being a provider of customer-driven solutions, we launched a new WEB site earlier this year. We also invested $650,000 in the last 2 years to migrate our management information system to a new state-of-the-art integrated ERP solution that will help us better respond to customer needs for information.

Our Intivid division launched VIP 9, its latest digital video solution, at the ISC West in Las Vegas. Customer response is very positive and major clients have embraced the new features. Our network of dealers in the U.S. grew by 50% and we have now established sales and support offices in Texas, Georgia and California.

In February 2003, we effectively acquired the remaining 50% of Frisco/ATMS Limited Partnership. This transaction is expected to generate an additional $3 million in annual revenues. With this acquisition, our network is now comprised of more than 1300 White-label ATMs across Canada.

In June 2003, we completed a US$2.2 million private placement in Canada that will be used to repay some of the debt we took on as part of the Frisco/ATMS acquisition. We now intend to list our shares on the Toronto Stock Exchange, which should give us the flexibility and access to capital in both the U.S. and Canada to pursue and accelerate our expansion program.

We would like to thank our employees for their ongoing dedication and hard work this past year. We would also like to thank our shareholders, customers and suppliers for their continued support.

Sincerely,


/s/ Barry E. Katsof

Barry E. Katsof
Chairman of the Board

                                TABLE OF CONTENTS

                                                                                            Page
                                                                                            ----
Item 1.    Identity of Directors, Senior Management and Advisors..............................2
Item 2.    Offer Statistics and Expected Timetable............................................2
Item 3.    Key Information....................................................................2
Item 4.    Information on the Company.........................................................6
Item 5.    Operating and Financial Review and Prospects......................................16
Item 6.    Directors, Senior Management and Employees........................................25
Item 7.    Major Shareholders and Related Party Transactions.................................34
Item 8.    Financial Information.............................................................35
Item 9.    The Offer and Listing.............................................................36
Item 10.   Additional Information............................................................37
Item 11.   Quantitative and Qualitative Disclosures About Market Risk........................46
Item 12.   Description of Securities Other Than Equity Securities............................47
Item 13.   Defaults, Dividend Arrearages and Delinquencies...................................48
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds......48
Item 15.   Controls and Procedures...........................................................48
Item 16.   [Reserved]........................................................................48
Item 17.   Financial Statements..............................................................49
Item 18.   Financial Statements..............................................................49
Item 19.   Exhibits..........................................................................50

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

                                   ----------

          Unless the context indicates otherwise, the terms "Frisco Bay Industries Ltd.," the "Company" and "Frisco Bay" are used interchangeably in this Annual Report and include Frisco Bay Industries Ltd.'s wholly-owned subsidiaries Frisco Bay Industries, Ltd. ("Frisco Bay U.S.") and Intivid Solutions, Inc. (both Maryland corporations) through which the Company coordinates its operations outside of Canada, Intivid Solutions Inc., CDP Protection Inc. ("CDP"), the operations of which were sold on May 29, 1998, and ATMS/Frisco Bay and Company, Limited Partnership ("Frisco/ATMS"), in which the Company had a 50% interest until February 2003 at which time the Company effectively acquired the remaining 50%, and all other subsidiaries of the Company and the Company's predecessor businesses.

          The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $"), unless stated in United States dollars ("US $"), and except as otherwise noted, financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 21 of the Notes to Consolidated Financial Statements contained herein. The exchange rate of Canadian dollars for United States dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, on June 13, 2003, was CDN $1.00 = U.S. $0.7484.

                                     PART I

          Item 1. Identity of Directors, Senior Management and Advisors

          Not applicable.

          Item 2. Offer Statistics and Expected Timetable

          Not applicable.

          Item 3. Key Information

          (A)  Selected Financial Data

          The selected consolidated financial data presented below for the years ended January 31, 1999, 2000, 2001, 2002 and 2003 has been derived from the Company's Consolidated Financial Statements. These Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada, which conform to accounting principles in the U.S., except as described in Note 21 of Notes to Consolidated Financial Statements. The data below should be read in conjunction with information contained under the caption "Item 5. Operating and Financial Review and Prospects" below, the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Annual Report.

                                                                Fiscal Year Ended January 31,
                                               --------------------------------------------------------------
Canadian GAAP Data                                1999         2000         2001         2002          2003
------------------                             ----------   ----------   ----------   ----------   ----------
                                                       (In thousands of CDN $, except per share data)
Statement of Operations Data:

Revenue from continuing operations .........   $   32,687   $   37,136   $   35,847   $   43,092   $   51,277

Earnings (loss) from continuing
   operations ..............................   $      940   $      498   $     (202)  $    1,768   $    3,140

Net earnings (loss) ........................   $    2,092   $      498   $     (202)  $    1,768   $    3,140

Per Share Data:

Earnings (loss) from continuing
   operations ..............................   $     0.42   $     0.22   $    (0.09)  $     0.76   $     1.32

Net earnings (loss) ........................   $     0.93   $     0.22   $    (0.09)  $     0.76   $     1.32

Weighted average number of Class A Stock
   and Common Stock outstanding ............    2,238,048    2,265,630    2,298,153    2,330,753    2,384,525

Balance Sheet Data:

Working capital ............................   $    7,044   $    7,177   $    6,491   $    7,012   $   10,448

Total assets ...............................   $   17,217   $   19,187   $   20,810   $   26,340   $   27,567

Obligations under capital leases, less
   current portion .........................           --   $      235   $      573   $      924   $      632

Shareholders' equity .......................   $    8,120   $    8,744   $    8,617   $   10,435   $   14,434

          The amounts set forth in the table above are consistent with those that would be reported under U.S. GAAP for the fiscal years ended January 31, 1999, 2000, 2001, 2002 and 2003, except those listed in the following table.

                                                                  Fiscal Year Ended January 31,
                                                 --------------------------------------------------------------
U.S. GAAP Data                                      1999         2000         2001         2002         2003
--------------                                   ----------   ----------   ----------   ----------   ----------
                                                         (In thousands of CDN $, except per share data)
Statement of Operations Data:

Earnings (loss) from continuing operations ...   $      891   $      380   $     (324)  $    1,834   $    3,201

Net Earnings (loss) ..........................   $    2,043   $      380   $     (324)  $    1,834   $    3,201

Per Share Data:

Earnings (loss) from continuing operations ...   $     0.40   $     0.17   $    (0.14)  $     0.79   $     1.34

Net Earnings (loss) ..........................   $     0.91   $     0.17   $    (0.14)  $     0.79   $     1.34

Weighted average number of Class A Stock
   and Common Stock outstanding ..............    2,238,048    2,265,630    2,298,153    2,330,753    2,384,525

Balance Sheet Data:

Total assets .................................   $   17,217   $   19,120   $   20,682   $   26,279   $   27,567

Shareholders' equity .........................   $    8,112   $    8,669   $    8,418   $   10,808   $   14,789

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

                                           Twelve Month Period Ended January 31,
                                           -------------------------------------
                                           1999    2000    2001    2002    2003
                                           -----   -----   -----   -----   -----
High ...................................   .7106   .6969   .6936   .6630   .6619
Low ....................................   .6327   .6550   .6410   .6190   .6207
Average* ...............................   .6703   .6766   .6711   .6416   .6390
Period End .............................   .6619   .6888   .6669   .6289   .6542

----------
* The average rate means the average of the exchange rates on the last day of each month during the applicable period.

     As of June 13, 2003, the exchange rate was CDN $1.00 = U.S. $0.7484. The high and low exchange rates for the previous six months are as follows:

Month                                   High                Low
-----                                   -----              -----
December 2002                           .6461              .6329
January 2003                            .6570              .6349
February 2003                           .6720              .6530
March 2003                              .6815              .6709
April 2003                              .6916              .6737
May 2003                                .7437              .7032

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

          Dependence on Significant Customers. The Company's sales to its five largest customers accounted, in the aggregate, for approximately 25%, 34% and 28% of the Company's total sales during the fiscal years ended January 31, 2001, 2002 and 2003, respectively, and sales to the Company's two largest customers for each of those periods accounted for approximately 8%, 13% and 11%, and 5%, 7% and 7%, respectively, of total sales during those periods. There can be no assurance that any of the Company's principal customers will maintain its volume of business with the Company or that a similar volume of business would be forthcoming from new or existing customers to replace lost business, if any. The loss of one or more of the Company's existing significant customers without replacement by a customer or customers of similar volume would have a material adverse effect on the Company's business, financial condition, operating results and prospects.

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

          Control of Company by Management and Affiliates. As of May 31, 2003, the executive officers and Directors of the Company beneficially owned or controlled approximately 35.47% of the outstanding combined shares of Common Stock and Class A Stock, representing approximately 66.96% of the combined voting power of these classes. As a result of the magnitude of their holdings and their contractual arrangements, the Company's current principal shareholders could hinder or preclude an unsolicited acquisition of the Company and that fact could have an adverse effect on the market price of the Common Stock. Further, the current principal shareholders have the ability to elect all the Company's Directors and to control the outcome of all other issues submitted to the Company's shareholders for the foreseeable future.

          Dependence on Key Individuals and Qualified Personnel. Barry E. Katsof, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Ronald G. Waxman, Vice-Chairman of the Board of Directors, have been primarily responsible for the development and expansion of the Company's business, and the loss of the services of either of or both those individuals could have a material adverse effect on the Company. The Company currently has three-year employment agreements with each of Messrs. Katsof and Waxman, expiring on April 30, 2006. In addition, the Company has purchased and is the beneficiary of $1 million key-man insurance policies on the lives of each of Messrs. Katsof and Waxman. Because of the specialized technical nature of the Company's business, the Company is dependent upon its ability to continue to attract and retain qualified management, marketing, engineering and technical personnel. There is intense competition for qualified personnel in the Company's business and in related businesses and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business.

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

          Exchange Rate Risk. The Company records its transactions and prepares its financial statements in Canadian dollars. During the Company's 2003 fiscal year, a material percentage of the Company's business, including approximately 6% of its sales and approximately 50% of the Company's purchases of equipment, parts and supplies, was transacted in currencies other than the Canadian dollar. Any change in the value of, for example, the United States dollar against the Canadian dollar would affect United States revenues and earnings of the Company when translated into Canadian dollars. The same result might be recognized if sales were made by the Company in countries other than Canada at material levels.

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

Capital Expenditures

          Our principal capital expenditures for each of fiscal 2001, 2002 and 2003 were for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. We have largely financed capital expenditures through working capital except for automated teller machines and the Enterprise Resource Planning (ERP) System which are financed partially through capital leases.

          In fiscal 2001, we spent approximately $742,156, $20,406, $49,005 and $15,560, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. In fiscal 2002, we spent approximately $1,480,301, $19,238, $150,429 and $16,500, respectively for automated teller machines, equipment and furniture, computer equipment and leasehold improvements. In fiscal 2003 we spent approximately $1,330,341, $444,080, $249,010, and $105,324 respectively for automated teller machines, the ERP System, computer equipment and interchange contract rights.

          During fiscal 2004, we expect to continue to make capital expenditures to expand our business in Canada, the United States and targeted European markets. In fiscal 2003 and 2004 combined the Company will also spend approximately $650,000 in changing its Enterprise Resource Planning (ERP) System. We anticipate financing these expenditures through working capital except for automated teller machines and the ERP System which will be financed through capital leases.

          (B)  Business Overview

          Frisco Bay designs, develops, markets and installs integrated systems and products predominantly for financial institutions, government agencies and major industrial corporations. The Company also provides service and support for its products and systems. The Company's systems include self-service and financial transaction processing and integrated security systems. Frisco Bay believes that its customers are shifting towards a "self-service" environment and are embracing technology to improve efficiency and reduce costs. The Company's products, systems and services are designed to help its clients improve their competitiveness and the cost effectiveness of their operations.

          The Company has been engaged in business in Canada for over three decades and its customers include Canada's seven largest banks (based on published aggregate asset values), as well as many large corporations and government agencies. In addition, the Company has sold certain financial transaction processing and security systems in the United States, Mexico and targeted European countries. Frisco Bay's customers outside of Canada primarily include dealers, banks and large institutions.

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

          The Company's principal products, systems and services include:

          Integrated Security Systems that are offered primarily in Canada and feature surveillance cameras and computer-based access systems controlled by identification cards. The Company's surveillance systems are enhanced by in-house processing and storage of image media, and the Company's ability, in certain cases, to provide photographic evidence to, and cooperate with, its customers and law enforcement agencies. The Company believes that the demand for quality low cost video photographs is increasing. To respond to this demand, the Company developed and is currently marketing its computer-based video surveillance recording and retrieval system. The Video Image Processing System ("VIP") offers a state-of-the-art method of digitizing video images and recording this information on a PC hard drive. The files can then be retrieved on-site or off-site, using VIP retrieval software. The system is currently marketed throughout Canada, the U.S. and in certain European countries, under the brand name of Intivid Solutions, a division of Frisco Bay.

          Self-Service and Financial Transaction Processing Systems that are engineered and designed to bring increased efficiency and cost savings through the automation of customer transactions. These systems are typically stand-alone units, and include automated teller machines, deposit and receipt systems, coin sorting, counting, wrapping and dispensing systems, cash sorting systems, and secure cash dispensing systems.

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

Business Strategy

          The Company's business strategy is to capitalize on its existing customer base and Canadian experience to expand its markets in the United States, Europe, New Zealand and Australia, with its proprietary products. The Company intends to distribute its products to these markets through strategic partnerships. The Company also intends to continue to modify the systems, products and services offered to its existing Canadian customers, as well as to expand its Canadian customer base through organic growth and targeted accretive acquisitions in the security and ATM industries. The Company will also continue to focus its sales effort on product lines that provide an opportunity for ongoing revenue after the initial sale in the form of supplies, service revenue and ATM transaction fee revenue. Frisco Bay believes that its competitive advantage is its ability to customize products and related applications software to produce systems that meet customer needs and are aligned to changes in the marketplace.

          The Company's strategy includes the following principal components:

          Targeted accretive acquisitions in the integrated security and white-label ATM businesses. The Company intends to expand its integrated security business by realizing a number of small "tuck-under" acquisitions to gain market share in selected regions. In addition, the Company will seek to take advantage of acquisition opportunities in the white-label ATM business. The white-label industry is highly fragmented with over 50% of machines owned by operators with less than 100 machines. As a result of tightened regulatory requirements, smaller players will not have the infrastructure required to comply and management expects that there will be consolidation in the industry.

          Penetration of the VIP Market in the United States, Europe, New Zealand and Australia. The Company is continuing its penetration into the U.S. market for its VIP product through a strategic agreement it signed with Diebold, Inc., a global provider of security solutions, and through a network of approximately 50 dealers and original equipment manufacturers. It also has dealer agreements with strategic partners in Europe, New Zealand and Australia. Additionally, global marketing efforts are underway with potential dealers.

          Expansion of Canadian Customer Base For Self-Service and Financial Transaction Processing and Integrated Security Systems. The Company intends to expand its Canadian operations by building on its current base of established clients and through the introduction of new products and enhancements to existing products and systems. In the late 1990s, the Company expanded its product offering to include White Label (non-financial institution owned) ATMs, and entered into a limited partnership agreement with G.M. Automated Teller Machine Services Inc. (ATMS Canada) to service the Eastern Canadian market. In February 2003 the Company effectively acquired the remaining 50% of Frisco/ATMS. The Company markets the machines as Frisco/ATMS. The Company believes it has developed a reputation in Canada for designing, customizing and assembling quality, automated systems and products under the Frisco Bay'TM' label for the unique applications and requirements of its customers, as well as for providing a high level of customer service and support.

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

Automated Systems and Products

          The Company believes that in response to growing competition and increased costs in the financial services marketplace, banks and other financial institutions are turning to automation to improve the quality and efficiency of, and to reduce the costs associated with, the services they provide to their retail and commercial customers. The self-service and financial transaction processing systems that Frisco Bay has developed and is marketing under the Frisco Bay'TM' label are designed to enhance an institution's product offerings and to improve that institution's productivity, efficiency and accuracy. In addition, Frisco Bay's self-service and financial transaction processing systems are designed to improve the security of money handling activities in financial institutions, casinos and industrial customers.

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

          Administrative Support Systems automate the processing of transactions in the "back office" of banks or other financial institutions, as well as in gaming casinos. These products simplify and expedite labor-intensive tasks such as sorting, processing and recording customer transactions, and prepare the currency and coins required for the institution's teller operations and ATM-type machines. Administrative support systems include the following:

          o Bank Note and Coin Sorting, Counting, Authenticating and Wrapping machines make up a full line of products that have been designed to assist personnel in the performance of certain labor-intensive tasks with greater speed, efficiency and accuracy to meet the requirements of a bank's teller operations, as well as the supply requirements of ATMs and similar machines.

Service, Support and Training

          Frisco Bay believes that customer service, technical support and training are important to the success of its business. The Company currently has a customer service, installation and support staff of approximately ninety-five persons operating from the Company's nine regional sales and/or service facilities in Canada and three in the United States. Additionally, the Company engages dealers and/or subcontractors who are trained to provide these services in certain remote areas or to supplement staff. Service and technical support offered by the Company to its customers include system planning and support, coordination and evaluation of product performance data, evaluation of existing equipment and systems specifications, site preparation, installation and user training. Frisco Bay's service and support staff are available to its customers 7 days per week, 24 hours per day.

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

          The Company generally offers warranties on its products ranging from three months to one year. Through January 31, 2003, warranty expense to the Company historically has been minimal.

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

Sales, Distribution and Marketing

          Frisco Bay's sales force currently includes approximately 25 Company employed representatives who operate on a regional basis from the Company's sales and/or service facilities in Canada and in the United States. In Canada, the Company maintains sales and/or service facilities in Quebec City, Montreal, Ottawa, Toronto, Winnipeg, Calgary, Edmonton,

Regina and Vancouver. In the United States, Frisco Bay maintains sales and/or service facilities in Parsippany, New Jersey, which is located in the New York City metropolitan area, in Keller, Texas and in Tucker, Georgia. Most of the Company's sales force is compensated by a combination of base salary and incentive payments that are based on achieving or exceeding sales quotas. The Company markets its products and systems principally through the direct efforts of its in-house sales personnel. The Company is also marketing ATMs to the White Label market in Canada through Frisco/ATMS. Frisco Bay supplements these sales efforts by attendance at major trade shows and advertising through print media in a variety of trade magazines. In addition, the Company markets and sells its financial transaction processing and VIP products through dealers in certain geographic areas that do not require the Company's physical presence.

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

Significant Customers and Order Backlog

          The Company's sales to its five largest customers accounted, in the aggregate, for approximately 25%, 34% and 28% of the Company's total sales during the fiscal years ended January 31, 2001, 2002 and 2003, respectively, and sales to the Company's two largest customers for each of those periods accounted for approximately 8%, 13% and 11%, and 5%, 7% and 7%, respectively, of total sales during those periods. There can be no assurance that any of the Company's principal customers will maintain their volume of business with the Company or that a similar volume of business would be forthcoming from new or existing customers to replace lost business, if any. The loss of one or more of the Company's existing significant customers without replacement by a customer or customers of similar volume would have a material adverse effect on the Company's business, financial condition, operating results and prospects.

          Frisco Bay's backlog of firm orders at May 31, 2003, was approximately CDN $7.6 million, compared to CDN $7.9 million at May 31, 2002. Management expects to ship all the orders included in the May 31, 2003, backlog by January 31, 2004. Additional information is contained under the caption "Item 5. Operating and Financial Review and Prospects" below.

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

          For similar reasons, the Company faces national competition in Canada in its integrated security systems market from a few large competitors, including Chubb Security Systems, ADT Security Systems, Siemens Building Technologies, Inc. and Johnson Controls and from many small to midsized competitors on a regional basis.

          Many of the Company's competitors and potential competitors have greater research, development, financial and personnel resources or name recognition than Frisco Bay. There can be no assurance that the Company will be able to maintain its market share in Canada, or that it will be able to compete successfully in the United States or elsewhere.

Patents and Trademarks

          As a result of its ongoing development efforts, the Company has developed proprietary technology. Frisco Bay currently holds one patent in Canada. This patent expires in 2006. It is the Company's policy to defend its patents, although there can be no assurance that it will have the resources to defend, or that it will be successful in defending, any such patents. Except as described above, management believes that none of Frisco Bay's current systems or products is materially dependent upon a single patent or license or group of related patents or licenses, and that timely introduction of products that incorporate new technologies and that are particularly suited to meet the needs of a specific market or customer group is the more important factor in influencing the Company's results of operations. There can be no assurance that the Company's present or future competitors will not develop technologies that are substantially equivalent or superior to the Company's technology, or that the Company's issued patent will be upheld if challenged.

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

          (C)  Organizational Structure

          The Company's wholly-owned subsidiary Frisco Bay Industries, Ltd. (a Maryland corporation) coordinates the Company's operations outside Canada.

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

                                                                    Approximate
                                                                  Square Footage
         Location                       Type of Property           of Facility
---------------------------      ------------------------------   --------------
Montreal, Quebec                 Executive Offices, Product          30,000(1)
                                 Assembly, Sales and Service,
                                 Laboratory

Toronto, Ontario                 Sales and Service, Laboratory,      14,034(2)
                                 Research and Development

Vancouver, British Columbia      Sales and Service, Laboratory        5,100(2)

Calgary, Alberta                 Sales and Service, Laboratory        4,037(2)

Winnipeg, Manitoba               Sales and Service, Laboratory        2,120(2)

Edmonton, Alberta                Sales and Service                      700(2)

Ottawa, Ontario                  Sales and Service                    1,210(2)

Parsippany, New Jersey           Sales                                  200(2)

----------
(1) Leased from an affiliate of the Company for a term expiring in 2016, with an option to renew for an additional ten-year period on substantially the same terms. Additional information is contained under the caption "Item 7. Major Shareholders and Related Party Transactions" below and in Note 14 of Notes to Consolidated Financial Statements.

(2) Leased under leases with landlords that expire at various times through 2008. See Note 14 of Notes to Consolidated Financial Statements for additional information.

          Item 5. Operating and Financial Review and Prospects

          The following discussion and analysis should be read together with the Consolidated Financial Statements of the Company including the Notes thereto. The Company prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada. For a reconciliation of differences to accounting principles generally accepted in the United States, see Note 21 of Notes to Consolidated Financial Statements. All dollar amounts discussed in this section are in Canadian dollars.

          Management operates and evaluates the Company's business in two major segments, product sales and product support and service fees. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance contract revenues and ATM machine service fees. The expenses which can be identified within each of these segments are disclosed in the Consolidated Statements of Earnings and Deficit. The assets are common to both segments and cannot be allocated.

          The following table sets forth, for the three most recent fiscal years, the percentage relationship to total revenues of principal items in the Company's Statement of Continuing Operations:

                                                         Year Ended January 31,
                                                         ----------------------
                                                           2001   2002   2003
                                                           ----   ----   ----
Revenues
   Products                                                 67%    68%    66%
   Services:
      Maintenance Agreements                                21%    11%    14%
      ATM Service Fees                                      12%    21%    20%
                                                           ---    ---    ---
   Total Services                                           33%    32%    34%
                                                           ===    ===    ===
                                                           100%   100%   100%

Costs and Expenses
   Costs of products                                        52%    45%    45%
   Costs of services                                        22%    22%    21%
   Selling, general and administrative                      25%    26%    24%
   Amortization                                              2%     2%     3%
   Interest and bank charges                                 1%     1%     1%
   Income taxes                                             (1)%    0%     2%

Net Earnings (Loss) From Continuing Operations              (1)%    4%     6%
                                                           ===    ===    ===
                                                           100%   100%   100%

          The following table sets forth, for the three most recent fiscal years, a breakdown by category of the Company's revenues, in thousands of dollars, and the percentage increase (decrease) over the previous year:

                                Year Ended January 31,     % Increase (Decrease)
                             ---------------------------   ---------------------
                               2001      2002      2003    2002 over   2003 over
                             -------   -------   -------   ---------   ---------
                                                             2001        2002
                                                             ----        ----
Products                     $23,963   $29,349   $33,918      22%         16%

Services:

   Maintenance Contracts     $ 7,554   $ 4,815   $ 6,989     (36%)        45%
   ATM Service Fees          $ 4,330   $ 8,928   $10,370     106%         16%
                             -------   -------   -------
Total Services               $11,884   $13,743   $17,359      16%         26%
                             =======   =======   =======
Total Revenues               $35,847   $43,092   $51,277      20%         19%

          The following table provides a breakdown of the Company's revenues by geographic areas in thousands of dollars for the periods indicated:

                                       CANADA                    UNITED STATES
                                Year Ended January 31,      Year Ended January 31,
                             ---------------------------   ------------------------
                               2001      2002      2003     2001     2002     2003
                               ----      ----      ----     ----     ----     -----
Products                     $21,584   $27,160   $31,064   $2,379   $2,189   $2,854

Services:

   Maintenance Contracts     $ 7,337   $ 4,598   $ 6,799   $  217   $  217   $  190
   ATM Service Fees          $ 4,330   $ 8,928   $10,370       --       --       --
                             -------   -------   -------   ------   ------   ------
Total Services               $11,667   $13,526   $17,169   $  217   $  217   $  190
                             =======   =======   =======   ======   ======   ======
Total                        $33,251   $40,686   $48,233   $2,596   $2,406   $3,044

% of Total Revenues by
   Geographic Area                93%       94%       94%       7%       6%       6%

          (A)  Operating Results

Fiscal year ended January 31, 2003 compared to fiscal year ended January 31,
2002

          Revenues. Consolidated revenues for the year ended January 31, 2003 ("Fiscal 2003") amounted to $51,277,209 compared to $43,091,872 for the year ended January 31, 2002 ("Fiscal 2002"), representing an increase of 19%.

          Product revenues. Product revenues, which include sales of new equipment and installation revenues, increased by 16% from $29,349,186 in Fiscal 2002 to $33,918,443 in Fiscal 2003. Sales of integrated security systems were 24% higher than last year due to the increased penetration of the digital video image processing (VIP) product line in the Canadian and U.S. markets, as well as the completion of major integrated systems for government agencies and large industrial customers.

          In order to support the rapid growth of the integrated security systems product line, the Company increased its workforce both in Canada and the United States. Intivid Solutions, Frisco Bay's division in charge of the development and marketing of its proprietary VIP digital video system, expanded its global dealer network to more than 50 dealers in the United States, certain European countries, New Zealand and Australia. Management expects to continue to build its dealer network in areas in which it is not currently present.

          As a percentage of total product revenues, integrated security amounted to 65% in Fiscal 2003, compared to 61% in Fiscal 2002.

          Sales of financial transaction products in Fiscal 2003 were 2% higher than the previous year primarily due to an increase in sales of cash dispensing equipment to financial institutions.

          As a percentage of total product revenues, financial transactions amounted to 35% in Fiscal 2003, compared to 39% in Fiscal 2002.

          Service Revenues: In Fiscal 2003, service revenues, which includes recurring revenue from short and long-term service and processing agreements, increased by 26% from $13,742,686 to $17,358,766. Revenues from service contracts increased by 45% to $6,988,887 from $4,814,949 in Fiscal 2002 due to a change in accounting estimates in Fiscal 2002 explained in the next paragraph, as well as an increase in service contract revenue in both the integrated security and financial transaction product lines.

          As a result of changes in the Company's business operations and practices, costs incurred on its service contracts are now spread out more evenly over the term of the contract. Therefore, the Company is now recognizing the corresponding revenue evenly over the term of the contract. As a result, in addition to an adjustment of approximately $400,000 processed in the second quarter of Fiscal 2002 on some of the Company's main contracts, this change in estimate had the one-time effect of decreasing earnings before income taxes in Fiscal 2002 by approximately $1,200,000.

          ATM service fees reached $10,369,879, a 16% increase over the levels achieved in the preceding year. ATM service fees increased due to additional revenue generated by a higher number of owned machines than the prior year, including the impact of the new contract with Gateway Casinos.

          As a percentage of total revenue, service revenues increased from 32% in Fiscal 2002 to 34% in Fiscal 2003. This increase is in line with the Company's ongoing focus on recurring revenue. As at January 31, 2003, Frisco Bay had a recurring revenue backlog from long-term agreements of approximately $46 million to be recognized over the next 3 to 5 years. This compares to a recurring revenue backlog of approximately $40 million as at January 31, 2002.

          Geographic Distribution of Revenues: Revenues generated in Canada in Fiscal 2003 at $48,233,054 were 19% higher than the previous year. Revenues generated in the United

States in Fiscal 2003 at $3,044,155 were 27% higher than the previous year. In Fiscal 2003, non-Canadian revenues represented 6% of total revenues, the same level as in Fiscal 2002.

          Costs and Expenses: Gross profits for the Company in Fiscal 2003 were $17,700,997, or 35% of revenues, compared to $14,404,499, or 33% of revenues, in Fiscal 2002.

          Gross profit as a percentage of product sales decreased to 32% in Fiscal 2003 from 35% in Fiscal 2002 mainly as a result of product mix.

          Gross margin on service revenues increased to 39% in Fiscal 2003 from 31% in Fiscal 2002. The increase is mainly attributable to the non-recurrence in Fiscal 2003 of the one-time charge incurred in Fiscal 2002 related to the change in estimate on the recognition of service contract revenue explained above.

          Selling, General and Administrative (SG&A) costs increased by 6% to $12,066,278 in Fiscal 2003 from $11,363,290 in Fiscal 2002 primarily due to increased selling expenses. As a percentage of sales, SG&A decreased from 26% in Fiscal 2002 to 24% in Fiscal 2003. The percentage decrease was due to general and administrative costs remaining flat in spite of the sales growth.

          Financial Costs: Interest expense and bank charges in Fiscal 2003 amounted to $327,808, a 27% decrease over the level of the previous year. The decrease was due to the lower level of average short-term borrowings during the year compared to the previous year, and increased interest income partially offset by higher interest expense on obligations under capital leases.

          Income Taxes: An income tax expense of $871,000 was recorded in Fiscal 2003 compared to $36,000 in Fiscal 2002. The current tax expense of $333,000 in Fiscal 2003 was higher than the $262,000 recorded in Fiscal 2002 due to the increased level of earnings before taxes. A future income tax expense of $538,000 was recorded in Fiscal 2003 compared to a future income tax recovery of $226,000 in Fiscal 2002. In Fiscal 2003, the future tax expense represents the utilization of tax loss carry forwards and capital cost allowance claims in excess of book depreciation, while the future income tax recovery recorded in Fiscal 2002 was based on management's estimates of the future tax benefits available from capital cost allowance claims in excess of net book value of capital assets, investment tax credits and losses carried forward.

          Net Earnings: In Fiscal 2003, the Company generated net earnings of $3,140,081, or $1.32 per share, a 78% improvement over earnings of $1,767,618, or $0.76 per share, in Fiscal 2002.

Fiscal year ended January 31, 2002 compared to fiscal year ended January 31,
2001

          Revenues. Consolidated revenues for the year ended January 31, 2002 ("Fiscal 2002") amounted to $43,091,872 compared to $35,847,437 for the year ended January 31, 2001 ("Fiscal 2001"), representing an increase of 20%.

          Product revenues. Product revenues increased by 22% from $23,963,480 in Fiscal 2001 to $29,349,186 in Fiscal 2002. Sales of integrated security systems were 22% higher than last year primarily due to the increased penetration of the digital video image processing (VIP) product line in the Canadian and U.S. markets.

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

          Service Revenues: In Fiscal 2002, service revenues increased by 16% from $11,883,957 to $13,742,686. Revenues from service contracts decreased by 36% to $4,814,949 from $7,553,674 in Fiscal 2001. As a result of changes in the Company's business operations and practices, costs incurred on its service contracts are now spread out more evenly over the term of the contract. Therefore, starting in fiscal 2002 the Company is now recognizing the corresponding revenue evenly over the term of the contract. This change in estimate had the effect of decreasing earnings before income taxes in fiscal 2002 by approximately $1,200,000.

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

Subsequent Events

          On February 27, 2003, the Company effectively acquired, through a series of transactions, the remaining 50% in ATMS/Frisco Bay and company Limited Partnership ("ATMS"). As consideration for the aggregate purchase price of approximately $6,300,000, the Company paid $3,600,000 in cash, assumed $1,000,000 of liabilities and owes a balance of purchase price of $1,700,000 to be paid out of internally generated cash flows over the next two years. The results of the remaining 50% interest in ATMS will be included commencing February 1, 2003. This acquisition will be accounted for using the purchase method. The allocation of the purchase price to the fair value of the identifiable assets and liabilities has not yet been completed.

Exchange Rate Risk

          The Company records its transactions and prepares its financial statements in Canadian dollars. During Fiscal 2003, approximately 6% of sales and 50% of purchases of equipment, parts and supplies were transacted in currencies other than the Canadian dollar. During Fiscal 2003, most foreign currencies with which the Company deals appreciated in comparison to the Canadian dollar. The appreciation of the U.S. dollar relative to the Canadian dollar is tabled under the caption "Item 3. Key Information-Exchange Rates" above.

          As of May 31, 2003, the Company had entered into foreign exchange contracts to purchase US $200,000 (CDN $285,860) in the month of June and US $200,000 (CDN $286,340) in the month of July. The contracts can be exercised at any time during the respective months.

          (B)  Liquidity and Capital Resources

          The Company's cash requirements are for capital expenditures and working capital. The Company believes that cash flow from operating activities, cash on hand (including the $4 million invested in short-term deposits, bankers' acceptances, provincial bonds and cash), and periodic short-term borrowings will be adequate to meet its operating cash requirements for the next 12 months.

          The Company has negotiated a revolving operating facility of $5 million at rates ranging from bank prime to bank prime plus 1/2%. At January 31, 2003, the Company was not utilizing its operating line. At January 31, 2002, the Company had utilized its operating line to the extent of $2,700,000, including the issuance of Letters of Credit to suppliers.

          ATMS has negotiated an operating demand line of credit of $5.75 million at a rate of bank prime plus 1/2%. This line is used to finance cash loaded into the ATMs. The cash is presented as part of cash in circulation in automated teller machines in the current assets section of the balance sheet. At January 31, 2003, ATMS had utilized its operating line to the extent of $2,280,451, as compared to $1,173,071 at January 31, 2002.

          Working capital as at January 31, 2003 and 2002 was $10,447,875 and $7,012,266 respectively.

Subsequent Events

          On February 19, 2003, the Company obtained a $3,500,000 term loan, in part, to finance the ATMS acquisition. The loan bears an annual interest at the bank's prime rate plus 0.875%, and is repayable over three years. The Company also has the right to prepay the term loan at any time. As security for the term loan and for the Company's current credit facility (note 10), the Company has pledged a $12,500,000 moveable hypothec on accounts receivable, inventories and other moveable property. The Company has also provided an assignment of fire insurance on the Company's assets and life insurance on the Company's executives. The terms of the banking agreement require the company to comply with certain financial ratios.

          On February 24, 2003, the Company obtained a $1,500,000 credit facility to provide vault cash for automated teller machines. The demand loan bears an annual interest at the bank's prime rate plus 0.25% and is secured by a letter of credit from the Company's principal bank. The terms of the credit facility require the Company to comply with certain financial ratios.

          On June 16, 2003, the Company agreed to a US$2,187,900 private placement financing consisting of 243,100 common shares at US$9.00 per common share. The net proceeds of the financing will be used to reduce debt taken on in its recent acquisition of the remaining 50% of Frisco/ATMS Limited partnership and to support the Company's acquisition strategy.

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

          The Company's research and development expenditures for the fiscal years ended January 31, 2001, 2002 and 2003, were $294,999, $311,439 and
$356,435, respectively.

          Under accounting principles generally accepted in Canada, development costs may be capitalized upon meeting certain specific criteria, including the establishment of technological feasibility. The Company had capitalized development expenditures of $127,818 during fiscal 2001. The Company had no capitalized development expenditures in its 2002 and 2003 fiscal years. The Company intends to continue to expense its development costs as incurred. Amortization of these capitalized costs is presented separately on the statement of earnings. Development costs include the salaries and benefits of certain employees who work full time on new product development, as well as costs of materials and labor related to new prototypes. These costs also include miscellaneous travel and other expenses related to specific development activities. Once a product is commercialized, the capitalized development costs related to that product are amortized over a two-year period.

          The Company evaluates the viability of products on an annualized basis and deferred costs relating to products that are no longer expected to attain commercial success are written off immediately. As at January 31, 2003, the Company had no unamortized deferred development costs. Under United States generally accepted accounting principles, development costs are expensed as incurred. See Note 21 of Notes to Consolidated Financial Statements for additional information.

          The Company is continuing its policy of investing in development programs and has budgeted $350,000 for development for its fiscal year ending January 31, 2004. There can be no assurance, however, that such expenditures will result in any short-term or long- term benefits to the Company.

          (D)  Trend Information

          The market for security systems integration is one of the fastest growing sectors of the security industry. Industry analysts expect this segment to grow at a rapid pace over the next 3 to 5 years. However, recent global economic and political uncertainties have resulted in reduced capital spending in the short term. As a result, market growth in this sector has slowed down in the first half of 2003. The outlook for Frisco Bay in this market segment is to complement organic growth with targeted acquisitions to improve our market position in selected geographical areas and to continue expanding our global VIP dealer network. Also, we are looking to broaden our product and service offering in this space by providing our customer base additional outsourcing services.

          In the self-service and financial transaction processing business, we are continuing to follow our successful strategy of maintaining sales of new and current product to grow the recurring maintenance contract revenue base. We are also introducing new self-service products to the gaming casino industry to support their transition to cashless operations.

          The White-Label ATM industry is highly fragmented as more than 50% of companies operate networks of less than 100 machines. Regulators have also recently tightened operational requirements and this is having a significant impact on the smaller companies. With its network of 1300 machines, Frisco Bay is one of the leaders in Canada and already has all of the controls in place to meet the new regulatory environment. As a result, the Company is well positioned to take advantage of consolidation in this industry.

          Because of the consolidation within the financial industry in the United States and Canada, both in terms of industry concentration and internal reorganization, Frisco Bay has, in recent years, focused on increasing sales of its integrated security systems and its financial processing products outside of the financial industry.

          The Company has been successful at increasing its level of business to other industries including global retail chains, auto manufacturers and information technology organizations as well as gaming casinos. Consequently, although still extremely important to the Company, orders from financial institutions represent approximately 25% of total revenues down from more than 50% in the 1990's. These institutions typically place orders for a major portion of their capital budgets in the latter part of the calendar year.

          Item 6. Directors, Senior Management and Employees

          (A)  Directors and Senior Management

          The following table sets forth, as of May 31, 2003, the Directors and executive officers of the Company:

                                                                      Date First Became an
                                                                            Executive
          Name                             Position                    Officer or  Director
          ----                             --------                   --------------------
Barry E. Katsof (1)(2)      Chief Executive Officer and Chairman of
                            the Board of Directors                    February, 1987

Ronald G. Waxman(3)         Vice Chairman and
                            Director                                  December, 1988

Robert Gagnon               Vice President, Finance and Information
                            Technology and Assistant Secretary        April 2001

Heather Halickman(4)        Vice President, Human Resources
                            and Secretary                             April, 1992

Dominique Mimeault          Vice President,
                            Special Projects                          September, 1997

Abraham Nozetz(2)(5)(6)     Director                                  June, 1993

Brahm M. Gelfand(1)(2)(6)   Director                                  June, 1993

Jan Westlund(5)             Director                                  July, 1995

James G. Spencer(1)         Director                                  July, 1999

----------
(1) Class III Director, current term of office expires at the Annual Meeting of Shareholders in 2005.

(2)  Member of the audit committee.

(3) Class II Director, current term of office expires at the Annual Meeting of Shareholders in 2004.

(4) Ms. Halickman stepped down as Vice President, Human Resources and Secretary on June 13, 2003.

(5) Class I Director, current term of office expires at the Annual Meeting of Shareholders in 2003.

(6)  Member of the compensation committee.

          Set forth below is information regarding the relevant business experience of our Directors and executive officers.

          Barry E. Katsof

          Age: 55. Co-founded the Company in 1972 and Chief Executive Officer and Chairman of the Board of Directors since February 1987. Mr. Katsof has been a director of Quebec Blue Cross since 1992, and was previously a director of Promatek Industries Ltd., an electronic copy control manufacturer. Mr. Katsof received a Bachelor of Commerce degree (the equivalent in the United States of an under-graduate business degree) from Sir George Williams University, a predecessor of Concordia University, in 1970.

          Ronald G. Waxman

          Age: 53. A co-founder of Camtron Electronics International Ltd. in 1977, a company which prior to its amalgamation with Frisco Bay, was a subsidiary of the Company. Previously, the President of the Company and currently Vice Chairman and Chief Operating Officer since August 1995 and a Director since December 1988. Mr. Waxman received a Bachelor of Commerce degree from Sir George Williams University in 1971.

          Robert Gagnon

          Age: 44. Vice President Finance and Information Technology and Assistant Secretary since April 2001. Mr. Gagnon was employed by Saturn (Solutions) Inc. as Vice President from 1999 to 2001 and Corporate Controller from 1997 to 2001. From 1995 to 1997, he was Director of Finance of the vaccine subsidiary of BioChem Pharma Inc. From 1989 to 1994, he was employed by Domtar Inc. where he held various positions including Director - Financial Planning and Management Reporting. Mr. Gagnon received his Bachelor in Accounting and Business Administration from the University of Montreal (H.E.C.) in 1991. He qualified as a Certified General Accountant in Canada in 1984.

          Heather Halickman

          Age: 55. Ms. Halickman was Vice President, Human Resources from 1992 and Secretary of the Company from 1993 until she stepped down on June 13, 2003. Ms. Halickman joined the Company in April 1978 and previously served as Personnel Manager from 1985 to 1989 and as Marketing Manager from 1989 until 1992. Ms. Halickman received a teaching diploma from MacDonald College in 1966, at that time the education faculty of McGill University in Montreal, and was an elementary school teacher until 1975.

          Dominique Mimeault

          Age: 51. Vice President, Special Projects since August 2000, previously Vice President, Service and Product Delivery since November 1997. Mr. Mimeault joined the Company in 1986 and served as account manager from 1986 to 1989, and as Vice President and General Manager for the Eastern Region from 1989 until 1997. Prior to joining Frisco Bay Mr. Mimeault spent 14 years with the Royal Bank of Canada where he held various management positions.

          Abraham Nozetz

          Age: 70. A Director of the Company since June 1993. Prior to his retirement Mr. Nozetz was a partner in the firm of Fuller Landau, independent chartered accountants, and its predecessors.

          Brahm M. Gelfand

          Age: 66. A Director of the Company since June 1993 and previously served as Secretary from January 1992 to September 1993. Mr. Gelfand has been a partner in the law firm of Lapointe Rosenstein, the Company's Canadian legal counsel, for over twenty-five years. Mr. Gelfand is currently a member of the Board of Governors of Dynamic Mutual Funds and serves as a trustee for Dynamic QSSP Fund . He also serves as a director of Innovium Capital Corp. and SureFire Commerce Inc. Amongst his community endeavors, Mr. Gelfand is a Director of a number of non-profit corporations, namely the Roasters' Foundation, the Sir Mortimer B. Davis-Jewish General Hospital, the Hospital's Foundation and Summit School. He earned a Bachelor of Arts degree in 1957 and a Bachelor-Civil Law degree in 1960 from McGill University in Montreal. He is a member of the Bar of the Province of Quebec, the Canadian Bar Association and the American Bar Association. Additional information regarding Mr. Gelfand's relationship with the Company is contained under the caption "Item 7.(B) Related Party Transactions" below.

          Jan Westlund

          Age: 61. A Director of the Company since July 1995, Mr. Westlund is an international business consultant and is founder and Chairman of Business Support Systems, a consulting firm located in Sweden. Mr. Westlund was previously Managing Director of Inter-Innovation, the world's largest manufacturer of cash dispensing machines, that was subsequently sold to De La Rue Systems of England.

          James G. Spencer

          Age: 60. A Director of the Company since July 1999, Mr. Spencer is semi-retired but serves as President of The Tartan Group Inc., a business-consulting firm located in Boca Raton, Florida. Mr. Spencer was previously Vice President and part owner of Casi Rusco, Inc., currently a division of Interlogix. He has also held multiple sales and marketing management positions with IBM. Mr. Spencer is a graduate of Pace University in New York, where he earned BBA and MBA degrees.

          (B)  Compensation

          For the fiscal year ended January 31, 2003, all Directors and executive officers of the Company as a group (9 persons) received total compensation of approximately $1,390,127.

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

          Information regarding options held by Directors and executive officers who served during the fiscal year, is contained under the caption "Item 6.(E) Share Ownership" below.

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

          (D)  Employees

          As of January 31, 2003, Frisco Bay had approximately one hundred eighty full-time employees. Functionally, approximately thirteen employees are engaged in product assembly, shipping and warehousing operations, one hundred twenty-six in marketing, sales, service and support, two in research and development and thirty-nine in general and administrative activities. Three of the Company's full-time employees are employed in operations outside of Canada.

          (E)  Share Ownership

          The following information with respect to the outstanding shares of Class A Common Stock and Common Stock beneficially owned by each Director of the Company, each nominee for Director of the Company, each executive officer named under the caption "6.(A) Directors and Senior Management" above, each former executive officer who served for all or part of the fiscal year and all Directors and executive officers of the Company as a group, is furnished as of May 31, 2003. Except as otherwise noted, each person listed in the table owns all shares directly and has sole voting and investment power.

                                                        NUMBER OF
                          NUMBER OF                     SHARES OF
                          SHARES OF      NUMBER OF     COMMON STOCK
                           CLASS A       SHARES OF     THAT MAY BE      PERCENT
                           COMMON         COMMON         ACQUIRED      OF CLASS   PERCENT
                           STOCK          STOCK       WITHIN 60 DAYS      A         OF
                        BENEFICIALLY   BENEFICIALLY      BY OPTION      COMMON     COMMON
        NAME               OWNED         OWNED(1)        EXERCISE        STOCK     STOCK
---------------------   ------------   ------------   --------------   --------   -------
Barry E. Katsof(2)         546,793            --              --        68.35%       --

Ronald G. Waxman(3)        252,707            --              --        31.59%       --

Robert Gagnon                   --         2,667           2,667           --          *

Heather Halickman(4)           200         2,000           2,000             *         *

Dominique Mimeault             200         2,150              --             *         *

Abraham Nozetz                  --        22,500          22,500           --      1.31%

Brahm M. Gelfand                --        22,500          22,500           --      1.31%

Jan Westlund                    --        30,015          30,015           --      1.75%

James G. Spencer(5)             --        11,000          10,000           --          *

All Directors and
executive officers
as a group

(9 persons)...............  799,900        92,832          89,682        99.99%     5.29%

----------
* Indicates less than one percent.

(1) Amounts include the shares shown in the next column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire them pursuant to options exercisable within 60 days (on or before July 31, 2003).

(2)  Held by 92324 Canada Ltd., a company controlled by Mr. Katsof.

(3) Held by 126909 Canada, Inc. ("Waxco"), a company controlled by Mr. Waxman. Pursuant to an agreement entered into among Waxco, 92324 Canada Ltd. ("Katsco"), Ronald G. Waxman, Barry E. Katsof and Brahm M. Gelfand (an escrow agent), Mr. Katsof, through Katsco, is currently entitled to exercise the voting rights attached to the Class A Common Shares held by Waxco.

(4) Ms. Halickman stepped down as Vice President, Human Resources and Secretary on June 13, 2003.

(5)  Mr. Spencer shares voting and investment power with his spouse.

Aggregate Options to Purchase Securities

          As of May 31, 2003, each Director of the Company, each nominee for Director of the Company, each executive officer named under the caption "6.(A) Directors and Senior Management" above and each former executive officer who served for all or part of the fiscal year held the following options to purchase Common Stock of the Company.

                                           EXERCISE PRICE PER
       NAME            NUMBER OF OPTIONS         SHARE          EXPIRATION DATE
--------------------   -----------------   ------------------   ---------------
Robert Gagnon                 6,000              $3.250          April 9, 2011

Heather Halickman(1)          7,000              $2.500          March 1, 2011

Abraham Nozetz                7,500              $2.630           May 1, 2007

                              5,000              $2.938           May 20, 2009

                             10,000              $5.300           May 8, 2012

Brahm M. Gelfand              7,500              $2.630           May 1, 2007

                              5,000              $2.938           May 20, 2009

                             10,000              $5.300           May 8, 2012

Jan Westlund                  7,515              $4.000          July 28, 2005

                              7,500              $2.630           May 1, 2007

                              5,000              $2.938           May 20, 2009

                             10,000              $5.300           May 8, 2012

Jim Spencer                  10,000              $5.300           May 8, 2012

(1) Ms. Halickman stepped down as Vice President, Human Resources and Secretary on June 13, 2003.

Stock Incentive Plan

          In 1993, the Company amended and restated its Stock Incentive Plan. The Company has since further amended the Stock Incentive Plan in 1995 and 2002, in order to increase the number of shares of Common Stock available for issuance pursuant to the exercise of awards granted under the Stock Incentive Plan. The purpose of the Stock Incentive Plan is to promote the interests of the Company, its affiliates and its shareholders by providing the Company's officers, Directors, consultants and key employees an opportunity to acquire a proprietary interest in the Company. Under the Stock Incentive Plan, the Company has reserved for issuance 900,000 shares of Common Stock. No award may be granted under the Stock Incentive Plan after June 22, 2004.

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

          At May 31, 2003, options to purchase an aggregate of 140,915 shares of Common Stock, at prices ranging from U.S. $2.188 to U.S. $11.20 per share, were currently outstanding under the Stock Incentive Plan. In addition, an aggregate of 1,100 SARs, not in tandem with options with a value of U.S. $1.00 per SAR, were outstanding at that date.

          Included in the foregoing are options for an aggregate of 98,015 shares of Common Stock at prices ranging from U.S. $2.50 to U.S. $5.30 per share, held by all Directors and officers as a group (9 persons).

          During Fiscal 2003, certain of the Company's management were granted an aggregate of 2,427 shares of Common Stock for no consideration based on the achievement of specific financial and other objectives.

          Item 7. Major Shareholders and Related Party Transactions

          (A)  Major Shareholders

          The following table sets forth as of May 31, 2003, all persons known to the Company to be the owner of more than five percent of the Company's Common Stock or Class A Common Stock. Except as disclosed in the footnotes below, the Company, to the best of its knowledge, is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person.

                                                              AGGREGATE VOTING
                                                              POWER OF COMBINED
  TITLE           IDENTITY OF           AMOUNT    PERCENT   CLASS A COMMON STOCK
OF CLASS        PERSON OR GROUP         OWNED    OF CLASS     AND COMMON STOCK
--------   -------------------------   -------   --------   --------------------
Class A
Common
Stock      Barry E. Katsof(1)(2)       546,793    68.35%            44.48%

Class A
Common
Stock      Ronald G. Waxman(3)(4)      252,707    31.59%            20.56%

Common     Sprott Asset Management
Stock         Inc.                     405,600    23.62%             8.25%

Common
Stock      Summit Capital Management   142,850     8.32%             2.91%

----------
(1)  Held by 92324 Canada Ltd. ("Katsco"), a company controlled by Mr. Katsof.

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

          At May 31, 2003, the Company had 1,717,173 shares of Common Stock outstanding, which, to the best of the Company's knowledge, were held by 687 record holders, 601 of which, holding an aggregate of approximately 1,317,000 shares of Common Stock, were in the United States. Based on the number of proxy statements distributed in connection with the Company's 2002 Annual Meeting of Shareholders, the Company believes it has more than

800 beneficial holders. In addition, as of May 31, 2003, the Company had 799,967 shares of Class A Common Stock, no par value, outstanding.

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

          The Company has provided a guarantee of $225,000 to secure a second mortgage taken by 151185 Canada Inc., from which office space is leased. The second mortgage is repayable over four years and is also secured by a second mortgage on the building where the Company's head office is located.

          From February 1987 to February 1995, the Company made annual advances to 92324 Canada Inc. and 126909 Canada Inc., corporations currently controlled by Messrs. Katsof and Waxman, to fund those corporations' shareholder buy-out arrangements. As of May 31, 2003, the remaining balance of such advances aggregated approximately $73,000. The loans are unsecured, non-interest bearing and due not earlier than February 1, 2004.

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

          Item 9. The Offer and Listing

          (A)  Offer and Listing Details

          The following table sets forth (in U.S. dollars) the high and low closing prices as reported by Nasdaq for the Company's Common Stock for each of the indicated periods:

             Annual high-low price history for previous five fiscal years

          Fiscal Year Ended       High       Low
          -----------------      -----      -----
          January 31, 1999       3.375       1.25
          January 31, 2000       3.688      1.719
          January 31, 2001        7.50      1.375
          January 31, 2002       7.370      1.625
          January 31, 2003       12.05       4.45

Quarterly high-low price history for previous two fiscal years and the most recent full financial quarter

          Quarter Ended           High       Low
          -----------------      ------     -----
          April 30, 2001           4.00     1.688
          July 31, 2001           4.490     2.530
          October 31, 2001        4.550     2.060
          January 31, 2002        7.370     3.910
          April 30, 2002          6.500     3.950
          July 31, 2002          12.050     5.110
          October 31, 2002       11.170     7.800
          January 31, 2003       11.440     8.500
          April 30, 2003         11.200     8.820

             Monthly high-low price history for previous six months

              Month               High       Low
          -------------          ------     ------
          December 2002          11.240     10.290
          January 2003           11.440      9.500
          February 2003          10.010      9.450
          March 2003             10.050      8.820
          April 2003             11.200      8.900
          May 2003                9.850      8.800

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

Preferred Stock

          Our Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any. The Preferred Shares as a class are entitled to priority over the Common Stock and Class A Common Stock if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class are not entitled to receive notice of, attend or vote at any meeting of our shareholders. As of May 31, 2003, no Preferred Shares have been issued by the Company.

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

          The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the Directors of the Company and the auditors of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

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

          The Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended up to January 18, 2003, including as amended by the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not that controlling entity is Canadian. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

          Investments requiring review and approval include (i) a direct acquisition of control of a Canadian business with assets with a value of CDN $5,000,000 or more, (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO investor" or the Canadian business is controlled by a WTO investor (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to the acquisitions discussed in (i) and (iii) above for 2003 is CDN $223,000,000 multiplied by the quotient obtained by dividing the current nominal gross domestic product of Canada ("GDP") by the previous year's GDP, as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from WTO investors are not subject to review. A "WTO investor", as defined under the Act, includes an individual who is a national of a member of the World Trade Organization or who has the right of permanent residence in relation to such member, and an entity that is controlled by a WTO investor in accordance with the Act. Certain other corporations, limited partnerships and trusts may also qualify as WTO investors. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

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

          The discussion of Canadian Tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), all proposed amendments to the Act and the regulations thereto as of the date hereof, the Canada-United States Tax Convention (the "Convention") and counsel's understanding of published administrative practices of the Canada Customs and Revenue Agency and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the United States.

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

NON-U.S. HOLDERS

          A Non-U.S. Holder should not be subject to U.S. federal income or withholding taxes with respect to the sale, disposition or any distribution in respect of the Common Stock, unless (i) such income is effectively connected with trade or business conducted by such Non-U.S. holder within the United States, or (ii) in the case of an individual, such Non-U.S. Holder is a nonresident alien who holds the Common Stock as a capital asset and is present in the United States for 183 days or more during a taxable year and certain other conditions are satisfied.

     United States Information Reporting and Backup Withholding

          For each calendar year in which the Common Stock is outstanding, the Company, its agents or paying agents or a broker may be required to provide the IRS with certain information, including the Holder's name, address and taxpayer identification number, information concerning distributions on the Common Stock during the calendar year and the amount of tax withheld, if any. This obligation however, does not apply with respect to certain Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts. A backup withholding tax will apply to payments if a U.S. Holder fails to provide a taxpayer identification number. Backup withholding is applied at a rate not to exceed 28%.

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

          Item 11. Quantitative and Qualitative Disclosures About Market Risk

          The Company records its transactions and prepares its financial statements in Canadian dollars. During the Company's 2003 fiscal year, a material percentage of the Company's business, including approximately 6% of its sales and approximately 50% of the Company's purchases of equipment, parts and supplies, was transacted in currencies other than the Canadian dollar. Any change in the value of, for example, the United States dollar against the Canadian dollar would affect United States revenues and earnings of the Company when translated into Canadian dollars. The same result might be recognized if sales were made by the Company in countries other than Canada at material levels.

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

                                     PART II

          Item 13. Defaults, Dividend Arrearages and Delinquencies

          None.

          Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

          Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

          As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the "Exchange Act")) was carried out by the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that as of such date the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

Changes in Internal Controls

          Subsequent to the completion of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

          Item 18. Financial Statements

          The following documents are filed as part of this Annual Report on Form 20-F beginning on page F-1.

Document Title:                                                             Page
--------------                                                              ----
Report of Richter, Usher & Vineberg, General Partnership                     F-1

Report of Ernst & Young, LLP                                                 F-2

Consolidated Balance Sheets as at January 31, 2003 and 2002                  F-3

Consolidated Statement of Earnings and Deficit
for the years ended January 31, 2001, 2002 and 2003                          F-5

Consolidated Statement of Cash Flows
for the years ended January 31, 2001, 2002 and 2003                          F-6

Notes to Consolidated Financial Statements                                   F-7

          Item 19. Exhibits

Exhibit Number   Description of Document
--------------   -----------------------

1.1              Articles of Amalgamation of the Company dated February 1, 1989 as amended by Articles of Amendment dated October 4, 1993.(1)

1.2              By-laws of the Company.(1)

4.1              Frisco Bay Industries Ltd. Stock Incentive Plan.(2)

4.2              Employment Agreement, dated October 23, 1993, between the
                 Company and Barry Katsof.(1)

4.3 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Barry Katsof.(3)

4.4              Employment Agreement, dated October 23, 1993, between the
                 Company and Ronald G. Waxman.(1)

4.5 Amendment, dated June 25, 1996, to Employment Agreement between the Company and Ronald G. Waxman.(3)

4.6              Employment Agreement, effective April 9, 2001, between the
                 Company and Robert Gagnon.(3)

4.7              Employment Agreement, effective February 1, 1998, as amended
                 March 8, 2001, between the Company and Heather Halickman.(3)

4.8              Employment Agreement, effective February 1, 1998, as amended
                 April 2, 2001, between the Company and Dominique Mimeault.(3)

10.1             Consent of Richter, Usher & Vineberg, General Partnership

10.2             Consent of Ernst & Young, LLP

99.1             Certification of Principal Executive Officer pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

99.2             Certification of Principal Financial Officer pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

----------------
(1) Incorporated by reference to the Registrant's Registration Statement on Form F-1 (file no. 33-66616) and any amendments thereto.

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (file no. 333-01002) and any amendments thereto, and as amended on February 10, 1997 (file no. 333-6430) and on January 9, 2003 (file no. 333-102435).

(3) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2001.

Auditors' Report

To the Shareholders of
Frisco Bay Industries Ltd.

We have audited the consolidated balance sheets of Frisco Bay Industries Ltd. as at January 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the years ended January 31, 2003 and 2002 to the extent summarized in note 21 to the consolidated financial statements.


/s/ Richter, Usher & Vineberg
-------------------------------------
Chartered Accountants
General Partnership

Montreal, Quebec
April 17, 2003

AUDITORS' REPORT

To the Shareholders of
FRISCO BAY INDUSTRIES LTD.

We have audited the consolidated balance sheets of FRISCO BAY INDUSTRIES LTD. as at January 31, 2001, and the consolidated statements of earnings (loss) and deficit and cash flows for the year then ended. Our audit also included the information as at and for the year ended January 31, 2001, included in the financial statement schedule listed under the caption "Item 18 Financial Statements" of the 2001 Form 20-F Annual Report. These consolidated financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2001, and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles. Also in our opinion, the information as at and for the year ended January 31, 2001, included in the financial statement schedule referred to above, when considered in relation to the basic 2001 financial statements taken as a whole, is presented fairly in all material respects.


                                                     /s/ ERNST & YOUNG LLP
                                                     ---------------------------
Montreal, Canada,
May 11, 2001.                                        Chartered Accountants

Frisco Bay Industries Ltd.

Consolidated Balance Sheets
As At January 31
(Expressed in Canadian Funds)

                                                            2003          2002
---------------------------------------------------------------------------------
Assets

Current

   Cash - operations                                    $   813,644   $   738,722
   Cash - in circulation in automated teller machines     2,176,445     1,226,240
   Marketable securities, at cost
      which approximates quoted values (note 5)           3,274,104     2,815,762
   Accounts receivable and other
      assets (note 6)                                    10,485,470    11,202,050
   Inventories (note 7)                                   5,265,412     5,475,345
   Costs and estimated earnings in excess of billings
      on uncompleted contracts                              339,151       106,072
   Future income taxes                                      162,000       288,000
---------------------------------------------------------------------------------
                                                         22,516,226    21,852,191

Loans Receivable, Controlling Shareholders (note 8)          73,020        93,020

Capital Assets (note 9)                                   4,768,743     3,884,188

Future Income Taxes                                              --       412,000

Development Costs, unamortized balance                           --        61,362

Deferred Charges, unamortized balance                       171,573            --

Goodwill                                                     37,642        37,642
---------------------------------------------------------------------------------

                                                        $27,567,204   $26,340,403
=================================================================================

See accompanying notes

Approved on Behalf of the Board:

/s/ Barry E. Katsof                       Director
-----------------------------------------

/s/ Ronald G. Waxman                      Director
-----------------------------------------

                                                              2003          2002
-----------------------------------------------------------------------------------
Liabilities

Current

   Bank indebtedness - operations (note 10)               $   105,366   $ 2,700,000
   Bank indebtedness - cash in circulation
      in automated teller machines (note 10)                2,175,085     1,173,071
   Accounts payable and accrued liabilities (note 11)       6,294,825     7,445,978
   Income taxes payable                                        32,607        67,000
   Current maturity of obligations under capital leases       953,846       969,264
   Term bank loan (note 12)                                   395,833            --
   Deferred revenue                                         2,110,789     2,484,612
-----------------------------------------------------------------------------------
                                                           12,068,351    14,839,925
-----------------------------------------------------------------------------------

Obligations Under Capital Leases (note 13)                    631,666       924,241
-----------------------------------------------------------------------------------

Deferred Revenue                                              433,678       141,013
-----------------------------------------------------------------------------------
Commitments and Contingencies (note 14)

Shareholders' Equity

Capital Stock (note 15)                                    15,966,588    15,115,644

Contributed Surplus (note 15)                                 104,865        97,605

Deficit                                                    (1,637,944)   (4,778,025)
-----------------------------------------------------------------------------------
                                                           14,433,509    10,435,224
-----------------------------------------------------------------------------------

                                                          $27,567,204   $26,340,403
===================================================================================

See accompanying notes

Frisco Bay Industries Ltd.

Consolidated Statements of Earnings and Deficit
For the Years Ended January 31
(Expressed in Canadian Funds)

                                                      2003         2002          2001
                                                                               (note 23)
-----------------------------------------------------------------------------------------
Revenues

   Products                                       $33,918,443   $29,349,186   $23,963,480
   Services
      Maintenance contracts                         6,988,887     4,814,949     7,553,674
      Automated teller machine fees                10,369,879     8,927,737     4,330,283
-----------------------------------------------------------------------------------------
                                                   51,277,209    43,091,872    35,847,437
-----------------------------------------------------------------------------------------
Costs and Expenses

   Costs of products                               22,924,482    19,212,675    18,788,066
   Costs of services                               10,651,730     9,474,698     7,891,725
   Selling, general and administration             12,066,278    11,363,290     8,957,828
   Amortization of capital assets                   1,234,468       702,784       508,312
   Amortization of development costs                   61,362        66,456        66,449
   Amortization of goodwill                                --        18,820        24,452
   Interest on obligations under capital leases
      and term bank loan                              151,458       123,018        79,810
   Other interest                                     257,794       396,599       266,492
   Interest income                                    (81,444)      (70,086)      (59,641)
-----------------------------------------------------------------------------------------
                                                   47,266,128    41,288,254    36,523,493
-----------------------------------------------------------------------------------------

Earnings (Loss) Before Income Taxes                 4,011,081     1,803,618      (676,056)
-----------------------------------------------------------------------------------------

Income taxes (note 16)
   Current                                            333,000       262,000            --
   Future                                             538,000      (226,000)     (474,000)
-----------------------------------------------------------------------------------------
                                                      871,000        36,000      (474,000)
-----------------------------------------------------------------------------------------

Net Earnings (Loss)                                 3,140,081     1,767,618      (202,056)

Deficit - Beginning of Year                        (4,778,025)   (6,545,643)   (6,343,587)
-----------------------------------------------------------------------------------------

Deficit - End of Year                             $(1,637,944)  $(4,778,025)  $(6,545,643)
=========================================================================================

Earnings (Loss) Per Share (note 18)               $      1.32   $      0.76   $     (0.09)
=========================================================================================

Diluted Earnings (Loss) Per Share (note 18)       $      1.27   $      0.74   $     (0.09)
=========================================================================================

See accompanying notes

Frisco Bay Industries Ltd.

Consolidated Statements of Cash Flows
For the Years Ended January 31
(Expressed in Canadian Funds)

                                                             2003           2002         2001
                                                                                       (note 23)
------------------------------------------------------------------------------------------------
Funds Provided (Used) -

   Operating Activities

      Net earnings (loss)                                 $ 3,140,081   $ 1,767,618   $ (202,056)
      Future income taxes                                     538,000      (226,000)    (474,000)
      Common shares awarded                                    28,856        26,267       30,664
      Stock appreciation rights                                12,029            --           --
      Amortization of capital assets                        1,234,468       702,784      508,312
      Amortization of development costs                        61,362        66,456       66,449
      Amortization of goodwill                                     --        18,820       24,452
      Amortization of deferred charges                         28,427            --           --
------------------------------------------------------------------------------------------------
                                                            5,043,223     2,355,945      (46,179)
      Changes in non-cash operating elements
         of working capital (note 20)                        (573,270)    2,191,571     (832,751)
------------------------------------------------------------------------------------------------
                                                            4,469,953     4,547,516     (878,930)
------------------------------------------------------------------------------------------------

   Financing Activities

         Bank indebtedness                                 (1,592,620)   (1,478,328)   1,413,609
         Repayments of obligations under capital leases    (1,061,022)     (682,247)    (309,699)
         Increase in obligations under capital leases         753,029     1,513,148      149,060
         Issue of common shares                               817,319        24,240       44,433
         Decrease in loans receivable,
            controlling shareholders                           20,000            --           --
         Increase in term bank loan                           500,000            --           --
         Repayments of term bank loan                        (104,167)           --           --
------------------------------------------------------------------------------------------------
                                                             (667,461)     (623,187)   1,297,403
------------------------------------------------------------------------------------------------

   Investing Activities

         Marketable securities                               (458,342)      494,634     (185,872)
         Additions to capital assets                       (2,119,023)   (2,771,105)     (82,115)
         Proceeds on disposal of capital assets                    --       127,587       91,226
         Goodwill on acquisition of business                       --            --      (14,119)
         Additions to deferred charges                       (200,000)           --     (127,818)
------------------------------------------------------------------------------------------------
                                                           (2,777,365)   (2,148,884)    (318,698)
------------------------------------------------------------------------------------------------

Increase in Cash                                            1,025,127     1,775,445       99,775

Cash - Beginning of Year                                    1,964,962       189,517       89,742
------------------------------------------------------------------------------------------------

Cash - End of Year (note 20)                              $ 2,990,089   $ 1,964,962   $  189,517
================================================================================================

See accompanying notes

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

1.   Nature of Business

The Company was incorporated under the Canada Business Corporations Act. The Company designs, develops, assembles, markets and installs integrated systems and products primarily for financial institutions, government agencies and major corporations in both Canada and the United States. These systems include self-service and financial transaction processing systems, time management systems and integrated security systems which are included as product revenues. The Company also provides service and maintenance for their systems and products as well as automated teller machine ("ATM") services. These services are included in service revenues.

2.   Changes in Accounting Policies and Estimates

     Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired.

The Canadian Institute of Chartered Accountants (CICA) recently issued Handbook Sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets". Effective February 1, 2002, the Company adopted the new recommendations and accordingly is no longer amortizing goodwill. Goodwill is tested for impairment on an annual basis at the reporting unit level and written down to fair value if required. Fair value is determined using discounted cash flows.

The following is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill had the new standard been applied retroactively for fiscal 2002 and 2001.

                                                    For the years ended January 31,
                                                 -----------------------------------
                                                                             2001
                                                    2003         2002      (note 23)
------------------------------------------------------------------------------------
   Reported net earnings (loss)                  $3,140,081   $1,767,618   $(202,056)
   Addback:  Goodwill amortization                       --       18,820      24,452
------------------------------------------------------------------------------------

   Adjusted net earnings (loss)                  $3,140,081   $1,786,438   $(177,604)
====================================================================================

Basic Earnings Per Share

      Reported basic earnings (loss) per share   $     1.32   $     0.76   $   (0.09)
      Goodwill amortization                              --         0.01        0.01
------------------------------------------------------------------------------------

   Adjusted basic earnings (loss) per share            1.32   $     0.77   $   (0.08)
====================================================================================

Diluted Earnings Per Share

   Reported diluted earnings (loss) per share    $     1.27   $     0.74   $   (0.09)
   Goodwill amortization                                 --         0.01        0.01
------------------------------------------------------------------------------------

Adjusted diluted earnings (loss) per share       $     1.27   $     0.75   $   (0.08)
====================================================================================

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

2.   Changes in Accounting Policies and Estimates (Cont'd)

     Foreign Currency Translation

In 2003, the Company adopted the new recommendations of the CICA with respect to the accounting for foreign currency translation. Under the new recommendations, exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period are reported in the results of operations in the current year and are not deferred and amortized. Notwithstanding the adoption of the new recommendations, no adjustment was made to the consolidated financial statements for 2003.

Stock-Based Compensation

Effective February 1, 2002, the Company adopted the new recommendations of the CICA with respect to stock-based compensation and other stock-based payments. The new standard requires the use of a fair value-based method to account for certain stock-based compensation arrangements which include all stock-based awards to non-employees, direct awards of stock and stock appreciation rights to employees and awards to employees calling for settlement in cash or other assets. Options granted by the Company to employees are not required under the new standard to be accounted for using a fair value-based method. When an enterprise does not use the fair value-based method for accounting, it must disclose pro forma net earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for stock-based compensation cost.

The Company will continue to use the settlement method to account for the employees stock options granted under the stock-based compensation plan described in note 15. As a result, no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees upon exercise of stock options is credited to share capital.

The new standard also requires a compensation expense to be recognized for stock appreciation rights to be settled in equity (SAR). The Company has selected to measure this expense based on the current market value of common stock over the vesting period, the same method selected under US GAAP (note 21).

The adoption of the new standard has no material effect on the prior periods and therefore no adjustment was made to opening retained earnings for the change in accounting policy. Expense resulting from changes in the appreciation values of the SAR, has been recognized and included in selling, general and administration expenses prospectively beginning in 2003 with a corresponding increase to contributed surplus. Upon the issuance of Common Shares resulting from the exercise of a SAR, an amount representing the accrued appreciation in value will be transferred from contributed surplus to capital stock.

Grants to non-employees in payment of services rendered will be accounted for on a prospective basis, in accordance with the new standard, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Common share awards to employees are recorded as compensation expense based on the quoted common share price at closing the day of the grant and will continue to be so under the new section.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

2.   Changes in Accounting Policies and Estimates (Cont'd)

     Earnings Per Share

In 2002, the Company adopted the new recommendations of the CICA with respect to earnings per share. Under the new recommendations, diluted earnings per share are calculated based on the weighted average number of common shares outstanding during the year plus the effects of dilutive common share equivalents such as options. This method requires that diluted earnings per share be calculated using the treasury stock method which calculation is made on the basis as if all common share equivalents had been exercised at the beginning of the reporting period or at the date of issue as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

     Change in Accounting Estimates

As a result of changes in the Company's business operations and practices in 2002, costs on service contracts were incurred more evenly over the term of the contract. Accordingly, in 2002 the Company began recognizing the corresponding revenue on a straight-line basis over the term of the contract. This change in estimate had the effect of decreasing earnings before income taxes for 2002 by approximately $1,200,000.

3.   Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and conform, in all material respects, with generally accepted accounting principles in the United States, except as disclosed in note 21.

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

     Use of Estimates

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

     Inventory Valuation

Inventories are valued at the lower of cost and net realizable value for finished goods and lower of cost and replacement cost for spare parts, supplies and raw materials. Cost is determined using the first-in, first-out method.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

3.   Summary of Significant Accounting Policies (Cont'd)

Amortization of Capital Assets

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

     Development Costs

Research costs are expensed as incurred. Development costs incurred for product development for which the Company has an identified market and are considered technically and financially feasible are deferred and amortized. Amortization is charged to operations on a straight-line basis over two years commencing with the product's commercialization. Development costs for products that are no longer expected to attain commercial success are written off.

     Revenue Recognition

The Company recognizes operating revenues when earned, specifically when the services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed and determinable and collectibility is reasonably assured.

Revenue from the sale of products is recognized at the time goods are shipped to customers and accepted. Revenue from the sale of integrated security systems, including installation services, is recognized on a percentage of completion basis. Any losses on contracts are recognized in the period that such losses become known. Revenue from service contracts is recognized on a straight-line basis over the term of the contract. Billings in advance of services are included in deferred revenue.

     Deferred Charges

The deferred charges representing commissions and are being amortized on a straight-line basis between three and five years. Amortization for the year amounted to $28,427 and is included in selling, general and administration expenses.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

3.   Summary of Significant Accounting Policies (Cont'd)

     Future Income Taxes

Future tax assets and liabilities are determined based on differences between the carrying amount and the tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that these assets will be realized.

     Investment Tax Credits

Investment tax credits related to expenditures for development costs are recorded as a reduction of these costs. Investment tax credits related to research and development costs are recorded as a reduction of the related costs.

     Fair Value

Cash, accounts receivable and other assets, bank indebtedness and accounts payable and accrued liabilities are all short-term in nature and as such, their carrying values approximate fair values.

A reasonable estimate of fair value cannot be made for the loans receivable, controlling shareholders as there is no comparable market data.

The estimated fair value of marketable securities is based upon quoted value and the fair value of obligations under capital leases and term bank loan are based upon discounted future cash flows, using current market rates for similar debt. The fair values of these financial instruments approximate their carrying values.

     Foreign Currency Translation

Accounts in foreign currency, covered by foreign exchange contracts, have been translated as follows:

Assets, liabilities, revenues and expenses, at rates prevailing in such contracts.

Unrealized gains and losses on outstanding forward exchange contracts, used to hedge future revenues and purchases, are not recorded in the financial statements but are included in the measurement of the related hedged transaction when realized.

Integrated foreign operations and other foreign currency accounts not covered by foreign exchange contracts have been translated as follows:

     Monetary items - at exchange rates in effect at the balance sheet date;

     Non-monetary items - at exchange rates in effect on the dates of the transactions;

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

3.   Summary of Significant Accounting Policies (Cont'd)

          Revenue and expenses - at average exchange rates prevailing during the year, except for inventories and amortization which are translated at rates prevailing when the assets were acquired.

Gains and losses arising from foreign currency translation are included in income.

4.   Joint Venture

On May 1, 1999, the Company entered into a joint venture agreement to form ATMS / Frisco Bay and Company, Limited Partnership ("ATMS"). The Company owns 50% of ATMS and has proportionally consolidated the following:

                                                           2003         2002
--------------------------------------------------------------------------------
Current assets                                          $2,930,529   $1,650,023
Capital assets                                           1,245,118      934,688
Deferred charges                                            49,859           --
Current liabilities                                      3,323,267    1,775,796
Long-term portion of capital lease obligations              34,370      151,007
Deferred revenue                                             5,335           --
Revenues                                                 3,195,648    2,757,106
Expenses                                                 2,641,020    2,088,402
Net earnings                                               554,628      668,704
Cash flows provided by operating activities                553,933    1,061,177
Cash flows provided by financing activities              1,212,617      567,189
Cash flows used in investing activities                   (818,436)    (481,155)

The Company's share of commitments of ATMS is disclosed in note 14.

On February 27, 2003, the Company acquired the remaining 50% interest in ATMS (note 22).

5.   Marketable Securities

Marketable securities consist of bankers' acceptances, commercial paper and corporate and government bonds. As at January 31, 2003, these securities had maturity dates ranging from February 6, 2003 to September 4, 2003 with an approximate weighted average yield of 3.0% per annum.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

6.   Accounts Receivable and Other Assets

The components of accounts receivable and other assets are as follows:

                                                          2003          2002
--------------------------------------------------------------------------------
Accounts receivable                                   $10,479,861   $11,151,181
Prepaid and other assets                                  402,220       231,967
Allowance for doubtful accounts                          (396,611)     (181,098)
--------------------------------------------------------------------------------

                                                      $10,485,470   $11,202,050
================================================================================

In 2002, revenues included transactions with a major customer which represented 13% of revenues and 20% of accounts receivable at year end. In 2003 and 2001, no customer represented more than 10% of revenues and accounts receivable at year end.

Included in accounts receivable is approximately $869,000 (2002 - $492,000) receivable in U.S. currency (U.S.$571,000; 2002 - U.S.$309,000).

7.   Inventories

                                                            2003         2002
--------------------------------------------------------------------------------
Spare parts and supplies                                 $  867,443   $  965,242
Raw materials                                               371,790      437,062
Finished goods                                            4,026,179    4,073,041
--------------------------------------------------------------------------------
                                                         $5,265,412   $5,475,345
================================================================================

8.   Loans Receivable, Controlling Shareholders

The loans are unsecured, non-interest bearing and are due not earlier than February 1, 2004.

9.   Capital Assets

     2003

                                                       Accumulated   Net Carrying
                                           Cost       Amortization      Amount
----------------------------------------------------------------------------------
Automated teller machines                $5,173,025    $1,952,149     $3,220,876
Equipment and furniture                   1,617,595     1,267,094        350,501
Computer equipment                        2,519,794     1,536,693        983,101
Leasehold improvements                      608,338       546,376         61,962
Interchange contract rights                 226,566        74,263        152,303
--------------------------------------------------------------------------------
                                        $10,145,318    $5,376,575     $4,768,743
================================================================================

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

9.   Capital Assets (Cont'd)

     2002

                                                        Accumulated   Net Carrying
                                             Cost      Amortization      Amount
----------------------------------------------------------------------------------
Automated teller machines                 $3,842,684    $  983,624     $2,859,060
Equipment and furniture                    1,632,403     1,191,021        441,382
Computer equipment                         1,826,704     1,403,184        423,520
Leasehold improvements                       606,888       529,163         77,725
Interchange contract rights                  121,242        38,741         82,501
--------------------------------------------------------------------------------
                                          $8,029,921    $4,145,733     $3,884,188
================================================================================

Included in automated teller machines and computer equipment are assets under capital leases having original costs of $3,258,436 (2002 - $2,788,436) and $341,429 (2002 - $58,379) respectively, and accumulated amortization of $1,376,980 (2002 - $750,108) and $57,242 (2002 - $56,839) respectively.

10.  Bank Indebtedness

The Company's $5,000,000 credit facility is subject to review annually and consists of an operating demand line of credit and letters of credit facility. Borrowings under the operating demand line of credit bear an annual interest at rates ranging from prime to prime plus 0.5% on Canadian borrowings and from U.S. base rate to U.S. base rate plus 0.5% on U.S. borrowings. As security for the credit facility, the Company has pledged a $7,500,000 moveable hypothec on accounts receivable, inventories and other moveable property. The Company has also provided a $1,000,000 moveable hypothec on marketable securities (note 5), an assignment of fire insurance on the Company's assets and life insurance on the Company's executives. The terms of the banking agreement require the Company to comply with certain financial ratios.

ATMS has an operating demand line of credit of $5,750,000 in aggregate. Borrowings under the demand line of credit bear an annual interest at prime rate plus 0.50%. As security for the credit facility and term bank loan (note 12), ATMS has provided a $6,900,000 moveable hypothec on all of its assets. The terms of the banking agreement require ATMS to comply with certain covenants.

The Company has provided a guarantee of $225,000 to secure a second mortgage of a company controlled by the controlling shareholders of the Company, from which office space is leased. The second mortgage is repayable over four years and is also secured by a second mortgage on the building where the Company's head office is located.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

11.  Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

                                                            2003        2002
--------------------------------------------------------------------------------
Trade payables                                           $2,307,223   $4,298,969
Accrued compensation                                      2,354,596    1,719,111
Other accrued liabilities                                 1,633,006    1,427,898
--------------------------------------------------------------------------------
                                                         $6,294,825   $7,445,978
================================================================================

Included in accounts payable and accrued liabilities is approximately $789,000 (2002 - $1,529,000) payable in U.S. currency (U.S.$518,000; 2002 - U.S.$960,000)
and $151,000 (2002 - $87,000) payable in Japanese Yen currency (11,400,000 JPY; 2002 - 6,500,000 JPY).

12.  Term Bank Loan

ATMS has a term bank loan, bearing an annual interest at 1% above bank prime rate, maturing on August 17, 2004, payable in monthly principal instalments of $20,834 plus interest. The loan of $395,833 is repayable on demand. As security, ATMS has pledged a moveable hypothec (note 10).

Principal repayments are due as follows:

2004                                                             $250,008
2005                                                              145,825

13.  Obligations Under Capital Leases

The following is a schedule of future minimum capital lease payments for leases expiring in 2006:

---------------------------------------------------------------------------
2004                                                             $1,037,283
2005                                                                482,756
2006                                                                181,684
---------------------------------------------------------------------------
                                                                  1,701,723
Amount representing interest (weighted average of 7.68%
   per annum)                                                       116,211
---------------------------------------------------------------------------
                                                                  1,585,512
Less current maturity                                               953,846
---------------------------------------------------------------------------
                                                                 $  631,666
===========================================================================

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

14.  Commitments and Contingencies

     Commitments

The aggregate minimum rentals (exclusive of other occupancy charges) for leases in effect as at January 31, 2003 are approximately as follows:

2004   $536,000
2005    501,000
2006    383,000
2007    209,000
2008     13,000

Office space is leased from a company controlled by the controlling shareholders of the Company. The lease, which expires in 2007, provides for annual rent of $165,000. This amount has been included in the above operating lease amounts. This transaction has been recorded at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

As at January 31, 2003, the Company had foreign currency exchange contracts to buy U.S.$400,000 for approximately $621,000 Canadian. Based on the rates as at January 31, 2003, the cost to the Company to exercise these commitments would be approximately $609,000 Canadian.

Total letters of credit outstanding as at January 31, 2003 were approximately $187,000 of which $144,000 is included in accounts payable and accrued liabilities.

     Contingencies

Various claims and legal proceedings have been instituted against the Company in the normal course of its business operations. In management's opinion, these claims and proceedings are unfounded. Management believes that the Company does not have an exposure in excess of amounts recorded in the consolidated financial statements and that any payments resulting from their outcome are not likely to have a material impact on its financial position.

The Company is contingently liable for the co-venturer's share of the obligations of ATMS. In the event that the Company had to meet any of these contingencies, it would have a claim on the assets of ATMS (note 22).

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

15.  Capital Stock

================================================================================

Authorized without par value -

     Unlimited Preferred Shares, issuable in one or more series
     Unlimited Common Stock, entitled to one vote per share and ranking pari passu with Class A Common Shares
     1,220,610 Class A Common Shares entitled to four votes per share, convertible automatically into Common Stock upon transfer of ownership on a one-for-one basis, except for sales to certain permitted transferees and ranking pari passu with Common Stock

     Issued -

                                                                              Class A
                                               Common Shares           Common Shares        Total
                                           ----------------------   -------------------   ----------
                                               #           $           #          $           $
     -----------------------------------------------------------------------------------------------
     Balance, January 31, 2001             1,520,470   11,369,949   799,967   3,695,188   15,065,137

     Common Shares awarded                     6,910       26,267        --          --       26,267
     Stock options exercised                   8,000       24,240        --          --       24,240
     Common Shares issued on exercise of
        stock appreciation rights              5,048           --        --          --           --
     -----------------------------------------------------------------------------------------------

     Balance, January 31, 2002             1,540,428   11,420,456   799,967   3,695,188   15,115,644

     Common Shares awarded                     2,427       28,856        --          --       28,856
     Stock options exercised                 144,616      817,319        --          --      817,319
     Common Shares issued on exercise of
        stock appreciation rights                967        4,769        --          --        4,769
     -----------------------------------------------------------------------------------------------

     Balance, January 31, 2003             1,688,438   12,271,400   799,967   3,695,188   15,966,588
     ===============================================================================================

Stock-Based Compensation

The Company utilizes common share awards as stock-based compensation in addition to stock options and stock appreciation rights which are covered by its stock incentive plan ("Stock Incentive Plan").

     Common Share Awards

     Management, at its discretion, may award common shares to key employees. During the year, the Company awarded and issued 2,427 Common Shares (2002 - 6,910) as compensation to key employees. Capital stock was increased by $28,856 (2002 - $26,267) and an equivalent amount of compensation expense was recorded.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

15.  Capital Stock (Cont'd)

     Stock Options

     The Company has a Stock Incentive Plan with provides for the issue of stock options and stock appreciation rights to the Company's officers, directors, employees and consultants. The maximum number of Common Shares issuable under the Stock Incentive Plan is 900,000.

     Stock options granted under this plan have a maximum exercise period of ten years and have vesting periods which range from immediate to vesting in equal increments, commencing one year from the grant date, over a period not exceeding five years. Stock options have an exercise price not less than the market value of the common shares at the closing on the date of grant.

     Stock option transactions during the two year period ending January 31, 2003 were as follows:

                                                                     Weighted
                                                                     Average
                                                                  Exercice Price
                                                       Options       (U.S. $)
--------------------------------------------------------------------------------
Outstanding at January 31, 2001                         159,362        $2.86

Granted                                                  65,000         2.73
Exercised                                                (8,000)        1.94
Forfeited                                               (17,814)        3.16
--------------------------------------------------------------------------------
Outstanding at January 31, 2002                         198,548         2.82

Granted                                                 127,000         5.27
Exercised                                              (144,616)        3.56
Forfeited                                               (10,500)        3.43
--------------------------------------------------------------------------------

Outstanding at January 31, 2003                         170,432         3.98
================================================================================

     The following table summarizes information about stock options outstanding as at January 31, 2003:

------------------------------------------------------------------------------------------------
                                Options Outstanding                     Options Exercisable
------------------------------------------------------------------------------------------------
                                   Weighted-
                                    Average          Weighted-                       Weighted-
   Range of                        Remaining          Average                        Average
Exercise Prices      Number     Contractual Life   Exercise Price     Number      Exercise Price
    (U.S.$)       Outstanding      (in years)          (U.S.$)      Exercisable      (U.S.$)
------------------------------------------------------------------------------------------------
$2.19 - $ 4.50      116,215            6.7              $2.97          65,748          $3.22
$5.30 - $ 6.50       42,217            8.9               5.36          42,217           5.36

$8.20 - $11.20       12,000            9.7               8.86           1,000           9.32
------------------------------------------------------------------------------------------------
                    170,432            7.5               3.98         108,965           4.11
================================================================================================

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

15. Capital Stock (Cont'd)

     As at January 31, 2002 and 2001, approximately 118,148 and 127,562 outstanding options respectively were exercisable. The weighted average exercise price for options exercisable at January 31, 2002 and 2001 was U.S.$2.89 and U.S.$2.75 respectively.

     No compensation expense has been recorded in the consolidated financial statements for stock options in accordance with note 2, changes in accounting policies and estimates.

     The following outlines the impact on the basis that the compensation for the Company's stock options is determined under the fair value-based method of accounting, for awards granted after February 1, 2002:

     --------------------------------------------------------------------------
     Net earnings, as reported                                       $3,140,081
     Pro forma impact                                                  (558,703)
     --------------------------------------------------------------------------

     Pro forma net earnings                                          $2,581,378
     --------------------------------------------------------------------------

     Pro forma basic earnings per share                              $     1.08
     --------------------------------------------------------------------------

     Pro forma diluted earnings per share                            $     1.05
     --------------------------------------------------------------------------

     The fair value of options used to compute pro forma net earnings and net earnings per share is the estimated fair value at grant date, using the Black-Scholes option-pricing model, with the following weighted average assumptions:

     Expected dividend yield                                                  0%
     Expected volatility                                                     84%
     Risk-free interest rate                                               3.94
     Expected option life in years                                         4.21

     The weighted average fair value of options granted during the year was CDN$5.34 per option after conversion effect.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options and rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employees' stock options.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

15. Capital Stock (Cont'd)

     Stock Appreciation Rights (SAR)

     The Company awards stock appreciation rights to its employees under the Stock Incentive Plan which entitles recipients to rewards representing the excess of the fair market value of one share of Common Shares on the date of exercise over the share's fair market value as of the date of the grant. Amounts may be paid in cash, Common Shares or a combination thereof, at the option of the Company. The Company has granted stock appreciation rights on one occasion in February 1995. The SARs were awarded at the fair value of the Company's Common Shares which was U.S.$1.00 per share and vested at 20% per year over the five year period commencing one year after the date of grant.

     Stock appreciation rights transactions during the two year period ending January 31, 2003 were as follows:

     --------------------------------------------------------------------------
     Outstanding at January 31, 2001                                      9,625
     Exercised                                                           (6,450)
     Forfeited                                                             (225)
     --------------------------------------------------------------------------

     Outstanding at January 31, 2002                                      2,950
     Exercised                                                           (1,125)
     Forfeited                                                             (500)
     --------------------------------------------------------------------------

     Outstanding at January 31, 2003                                      1,325
     --------------------------------------------------------------------------

     The outstanding SARs are entirely vested and exercisable and expire on February 6, 2005. During the year, the Company issued 967 (2002 - 5,048) Common Shares upon the exercise of 1,125 (2002 - 6,450) of the stock appreciation rights. In 2003, an expense of $12,029 resulting from changes in the appreciation values of the SAR, has been recognized and included in selling, general and administration expenses with a corresponding increase to capital stock and contributed surplus of $4,769 and $7,260 respectively.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

16. Income Taxes

Significant components of future income tax assets are as follows:

                                                             2003        2002
--------------------------------------------------------------------------------
Current future income tax asset                            $162,000   $  288,000
Long-term future income tax asset                                --      412,000
--------------------------------------------------------------------------------

Total future income tax assets                             $162,000   $  700,000
================================================================================

Tax loss carryforwards                                      117,000      488,000
Tax value of assets in excess of their carrying value        93,000      700,000
--------------------------------------------------------------------------------
Total future income tax assets                              210,000    1,188,000
Valuation allowance for future income tax assets             48,000      488,000
--------------------------------------------------------------------------------

Total future income tax assets                             $162,000   $  700,000
================================================================================

Income tax expense reported differs from the amount computed by applying the statutory income tax rates to earnings (loss) before income taxes. The reasons are the following:

                                                                                    2001
                                                           2003        2002      (note 23)
------------------------------------------------------------------------------------------
Statutory income tax rates                                   37.90%      40.51%      39.26%

Income taxes at the statutory rates                     $1,520,200   $ 730,611   $(249,716)
Recognized benefits of tax losses                         (668,910)   (277,000)   (474,000)
Tax value of assets in excess of their carrying value           --    (412,000)         --
Non-deductible expenses and other                           19,710      (5,611)    249,716
------------------------------------------------------------------------------------------

Effective Income Taxes                                  $  871,000   $  36,000   $(474,000)
------------------------------------------------------------------------------------------

As at January 31, 2003, there were U.S. income tax losses of approximately $292,000 (U.S.$191,000).

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

16.  Income Taxes (Cont'd)

The loss carryforwards may be applied against earnings of future years, not later than as follows:

                                                                   United States
--------------------------------------------------------------------------------
2020                                                                  $ 88,000
2021                                                                    54,000
2022                                                                   150,000
--------------------------------------------------------------------------------
                                                                      $292,000
================================================================================

17.  Research and Development Costs

Research and development costs consist of the following:

                                                     2003     2002        2001
                                                                        (note 23)
--------------------------------------------------------------------------------
Total costs incurred                               $    --   $16,453   $ 294,999
Less: Development costs capitalized                     --        --    (127,818)
Plus: Amortization of development costs             61,362    66,456      66,449
--------------------------------------------------------------------------------
                                                   $61,362   $82,909   $ 233,630
================================================================================

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

18.  Earnings Per Share

The calculation of basic earnings per share and diluted earnings per share is as follows:

                                               2003         2002         2001
                                                                       (note 23)
--------------------------------------------------------------------------------
Basic Earnings (Loss) Available to
    Common Shareholders                     $3,140,081   $1,767,618   $ (202,056)
================================================================================
Weighted Average Number of Common
    Shares Outstanding                       2,384,525    2,330,753    2,298,153
================================================================================
Basic Earnings (Loss) Per Share             $     1.32   $     0.76   $    (0.09)
================================================================================
Weighted average number of Common
    Shares outstanding                       2,384,525    2,330,753    2,298,153
Effects of dilutive securities:
    Stock options                               82,375       57,250        9,075
    Stock appreciation rights                    1,186        1,770        5,347
--------------------------------------------------------------------------------

Weighted Average Number of
    Common Shares and Common Share
    Equivalents Outstanding                  2,468,086    2,389,773    2,312,575
================================================================================
Diluted Earnings (Loss) Per Share           $     1.27   $     0.74   $    (0.09)
================================================================================

19.  Segmented Information

Management operates and evaluates the Company's business in two major segments, product sales and product support and services fees. Product revenues include the sale and installation of equipment and integrated systems. Service revenues include maintenance contract revenues and ATM service fees. The expenses which can be identified within each of these segments are disclosed in the statement of earnings and deficit. The assets are common to both segments and cannot be allocated.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

19.  Segmented Information (Cont'd)

The Company currently operates in Canada and the United States and revenues are allocated geographically based on customer location.

                                             2003          2002         2001
                                                                      (note 23)
--------------------------------------------------------------------------------
Revenues
Canada                                   $48,233,054   $40,686,168   $33,251,103
U.S.                                       3,044,155     2,405,704     2,596,334
--------------------------------------------------------------------------------
Total                                    $51,277,209   $43,091,872   $35,847,437
================================================================================

Capital Assets
Canada                                     4,768,743     3,884,188     1,948,163
U.S.                                              --            --            --
--------------------------------------------------------------------------------
Total                                    $ 4,768,743   $ 3,884,188   $ 1,948,163
================================================================================

Intangible Assets
Canada                                        37,642        99,004       184,280
U.S.                                              --            --            --
--------------------------------------------------------------------------------
Total                                    $    37,642   $    99,004   $   184,280
================================================================================

Segmented revenue is presented net of intersegment eliminations in the amount of approximately $696,000 in 2003 (2002 - $549,000 and 2001 - $379,000) all of
which are exports from Canada.

20.  Additional Cash Flow Information

Cash is represented by:

                                                 2003         2002        2001
                                                                        (note 23)
--------------------------------------------------------------------------------
Cash - operations                             $  813,644   $  738,722   $183,029
Cash - in circulation in automated
   teller machines                             2,176,445    1,226,240      6,488
--------------------------------------------------------------------------------
                                              $2,990,089   $1,964,962   $189,517
================================================================================

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

20.  Additional Cash Flow Information (Cont'd)

     Changes in Non-Cash Operating Elements of Working Capital

                                                                                         2001
                                                               2003         2002       (note 23)
     -------------------------------------------------------------------------------------------
     Accounts receivable and other assets                  $   716,580   $(1,800,532)  $  47,241
     Inventories, including costs and estimated earnings
        in excess of billings on uncompleted contracts         (23,146)     (372,654)   (397,768)
     Accounts payable and accrued liabilities               (1,151,153)    2,822,500    (246,903)
     Other                                                    (115,551)    1,542,257    (235,321)
     -------------------------------------------------------------------------------------------
                                                           $  (573,270)  $ 2,191,571   $(832,751)
     ===========================================================================================

     Additional Cash Flow Information

                                                                                   2001
                                                             2003       2002     (note 23)
     -------------------------------------------------------------------------------------
     Interest paid                                         $409,252   $519,617   $346,302
     Income taxes paid                                      519,040     97,649     35,236

     Non-Cash Financing and Investing Activities

The following non-cash items have been excluded from the statement of cash flows:

     a) the Company awarded and issued $28,856 (2002 - $26,267; 2001 - $30,644) of Common Shares as compensation to the employees; and

     b) the Company issued 967 (2002 - 5,048; 2001 - 26,120) common shares from the exercise of stock appreciation rights.

     c) in 2001, the Company acquired assets under capital lease in the amount of $1,010,000;

21. Reconciliation of Accounting Principles Generally Accepted in Canada and in the United States

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which conform in all material respects to those in the United States (U.S. GAAP), except as follows:

     a) Under U.S. GAAP, development costs are written-off to earnings as incurred as opposed to being deferred as is the case under certain conditions under Canadian GAAP.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

21. Reconciliation of Accounting Principles Generally Accepted in Canada and in the United States (Cont'd)

     b) Under U.S. GAAP, the Company intends to continue to account for its employee stock options applying Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. The exercise price of the Company's employee stock options equals or is greater than the market price of the underlying stock on the date the options were granted; accordingly, no compensation expense has been included in the Company's reconciliation of net income under U.S. GAAP. In addition, the Company measures compensation expense for its stock appreciation rights based on the current market value of common stock over the vesting period as permitted under Statement of Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation". Since the method of accounting is the same for Canadian and U.S. GAAP as of February 1, 2002, there will be no difference in expense in 2003 and onwards.

     c) Effective February 1, 2001, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The cumulative effect of adopting SFAS 133 as of January 31, 2002 is not material to the Company's consolidated financial statements.

     d) The Company's interest in a jointly controlled entity has been proportionately consolidated in the Company's consolidated financial statements. For purposes of U.S. GAAP, this interest would be accounted for by the equity method. Net earnings, earnings per share and shareholders' equity under U.S. GAAP are not impacted by proportionate consolidation of this interest in the jointly controlled entity. Differences on classification or display that result from using proportionate consolidation have been omitted.

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

     f) Marketable securities are classified as "available for sale securities" in accordance with SFAS 115. The impact on the consolidated financial statements is not significant.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

21. Reconciliation of Accounting Principles Generally Accepted in Canada and in the United States (Cont'd)

New Accounting Pronouncements

     1) In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and amends other existing authoritative pronouncements. As a result of SFAS 145, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). Applying the provisions of APB 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We believe that adoption of SFAS 145 will not have a material effect on the consolidated financial statements.

     2) In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We believe that adoption of SFAS 146 will not have a material effect on the consolidated financial statements.

     3) In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires companies to recognize an initial liability for the fair value of an obligation assumed when issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002 The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

     4) In December 2002, the FASB issued Statement 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148") which is effective for years ending after December 15, 2002. SFAS 148 provides alternative methods of transitioning to the fair-value method of accounting for stock-based employee compensation. SFAS 148 also amends previously issued disclosure requirements by requiring disclosure in the summary of significant accounting policies of the effect of the entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and within the current interim financial statements. Since the Company's financial statements are in accordance with Canadian GAAP, the U.S. GAAP disclosure requirements will continue to be presented under this note. The adoption of SFAS 148 has no significant effect on the consolidated financial statements.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

21. Reconciliation of Accounting Principles Generally Accepted in Canada and in the United States (Cont'd)

The effect of the above differences on the consolidated statement of earnings would be:

                                                                    2001
                                           2003         2002      (note 23)
---------------------------------------------------------------------------
Net earnings (loss), Canadian GAAP      $3,140,081   $1,767,618   $(202,056)
Development costs (a)                       61,362       66,456     (61,369)
Stock appreciation rights (b)                   --           --     (60,090)
Related income tax effect                   (4,000)      (4,000)     71,000
Future income taxes, at current rates        4,000        4,000     (71,000)
---------------------------------------------------------------------------
Net earnings (loss), U.S. GAAP          $3,201,443   $1,834,074   $(323,515)
===========================================================================

The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                                                  2001
                                                         2003         2002      (note 23)
------------------------------------------------------------------------------------------
Numerator for basic and diluted net earnings (loss)
   per share - earnings (loss) available to common
   stockholders, U.S. GAAP                            $3,201,443   $1,834,074   $ (323,515)
Denominator for basic earnings (loss) per
   share (note 18)                                     2,384,525    2,330,753    2,298,153
Denominator for diluted earnings (loss) per
   share (note 18)                                     2,468,086    2,389,773    2,312,575
------------------------------------------------------------------------------------------
Basic earnings (loss) per share, U.S. GAAP            $     1.34   $     0.79   $    (0.14)
==========================================================================================
Diluted earnings (loss) per share, U.S. GAAP          $     1.30   $     0.77   $    (0.14)
==========================================================================================

If the above-mentioned adjustments were made, the following balance sheet amounts would have resulted:

                                                                        2001
                                            2003          2002       (note 23)
-------------------------------------------------------------------------------
Capital stock                           $16,300,012   $15,442,024   $15,353,301
Contributed surplus                          65,622        77,435       115,651
Deficit                                  (1,576,582)   (4,711,569)   (7,050,544)

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

21. Reconciliation of Accounting Principles Generally Accepted in Canada and in the United States (Cont'd)

     Supplementary Information

     Stock-Based Compensation

Pro forma information regarding net earnings and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each respective year; risk-free interest rates of 3.94% (2002 - 4.9%; 2001 - 3%); dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 84% (2002 - 77.6%, 2001 - 79.1%) and an expected life of the options of
4.21 years (2002 and 2001 - 10).

For purposes of pro forma disclosures, the estimated fair value of the options is recognized in expense over the options' vesting period. The Company's pro forma information follows:

                                                                              2001
                                                     2003          2002     (note 23)
-------------------------------------------------------------------------------------
Net earnings (loss) U.S. GAAP                     $3,201,443   $1,834,074   $(323,515)
Pro forma stock option expense                      (582,575)     (70,557)    (32,107)
-------------------------------------------------------------------------------------
Pro forma net earnings (loss), U.S. GAAP          $2,618,868   $1,763,517   $(355,622)
=====================================================================================
   Pro forma basic earnings (loss) per share,
      U.S. GAAP                                   $     1.10   $     0.76   $   (0.15)
=====================================================================================
   Pro forma diluted earnings (loss) per share,
      U.S. GAAP                                   $     1.06   $     0.74   $   (0.15)
=====================================================================================

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

21. Reconciliation of Accounting Principles Generally Accepted in Canada and in the United States (Cont'd)

     Valuation and Qualifying Accounts

                                           Additions
                                    -----------------------
                        Balance -                Charged to                Balance -
                        Beginning   Charged to      Other                     End
                         of Year      Expense     Accounts    Deductions    of Year
------------------------------------------------------------------------------------
Allowance for
   Doubtful Accounts

Fiscal 2003              $181,098    $215,513       $--       $      --     $396,611
Fiscal 2002                58,592     278,206        --        (155,700)     181,098
Fiscal 2001               120,351      60,000        --        (121,759)      58,592

                                           Additions
                                    -----------------------
                        Balance -                Charged to                Balance -
                        Beginning   Charged to      Other                     End
                         of Year      Expense     Accounts    Deductions    of Year
------------------------------------------------------------------------------------
Inventory - Provision
   for Obsolescence

Fiscal 2003              $340,286    $160,000       $--       $ (50,000)    $450,286
Fiscal 2002               435,542     177,616        --        (272,872)     340,286
Fiscal 2001               363,564      71,978        --              --      435,542

22.  Subsequent Events

     a) On February 27, 2003, the Company effectively acquired, through a series of transactions, the remaining 50% interest in ATMS/Frisco Bay and Company, Limited Partnership ("ATMS"). As consideration for the aggregate purchase price of approximately $6,300,000, the Company paid $3,600,000 in cash, assumed $1,000,000 of liabilities and owes a balance of purchase price of $1,700,000 to be paid out of internally generated cash flows over the next two years. The results of the remaining 50% interest in ATMS will be included commencing February 1, 2003. This acquisition will be accounted for using the purchase method. The allocation of the purchase price to the fair value of the identifiable assets and liabilities has not yet been completed.

Frisco Bay Industries Ltd.

Notes to Consolidated Financial Statements
January 31, 2003
(Expressed in Canadian Funds)

22.  Subsequent Events (Cont'd)

     b) On February 19, 2003, the Company obtained a $3,500,000 term loan, in part, to finance the acquisition referred to in a) above. The loan bears an annual interest at the bank's prime rate plus 0.875% , and is repayable over three years. The Company also has the right to prepay the term loan at any time. As security for the term loan and for the Company's current credit facility (note 10), the Company has pledged a $12,500,000 moveable hypothec on accounts receivable, inventories and other moveable property. The Company has also provided an assignment of fire insurance on the Company's assets and life insurance on the Company's executives. Ther terms of the banking agreement require the Company to comply with certain financial ratios.

     c) On February 24, 2003, the Company obtained a $1,500,000 credit facility to provide vault cash for automated teller machines. The demand loan bears an annual interest at the bank's prime rate plus 0.25% and is secured by a letter of credit from the Company's principal bank. The terms of the credit facility require the Company to comply with certain financial ratios.

23.  Comparative Figures

The audited financial statements for 2001, which are presented for comparative purposes only, were audited by other chartered accountants.

Certain reclassifications of 2002 and 2001 amounts have been made to facilitate comparison with the current year.

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       FRISCO BAY INDUSTRIES LTD.


                                       By: /s/ Robert Gagnon
                                          --------------------------------------
                                          Name:  Robert Gagnon
                                          Title: Vice President, Finance and
                                                 Information Technology
                                                 and Assistant Secretary

Date: June 25, 2003

                                 CERTIFICATIONS

I, Barry E. Katsof, certify that:

1. I have reviewed this annual report on Form 20-F of Frisco Bay Industries
Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003


                                              /s/ Barry E. Katsof
                                              ----------------------------------
                                              Barry E. Katsof
                                              Chief Executive Officer (Principal
                                              Executive Officer)

                                 CERTIFICATIONS

I, Robert Gagnon, certify that:

1. I have reviewed this annual report on Form 20-F of Frisco Bay Industries
Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003


                                                   /s/ Robert Gagnon
                                                   -----------------------------
                                                   Robert Gagnon
                                                   Vice-President, Finance and
                                                      Information Technology
                                                   (Principal Financial Officer)

                                INDEX OF EXHIBITS

Exhibit
Number                        Description of Document                 Page
-------   ---------------------------------------------------------   ----
10.1      Consent of Richter, Usher & Vineberg, General Partnership

10.2      Consent of Ernst & Young, LLP

99.1      Certification of Principal Executive Officer pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002

99.2      Certification of Principal Financial Officer pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002



                         STATEMENT OF DIFFERENCES
                         ------------------------
The trademark symbol shall be expressed as.............................. 'TM'